Ditech Networks

2009 ANNUAL REPORT

Ditech Networks

DITECH NETWORKS, INC.

825 E. Middlefield Road
Mountain View, California 94043

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On October 8, 2009

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of **DITECH NETWORKS, INC.**, a Delaware corporation. The meeting will be held on Thursday, October 8, 2009 at 1:00 p.m. local time at Ditech's offices, 825 E. Middlefield Road, Mountain View, California 94043, for the following purposes:

1. To elect our Board of Directors' two nominees for director to hold office until the 2012 Annual Meeting of Stockholders.
2. To ratify the selection by Ditech's Audit Committee of Burr, Pilger & Mayer LLP as Ditech's independent registered public accounting firm for Ditech's fiscal year ending April 30, 2010.
3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is August 27, 2009. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

William J. Tamblyn

William J. Tamblyn
Secretary

Mountain View, California
September 11, 2009

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on Thursday, October 8, 2009.

The proxy statement and annual report to security holders are available at
http://materials.proxyvote.com/25500T

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

DITECH NETWORKS, INC.

825 E. Middlefield Road
Mountain View, California 94043

PROXY STATEMENT
FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS

October 8, 2009

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the Board of Directors of Ditech Networks, Inc. (the "Board of Directors" or "Board") is soliciting your proxy to vote at Ditech's 2009 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

Ditech intends to mail this proxy statement and accompanying proxy card on or about September 14, 2009 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on August 27, 2009 will be entitled to vote at the annual meeting. On this record date, there were 26,307,406 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on August 27, 2009, your shares were registered directly in your name with Ditech's transfer agent, Wells Fargo Bank, National Association, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on August 27, 2009, your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are two matters scheduled for a vote:

- Election of our Board of Directors' two nominees for director;
- Ratification of Burr, Pilger & Mayer LLP as Ditech's independent registered public accounting firm for Ditech's fiscal year ending April 30, 2010.

How do I vote?

You may either:

- Vote "For" all the nominees to the Board of Directors;
- Vote "For" all the nominees to the Board of Directors other than the one(s) you specify to "Withhold" your vote for; or
- "Withhold" your vote for all nominees.

For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Ditech. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares by telephone or through the Internet. A large number of banks and brokerage firms provide eligible shareholders the opportunity to vote in this manner. If your bank or brokerage firm allows for this, your voting form will provide instructions for such alternative method of voting.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of August 27, 2009.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of the nominees for director, and "For" the ratification of the Audit Committee's appointment of our independent registered public accounting firm. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a written notice that you are revoking your proxy to Investor Relations Department, Ditech Networks, Inc., 825 E. Middlefield Road, Mountain View, CA 94043.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

If you want to make a proposal to be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by May 17, 2010, to Investor Relations Department, Ditech Networks, Inc., 825 E. Middlefield Road, Mountain View, CA 94043; however, if Ditech's 2010 Annual Meeting of Stockholders is not held on or between September 8, 2010 and November 7, 2010, then the deadline will be a reasonable time prior to the time we begin to print and mail our proxy materials. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so no earlier than June 10, 2010, and no later than July 10, 2010; provided, however, that in the event that the date of the annual meeting is held more than 30 days prior to or more than 30 days after October 8, 2010 notice by the stockholder to be timely must be delivered not earlier than the close of business on the 120th day prior to the 2010 annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made. Stockholders are also advised to review our bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items.

How many votes are needed to approve each proposal?

- For the election of the directors, the two nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, Proposal No. 2, to approve the ratification of our Audit Committee's selection of our independent registered public accounting firm, must receive a "For" vote from the majority of shares voting either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by stockholders present at the meeting or by proxy. On the record date, there were 26,307,406 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairman of the meeting or a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in Ditech's quarterly report on Form 10-Q for the second quarter of fiscal 2010 which we expect to file on or before December 10, 2009.

PROPOSAL 1

ELECTION OF DIRECTORS

Ditech's Board of Directors is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors, unless the Board determines that the vacancy shall be filled by the stockholders. A director elected by the Board to fill a vacancy shall serve for the remainder of the full term of that class, and until the director's successor is elected and qualified. This includes vacancies created by an increase in the number of directors.

The Board of Directors currently has seven members. There are two directors in the class whose term of office expires in 2009. Both of the directors currently in serving in this term will not be standing for re-election. The Board of Directors has nominated two new persons to fill these positions. The two nominees, Mr. Alan B. Howe and Mr. Frank J. Sansone, are not currently directors of Ditech. The nomination of each of Mr. Howe and Mr. Sansone was recommended by a securityholder. If elected at the annual meeting, each of the nominees would serve until the 2012 annual meeting and until his successor is elected and has qualified, or until the director's death, resignation or removal.

On September 2, 2009, Ditech and Lamassu Holdings L.L.C. and certain of its affiliates (collectively, "Lamassu"), entered into a letter agreement in which Ditech and Lamassu agreed that each of Mr. Howe and Mr. Sansone would be nominated to be elected to the Board of Directors at this annual meeting. In addition to the nomination of each of Mr. Howe and Mr. Sansone for election to the Board of Directors, the letter agreement also provides that:

- If Mr. Sansone is unable to serve as a director at a time when Lamassu owns at least 5% of the Ditech common stock, Ditech will appoint a replacement director designated by Lamassu and reasonably acceptable to Ditech Networks;
- Mr. Sansone and any replacement director will sign a conditional resignation from the Board of Directors, which may be accepted by the Board of Directors in the event that Lamassu's beneficial ownership of Ditech common stock falls below 5% of the outstanding Ditech common stock;
- Lamassu will vote all of the shares it beneficially owns in support of the slate of directors nominated by the Board of Directors at this annual meeting of stockholders (and will not support or participate in any "withhold the vote" or similar campaign, or support any other nominees other than the slate of directors nominated by the Board of Directors);
- Lamassu withdrew its previously announced notice of its intent to nominate directors with respect to this annual meeting of stockholders;
- For a period ending 90 days from the date of this annual meeting of stockholders, Lamassu will not (i) make any public statement regarding Ditech, the Board of Directors or any of Ditech's officers, directors or employees, except for the press release attached to the agreement or as may be required by law, or (ii) disparage Ditech, the Board of Directors, or any of Ditech's officers, directors or employees, in any manner, including in any manner which could be harmful to Ditech or its business, the Board of Directors or its reputation, or the business reputation or personal reputation of any officer, director or employee of Ditech.

Ditech filed a complete copy of the agreement with the SEC on September 3, 2009, as an exhibit to its Current Report on Form 8-K, and this summary is qualified in its entirety by reference to the entire agreement included therein.

It is Ditech's policy that its directors are encouraged to attend the Annual Meeting, and may do so telephonically. All of Ditech's directors then in office attended the 2008 Annual Meeting of Stockholders.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting. The three nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. In the event that one or more of the nominees should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee or nominees as management may propose.

The persons nominated for election have agreed to serve if elected, and management has no reason to believe that the nominees will be unable to serve.

The following are brief biographies of the nominees and each director whose term will continue after the Annual Meeting.

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2012 ANNUAL MEETING

Alan B. Howe, age 48, is currently Managing Partner of Broadband Initiatives, LLC, a privately-held boutique advisory and consulting firm focused primarily on the wireless, telecom and technology sectors, a position he has held since 2003. From the period of May of 2005 to October of 2008, Mr. Howe served as Vice President of Strategic Development for Covad Communications Group, Inc., a nationwide provider of integrated voice and data communications. From April 1995 to April 2001, Mr. Howe served as the Vice President of Finance and Corporate Development and Chief Financial Officer of Teletrac, Inc. From December 1991 to April 1995, Mr. Howe worked in several positions with Sprint Corporation, including Director of Corporate Development. Mr. Howe holds a B.S. in Business Administration and Marketing from the University of Illinois, and an MBA in Finance from Indiana University. Mr. Howe is a member of the board of directors of Selectic, Inc. (Nasdaq: SLTC), Altigen (Nasdaq: ATGN) and several other private boards including Proxim Wireless, LCC International, Anacomp, Inc., and Dyntek, Inc. Previously, Mr. Howe served on the public board of Kitty Hawk, Inc.

Frank J. Sansone, age 38, has over 15 years of financial management and technology experience with a focus on managing all the financial elements of small fast growing public and private technology companies. Most recently Mr. Sansone served as CFO for LiveOffice, a rapidly growing SAAS email archiving software & services company. Prior to his involvement with LiveOffice, Mr. Sansone served as the Chief Financial Officer of Guidance Software from July 2005 to August 2008, and as its Vice President of Finance from December 2002 to July 2005, where he also oversaw all the key financial aspects associated with taking the company public. Before joining Guidance Software, Mr. Sansone accumulated approximately 10 years of financial experience including working for five years as a Audit Manager at PricewaterhouseCoopers. Mr. Sansone is a CPA, currently inactive.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH OF THE ABOVE NAMED NOMINEES

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2010 ANNUAL MEETING

William A. Hasler, age 67, has been a director of Ditech since May 1997. He was the Vice Chairman of Aphton Corporation, a bio-pharmaceutical company and he served as its Co-Chief Executive Officer until February 2004. From August 1991 to July 1998, Mr. Hasler was the Dean of the Haas School of Business at the University of California at Berkeley, and from January 1984 to August 1991, Mr. Hasler served as a Vice Chairman of KPMG Peat Marwick. Mr. Hasler is a director of numerous companies, including Schwab Funds, a financial service company, and Harris Stratex Networks, a microwave radio supplier. He received a B.A. from Pomona College and an M.B.A. from Harvard University.

Dr. Todd G. Simpson, age 43, joined Ditech in June 2005 as our Vice President, General Manager in connection with our acquisition of Jasomi Networks, Inc., and was promoted to Vice President, Marketing, in May 2007 and to President and Chief Executive Officer in September 2007. Prior to joining Ditech, Dr. Simpson was President and CEO of Jasomi from January 2005 until June 2005. Prior to joining Jasomi, Dr. Simpson was a founder and director of Call Genie Inc., a provider of automated voice solutions for the directory services business. From January 2001 to December 2003, Dr. Simpson served as CTO for Zi Corporation, a provider of embedded software for mobile phones, and where previously, in 2000, he was Vice President of Engineering. Prior to this, he founded a series of companies including Headplay Inc. and Conversion Works. He holds a BSc. and PhD. in Computer Science from the University of Calgary.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2011 ANNUAL MEETING

Francis (Fran) Dramis, Jr. age 61, has served as a director of Ditech since February 2008. Mr. Dramis is currently the Chief Executive Officer of F. Dramis, LLC, a technology consulting firm. He also serves as a director for Avocent, a leading global provider of IT infrastructure management solutions; Iocom, a developer of enterprise collaboration software; and Netezza, the global leader in analytical appliances. Mr. Dramis serves on the advisory boards of Virima Technologies, Diabetech and NanoLumens Incorporated, as well as Voyager Capital and the Seraph Group. Mr. Dramis served for eight years as the Chief Information, Ecommerce and Security Officer for BellSouth. Prior to joining BellSouth Corporation in 1998, Mr. Dramis founded CIO Strategy, Inc., an information technology consulting firm. At that firm, Mr. Dramis led technology transformation efforts at Citibank, Coopers and Lybrand, NASD and Bankers Trust. Prior to CIO Strategy, Mr. Dramis was Managing Director and CIO at Salomon Brothers. Mr. Dramis also served as President and CEO of Network Management, Inc., and President and Chief Operating Officer of Telic Corporation. Early in his career, Mr. Dramis worked for AT&T, including Bell Labs, rising to the position of Executive Director of Information Product Management. Mr. Dramis received a B.S. in History from Rutgers University, and a Masters of Science in Advanced Management from Pace University.

Edwin L. Harper, age 64, has been a director at Ditech since December 2002 and has served as our Chairman of the Board since June 2007. Mr. Harper served as our Lead Independent Director from November 2003 to October 2007, and as our Interim Chief Executive Officer from August 15, 2007 to September 24, 2007. Mr. Harper also serves on the board of directors of Avocent, Inc., a leading worldwide manufacturer of keyboard, video and mouse switching and connectivity systems for IT Managers in network client/server environments. Mr. Harper was elected Chairman of the board of directors of Avocent in January 2008 and continues in that role. He served as interim CEO at Avocent from April 2008 to July 2008. He also serves on the board of directors of Verari Systems, Inc., a privately held manufacturer of high performance cluster computers. Mr. Harper has over 30 years experience in the high-tech field and has served as president and chief executive officer of several companies, including Colorado Memory Systems, a computer storage company. Mr. Harper currently serves as the Chairman and Chief Executive Officer of White Cell Software, Inc., a startup providing end-point network security software and as Chairman and CEO of Magic Softworks, a start-up providing remote backup for desktop computers. Mr. Harper also has extensive experience serving on several companies' board of directors. From 1993 to May 2002, Mr. Harper served on the board of directors of Network Associates (now McAfee, Inc.), a $1 billion network security and management software company. During part of his tenure on the Network Associates' Board, Mr. Harper served as Chairman. He received a B.S. and a M.S. in electrical engineering from Colorado State University.

David M. Sugishita, age 61, has served as director and Chairman of the Audit Committee of Ditech Networks since February 2003. He also serves as director and Chairman of the Board as well as Chairman of both the Audit Committee and Corporate Nominating & Governance Committee for Atmel Corporation. In addition, he serves as director for Micro Component Technology. Since 2000, Mr. Sugishita has taken various short-term assignments including Executive Vice President of Special Projects at Peregrine Systems from December 2003 to July 2004 as well as Executive Vice President and Chief Financial Officer at SONICblue from January 2002 to April 2002. Prior to 2000, Mr. Sugishita held various senior financial management positions: Synopsys (Senior Vice President of Finance & Operations, Chief Financial Officer) from 1997 to 2000; Actel (Senior Vice President and Chief Financial Officer) from 1995 to 1997; Micro Component Technology (Senior Vice President and Chief Financial Officer) from 1994 to 1995; Applied Materials (Vice President and Corporate Controller) from 1991 to 1994; and National Semiconductor (Vice President of Finance) from 1978 to 1991. Mr. Sugishita holds degrees in business administration from San Jose State University (B.S.) and University of Santa Clara (M.B.A.).

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under the listing rules of the Nasdaq Stock Market (the "Nasdaq Rules"), a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with Ditech's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent Nasdaq Rules, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and Ditech, its senior management and its independent registered public accounting firm, the Board affirmatively has determined that all of Ditech's current directors, and each of the two nominees for director, are independent directors within the meaning of the applicable Nasdaq Rules, except for Dr. Simpson, who is Ditech's President and Chief Executive Officer.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

As required under the Nasdaq Rules, Ditech's independent directors meet in regularly scheduled executive sessions at which only independent directors are present.

The Board has three standing committees: an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. The following table provides membership and meeting information for fiscal 2009 for each of the Board committees:

Name	Audit	Compensation	Corporate Governance
Gregory M. Avis		X	X
Francis (Fran) Dramis Jr.(1)		X	X
Edwin L. Harper		X*	X*
William A. Hasler(1)	X		
Dr. Andrei M. Manoliu(1)	X		X
David M. Sugishita	X*		
Total meetings in fiscal year 2009	9	6	1

* Committee Chairperson.

(1) In June 2008, Mr. Dramis joined the Compensation Committee, replacing Mr. Hasler, and joined the Corporate Governance and Nominating Committee, replacing Dr. Manoliu.

Below is a description of each committee of the Board of Directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" (as independence is currently defined in Rule 5605(a)(2) of the Nasdaq Rules) and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to Ditech.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors oversees Ditech's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee: evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on Ditech's audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by Ditech regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in Ditech's Annual Report on Form 10-K; and discusses with management and the independent registered public accounting firm the results of the annual audit and the results of Ditech's quarterly financial statements. The Audit Committee has a written Audit Committee Charter, which is not available on Ditech's website but a copy of which is attached as Appendix A to Ditech's proxy statement filed with the SEC on September 11, 2007 in connection with Ditech's 2007 Annual Meeting of Stockholders.

The Board of Directors annually reviews the Nasdaq Rules definition of independence for Audit Committee members and has determined that all members of Ditech's Audit Committee are independent (as independence is currently defined in Rule 5605(c)(2) of the Nasdaq Rules). The Board of Directors has determined that each of Messrs. Sugishita and Hasler qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Sugishita's level of knowledge and experience based on a number of factors, including his formal education and experience as a chief financial officer for public reporting companies. The Board made a qualitative assessment of Mr. Hasler's level of knowledge and experience based on a number of factors, including his formal education, his service as the Dean of the Haas School of Business at the University of California at Berkeley, and his experience as Vice Chairman of KPMG Peat Marwick, a large independent accounting firm.

COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors reviews and approves the overall compensation strategy and policies for Ditech. The Compensation Committee: reviews and approves corporate performance goals and objectives relevant to the compensation of Ditech's executive officers and other senior management; reviews and approves the compensation and other terms of employment of Ditech's Chief Executive Officer; reviews and approves the compensation and other terms of employment of the other executive officers; and administers Ditech's employee equity plans and other similar programs. The Compensation Committee has a written Compensation Committee Charter, which is not available on Ditech's website but a copy of which is attached as Appendix B to Ditech's proxy statement filed with the SEC on September 11, 2007 in connection with Ditech's 2007 Annual Meeting of Stockholders.

The Compensation Committee does not delegate its authority to others. However, the Compensation Committee does receive recommendations as to executive officer compensation from management. Our Chief Executive Officer annually reviews the performance of each executive officer (other than the Chief Executive Officer himself, whose performance is reviewed solely by the Compensation Committee). Our Chief Executive Officer presents his compensation recommendations based on management reviews, including with respect to salary adjustments and annual bonus award amounts, and equity grants to the Compensation Committee. These recommendations are just one factor that the Compensation Committee takes into account in making its compensation decisions. Human Resources is involved in summarizing the applicable information and provides input based solely on survey information and trends.

In fiscal 2008, 2009 and 2010, the Compensation Committee engaged Compensia, Inc., an executive compensation consulting firm, to conduct an annual review of its total compensation program for our named executive officers. Compensia provides the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions for the named executive officers. Compensia made specific recommendations in fiscal 2007, but provided only update information for assessment in fiscal 2008, 2009 and 2010.

Specifically, Compensia assisted the Compensation Committee with a marketplace assessment of our named executive officers' compensation in comparison to the compensation for comparable positions within our core and broader groups. The Compensation Committee engaged Compensia to complete a competitive review of our proposed executive compensation program and to make recommendations regarding our ongoing executive compensation philosophy and course of action.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee of the Board of Directors is responsible for identifying, reviewing and evaluating candidates to serve as directors of Ditech, reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board, developing a set of corporate governance principles for

Ditech, and recommending to the Board the compensation to be paid to outside directors. In assessing and recommending to the Board the compensation for our outside directors, the Corporate Governance and Nominating Committee assesses outside director compensation generally in the same manner as the Compensation Committee assesses executive officer compensation, including reviewing surveys prepared by Radford Associates, recommendations from Compensia, an outside consultant engaged by the Compensation Committee, and recommendations of management based on this information. The Corporate Governance and Nominating Committee has a written Corporate Governance and Nominating Committee Charter, which is not available on Ditech's website but a copy of which is attached as Appendix C to Ditech's proxy statement filed with the SEC on September 11, 2007 in connection with Ditech's 2007 Annual Meeting of Stockholders.

The Corporate Governance and Nominating Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, and having the highest personal integrity and ethics. The Corporate Governance and Nominating Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of Ditech, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of Ditech's stockholders. However, the Corporate Governance and Nominating Committee retains the right to modify these qualifications from time to time.

The Corporate Governance and Nominating Committee has established a process for identifying and evaluating nominees for director of Ditech. This process is that candidates for director nominees are to be reviewed in the context of the current composition of our Board, the operating requirements of Ditech and the long-term interests of stockholders. In conducting this assessment, the Corporate Governance and Nominating Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and Ditech, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Corporate Governance and Nominating Committee reviews such directors' overall service to Ditech during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Corporate Governance and Nominating Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq Rules, applicable SEC rules and regulations and the advice of counsel, if necessary. The Corporate Governance and Nominating Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Corporate Governance and Nominating Committee conducts any appropriate inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board, including with respect to Mr. Howe and Mr. Sansone.

The Corporate Governance and Nominating Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Corporate Governance and Nominating Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates, nor has it received a director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

The Corporate Governance and Nominating Committee will consider director candidates recommended by stockholders. The Corporate Governance and Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Corporate Governance and Nominating Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Corporate Governance and Nominating Committee at the following address: Ditech Networks, Inc.,

825 East Middlefield Road, Mountain View, California 94043, Attention: Director Nominations. For nominations for election at an Annual Meeting of Stockholders, this written recommendation must be delivered by at least the date 120 days prior to the anniversary date of the mailing of our proxy statement for the prior year's Annual Meeting of Stockholders. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of Ditech's stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors met 9 times during the last fiscal year. Each Board member attended or participated telephonically in 75% or more of the aggregate of the meetings of the Board and of the committees, on which he served, held during the period for which he was a director or committee member, respectively, during fiscal 2009.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Ditech's Board has adopted a formal process by which stockholders may communicate with the Board or any of its directors. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to the Secretary of Ditech Networks, Inc. at 825 E. Middlefield Road, Mountain View, CA 94043, Attention: Secretary. Communications also may be sent by e-mail to the following address stockholderinquiries@ditechnetworks.com. Any communication sent must state the number of shares owned by the security holder making the communication. The Secretary will review each communication. The Secretary will forward such communication to the Board or to any individual director to whom the communication is addressed unless the communication is unduly hostile, threatening or similarly inappropriate, in which case, the Secretary will discard the communication. All communications directed to the Audit Committee in accordance with Ditech's Escalation Process for Suspected Illegal Acts, Fraud or Departures from Ditech's Code of Conduct and Questioned Accounting/Reporting Matter that relate to questionable accounting or auditing matters involving Ditech will be promptly and directly forwarded to the Audit Committee.

CODE OF BUSINESS CONDUCT AND ETHICS

Ditech has adopted the Ditech Networks, Inc. Code of Conduct and Ethics that applies to all officers, directors and employees. A copy of the Code of Conduct and Ethics will be sent to any person requesting a copy without charge. To request a copy of our Code of Conduct and Ethics, please contact: Investor Relations, Ditech Networks, Inc., 825 East Middlefield Road, Mountain View, CA 94303, or call our Investor Relations Department at (650) 623-1308. If Ditech makes any substantive amendments to the Code of Conduct and Ethics or grants any waiver from a provision of the Code to any executive officer or director, Ditech will promptly disclose the nature of the amendment or waiver on a Form 8-K filing, or if permitted by Nasdaq, on its website.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS(1)

The Audit Committee of Ditech is composed of three non-employee directors: Mr. Sugishita, Mr. Hasler and Dr. Manoliu.

Management is responsible for Ditech's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of Ditech's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and Burr, Pilger & Mayer LLP, Ditech's independent registered public accounting. The discussions with Burr, Pilger & Mayer LLP also included the matters required by Statement on Auditing Standards No. 61 (Communications with Audit Committees). The Audit Committee received from Burr, Pilger & Mayer LLP written disclosures and the letter regarding its independence as required by applicable requirements of the PCAOB. This information was discussed with Burr, Pilger & Mayer LLP.

Based on its review and discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Ditech's Annual Report on Form 10-K for the fiscal year ended April 30, 2009 filed with the Securities and Exchange Commission.

Audit Committee:
David. M. Sugishita
William A. Hasler
Dr. Andrei M. Manoliu

---

(1) Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of Ditech under the 1933 Act or 1934 Act regardless of any general incorporation language in such filings.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Burr, Pilger & Mayer LLP as Ditech's independent registered public accounting firm for the fiscal year ending April 30, 2010 and the Board has further directed that management submit the selection of independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Burr, Pilger & Mayer LLP audited Ditech's financial statements for the fiscal year ended April 30, 2009. Representatives of Burr, Pilger & Mayer LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions. Representatives of PricewaterhouseCoopers LLP are not expected to be present at the Annual Meeting.

Neither Ditech's bylaws nor other governing documents or law require stockholder ratification of the selection of Burr, Pilger & Mayer LLP as Ditech's independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of Burr, Pilger & Mayer LLP to the stockholders for ratification as a matter of good corporate practice.

If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of Ditech and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting is required to ratify the selection of Burr, Pilger & Mayer LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

The following table represents aggregate fees billed to Ditech Networks for fiscal years ended April 30, 2009 and April 30, 2008 by Burr, Pilger & Mayer LLP and PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP had audited Ditech's financial statements since April 1998. On July 30, 2008, Ditech dismissed PricewaterhouseCoopers LLP as its independent registered public accounting firm and engaged Burr, Pilger & Mayer LLP to be Ditech's independent registered public accounting firm. for professional services rendered.

	Fiscal Year Ended	
	2009	2008
	(in thousands)	
Audit Fees	$410	$584
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees (specifically describe all other fees incurred)		—
Total Fees	$410	$584

All fees described above were approved by the Audit Committee

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS.

Previous Independent Registered Public Accounting Firm

On July 30, 2008, Ditech notified its independent registered public accounting firm, PricewaterhouseCoopers LLP, of its decision to dismiss PricewaterhouseCoopers LLP as Ditech's independent registered public accounting firm effective as of that date. The decision to change independent registered public accounting firms was approved by Ditech's Audit Committee.

The reports of PricewaterhouseCoopers LLP on Ditech's financial statements as of and for the years ended April 30, 2008 and 2007 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years and through July 30, 2008, the date of PricewaterhouseCoopers LLP's dismissal, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such period.

During Ditech's two most recent fiscal years, and through July 30, 2008, the date of PricewaterhouseCoopers LLP's dismissal, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K), other than:

At July 31, 2007, Ditech reported a material weakness as it did not maintain effective controls to accurately account for a marketing fund allowance issued to a customer under a non-standard contract. This control deficiency resulted in a review adjustment to Ditech's consolidated financial statements. Additionally, this control deficiency could result in a misstatement to revenue and accrued liabilities that would result in a material misstatement to Ditech's interim or annual financial statements that would not be prevented or detected. The Audit Committee discussed this material weakness with PricewaterhouseCoopers LLP and has authorized PricewaterhouseCoopers LLP to respond fully to inquiries of the successor independent registered public accounting firm concerning this matter. Ditech fully remediated this material weakness in the quarter ended April 30, 2008.

New Independent Registered Public Accounting Firm

On July 30, 2008, Ditech engaged Burr, Pilger & Mayer LLP as its new independent registered public accounting firm, effective immediately. The decision to engage Burr, Pilger & Mayer LLP as Ditech's independent registered public accounting firm was approved by Ditech's Audit Committee on July 30, 2008. During the two most recent fiscal years, and through July 30, 2008, the date of Burr, Pilger & Mayer LLP's engagement, Ditech did not consult with Burr, Pilger & Mayer LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

PRE-APPROVAL POLICIES AND PROCEDURES.

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Burr, Pilger & Mayer LLP. The policy generally pre-approves specified services in the defined categories of audit and audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. The Audit Committee has determined that the rendering of the services other than audit services by Burr, Pilger & Mayer LLP is compatible with maintaining the principal accountant's independence, within these defined categories of audit related and tax services.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of July 31, 2009 by: (1) each director and each nominee for director; (2) each of the executive officers named in the Summary Compensation Table; (3) all our executive officers and directors as a group; and (4) all those known by us to be beneficial owners of more than five percent of our common stock, if any. We do not have any class of equity securities outstanding other than our common stock

Beneficial Owner	Beneficial Ownership(1)	
Name and Address	Number of Shares	Percent of Total
FMR Corp., et al(2)	3,234,000	12.29
Lamassu Holdings LLC and affiliates(3)	2,399,845	9.12
Morgan Stanley(4)	2,209,442	8.40
Dimensional Fund Advisors LP(5)	2,136,721	8.12
Lloyd I. Miller, III(6)	1,540,694	5.86
The PNC Financial Services Group, Inc.(7)	1,536,911	5.84
Renaissance Technologies LLC(8)	1,323,900	5.03
Dr. Todd G. Simpson(9)	609,481	2.27
William J. Tamblyn(10)	868,328	3.21
Lowell B. Trangsrud(11)	674,080	2.50
William A. Hasler(12)	109,640	*
Edwin L. Harper(13)	125,000	*
David M. Sugishita(14)	78,097	*
Dr. Andrei M. Manoliu(15)	103,000	*
Gregory M. Avis(16)	50,000	*
Francis (Fran) A. Dramis, Jr.(17)	45,000	*
Alan B. Howe(19)	0	0
Frank J. Sansone(20)	0	0
All current directors and executive officers as a group (9 persons)(18)	2,662,626	9.34

* Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1) This table is based upon information supplied by officers and directors and upon information gathered by Ditech about principal stockholders known to us based on a Schedule 13G or 13D filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 26,306,054 shares outstanding on July 31, 2009 adjusted as required by rules promulgated by the SEC. All shares of common stock subject to options currently exercisable or exercisable within 60 days after July 31, 2009 are deemed to be outstanding for the purpose of computing the

percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

(2) Based on a Schedule 13G/A, reporting beneficial ownership, filed with the SEC on November 13, 2007, Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC, is the beneficial owner of the shares as a result of acting as investment advisor to Fidelity Low Priced Stock Fund ("Fund"), which owned all of the shares. Edward C. Johnson, 3d, Chairman of FMR LLC, and FMR LLC, through its control of Fidelity, and the Fund each has sole power to dispose of the shares owned by the Fund. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting shares owned directly by the fund, which power resides with the Fund's Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fund's Board of Trustees. The address of FMR LLC, Fidelity and the Fund is 82 Devonshire Street, Boston, Massachusetts 02109.

(3) Based on a Schedule 13D/A, reporting beneficial ownership, filed with the SEC on May 21, 2009, Lamassu Holdings L.L.C. ("Lamassu") has sole power to vote and dispose of the 2,399,845 shares. As the managing member of Lamassu, Timothy Leehealey and Samuel Healey may be deemed the beneficial owner of the 2,399,845 shares of common stock owned by Lamassu. Each of Messrs. Leehealey and Healey share voting and dispositive power with respect to the shares of common stock owned by Lamassu by virtue of their shared authority to vote and dispose of such shares of common stock. As of the close of business on May 20, 2009, Frank J. Sansone did not directly own any shares of common stock. Mr. Sansone, as a member of a "group" with the other reporting persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of 2,399,845 shares of common stock owned by Lamassu. Mr. Sansone disclaims beneficial ownership of such shares of common stock. The address of Lamassu and Mr. Leehealey is 21 Whitesands Drive, Newport Coast, CA 92657. The address of Mr. Healey is 600 Mamaroneck Avenue, Suite 400, Harrison, New York 10528. The address of Mr. Sansone is 2933 Arboridge Court, Fullerton, CA 92835.

(4) Based on a Schedule 13G/A, reporting beneficial ownership as of December 31, 2008. The securities being reported by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Capital Services, Inc., a wholly-owned subsidiary of Morgan Stanley. Morgan Stanley Capital Services, Inc. has sole power to vote and dispose of 2,209,442 shares. The address of Morgan Stanley and Morgan Stanley Capital Services, Inc. is 1585 Broadway, New York, New York 10036.

(5) Based on a Schedule 13G/A, reporting beneficial ownership as of December 31, 2008. Dimensional Fund Advisors LP ("Dimensional") is a registered investment adviser who furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the shares. The investment companies, trusts, and accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares. Dimensional disclaims beneficial ownership of the shares. The principal business office of Dimensional is located at Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas, 78746.

(6) Based on a Schedule 13D, reporting beneficial ownership as of June 18, 2009. Represents shares held by Lloyd I. Miller, III ("Miller") and affiliated entities, 401,158 shares of which sole voting and dispositive power is held and 1,139,536 shares of which shared voting and dispositive power is held. Miller is the investment advisor to the trustee of Trust A-4 and Trust C (collectively, the "Trusts"). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983. Miller is the manager of Milfam LLC ("Milfam LLC"), an Ohio limited

liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of (i) Milfam I L.P. ("Milfam I"), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. ("Milfam II"), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. Miller may be deemed to beneficially own 1,540,694 shares. 161,600 of the shares beneficially owned by Miller are owned of record by Trust A-4, 977,936 of the shares beneficially owned by Miller are owned of record by Trust C, 15,708 of the shares beneficially owned by Miller are owned of record by Milfam I, 380,049 of the shares beneficially owned by Miller are owned of record by Milfam II, and 5,401 of the shares are owned by Miller directly. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4 and Trust C. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam I, Milfam II and Miller directly. The principal business office of Miller is located at 4550 Gordon Drive, Naples, Florida 34102.

(7) Based on a Schedule 13G/A, reporting beneficial ownership as of December 31, 2008. Of the shares, 1,536,469 shares are held in trust accounts created by an Amended and Restated Trust Agreement dated September 20, 1983, in which Lloyd I. Miller, Jr. was Grantor and for which PNC Bank, National Association serves as Trustee. PNC Bank, National Association holds 442 shares in a fiduciary capacity. PNC Bank, National Association is a wholly owned subsidiary of PNC Bancorp, Inc., and PNC Bancorp, Inc. is a wholly owned subsidiary of The PNC Financial Services Group, Inc. Each of these three entities has sole voting power with respect to 442 of the shares, and shared voting and dispositive power with respect to 1,536,469 of the shares. The address of The PNC Financial Services Group, Inc. and PNC Bank, National Association is One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707. The address of PNC Bancorp, Inc. is 300 Delaware Avenue, Suite 304, Wilmington, Delaware 19801.

(8) Based on a Schedule 13G, reporting beneficial ownership as of November 17, 2008. Each of Renaissance Technologies LLC ("RTC") and James H. Simons has sole power to vote and dispose of 1,323,900 shares. As a result of Dr. Simons' position as a control person of RTC, Dr. Simons is deemed the beneficial owner of 1,323,900 shares. The address of RTC and Dr. Simons is 800 Third Avenue, New York, New York 10022.

(9) Includes 501,971 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2009.

(10) Includes 762,086 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2009.

(11) Includes 627,400 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2009.

(12) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2009.

(13) Includes 75,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2009.

(14) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2009.

(15) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2009. Total number of shares includes: 15,000 shares held by Manoliu/Neimat Living Trust; 3,000 shares held by Dr. Manoliu in an individual retirement account and 1,000 shares in a

qualified retirement plan; and 15,000 shares held in a qualified retirement plan by Marie-Anne Neimat, Dr. Manoliu's wife, and 5,000 shares for his children's trust of which he is a Co-Trustee.

(16) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2009.

(17) Includes 45,000 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2009.

(18) Includes 2,211,457 shares issuable upon the exercise of options exercisable within 60 days after July 31, 2009. See notes 9 - 17 above.

(19) Mr. Howe is not currently a director, but is a nominee for director. See "Proposal 1".

(20) Mr. Sansone is not currently a director, but is a nominee for director. See "Proposal 1". Also, see note 3 above for a description of Mr. Sansone's affiliation with Lamassu, and interest in the shares held by Lamassu.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

COMPENSATION OF EXECUTIVE OFFICERS
SUMMARY OF COMPENSATION

The following table shows the compensation awarded or paid to, or earned by, our Chief Executive Officer, our Chief Financial Officer, and our other most highly compensated executive officer serving in such capacity at April 30, 2009. We refer to these employees collectively as our "Named Executive Officers."

Summary Compensation Table

Name and Principal Position	Year	Salary($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)($)(1)	All Other Compensation ($)(3)	Total Compensation ($)
Todd G. Simpson, Ph.D(4)	2009	325,000	47,648	352,164		14,616	739,428
President and Chief Executive Officer	2008	283,784	189,723	241,654	47,188	285,800	1,048,189
William J. Tamblyn	2009	266,400	22,662	130,593		4,775	424,430
Executive Vice President & Chief Financial Officer	2008	266,400	23,611	238,476	46,354	3,337	578,178
Lowell B. Trangsrud	2009	266,400	22,662	157,717		5,514	452,293
Executive Vice President & Chief Operating Officer	2008	266,450	23,611	226,889	46,354	4,599	567,853

(1) The dollar amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the applicable fiscal year, in accordance with FAS 123(R), disregarding estimates of forfeiture related to service-based vesting conditions, associated with non-option awards and including amounts from awards granted in and prior to such fiscal year. Assumptions used in the calculation of these amounts are included in Note 8 to our audited financial statements for the fiscal year ended April 30, 2009 included in our Annual Report on Form 10-K.

(2) The dollar amounts in this column represent the compensation cost for the applicable year of stock option awards granted in and prior to such fiscal year. These amounts have been calculated in accordance with SFAS No. 123R, disregarding estimates of forfeiture related to service-based vesting conditions, and using the Black-Scholes option-pricing model. Assumptions used in the calculation of these amounts are included in Note 8 to our audited financial statements for the fiscal year ended April 30, 2009 included in our Annual Report on Form 10-K.

(3) Consists of 401(K) match, group term life insurance premiums paid by company, memberships and miscellaneous taxable compensation.

(4) Mr. Simpson became CEO and President of Ditech on September 24, 2007. His "Other Compensation" in fiscal 2008 includes $181,163 for relocation to the U.S. from Canada, and $102,391 for his retention bonus paid from the Jasomi acquisition in 2005, in which he was CEO.

Based on company performance, no bonuses were granted in the fiscal years ended April 30, 2008 or 2009. Additionally, no compensation was paid out based on the Non-Equity Incentive Plan predicated on the company achieving only minimal levels of performance. The Compensation Committee provided retention equity grants following the end of the fiscal year in part as a result of not paying out any cash under the plan.

Material terms of employment agreements or arrangements are under the Section, "Potential Payments Upon Termination or Change of Control" below.

The Non-Equity Incentive Plan for 2009 was based primarily on Ditech's operating plan, with emphasis on revenue growth and operating loss control, and a portion on personal performance. The Compensation Committee determined that no bonuses would be paid to Ditech's executive officers for the 2009 fiscal year.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR—END

The following table shows for the fiscal year ended April 30, 2009, certain information regarding outstanding equity awards at fiscal year end for the named executive officers.

OUTSTANDING EQUITY AWARDS AT APRIL 30, 2009

	Option Awards					Stock Awards	
	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights That Have Not Vested(#)(5)	Equity Incentive Plan Awards:Market Value or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)(3)(5)
Mr. Simpson	26,971	—	—	0.36	04/20/2014(2)	—	—
	25,000	—	—	7.22	02/15/2007(1)	4,166	4,083
	450,000	—	—	5.02	10/10/2017(1)	—	—
	—	—	66,667	3.42	7/31/2009(4)	—	—
	—	—	33,333	3.42	7/31/2010(4)	—	—
	—	—	60,000	2.29	06/04/2018(4)	20,000	19,602
	—	—	60,000	0.7699	12/19/2018(4)	—	—
	—	—	60,000	0.7699	12/19/2018(4)	—	—
Mr. Tamblyn	124,586	—	—	9.00	08/10/2009(2)	—	—
	125,000	—	—	7.19	01/10/2011(2)	—	—
	90,000	—	—	2.92	06/21/2012(2)	—	—
	10,000	—	—	10.35	09/23/2013(2)	—	—
	150,000	—	—	8.76	09/30/2013(2)	—	—
	125,000	—	—	13.37	05/18/2014(1)	—	—
	100,000	—	—	6.49	06/30/2015(1)	—	—
	37,500	—	—	7.22	02/15/2017(1)	6,250	6,126
	—	—	80,000	3.42	07/31/2009(4)	—	—
	—	—	40,000	3.42	07/31/2010(4)	—	—
	—	—	45,000	2.29	06/04/2018(4)	15,000	14,702
	—	—	45,000	0.7699	12/19/2018(4)	—	—
	—	—	45,000	0.7699	12/19/2018(4)	—	—
Mr. Trangsrud	126,000	—	—	7.12	07/12/2011(2)	—	—
	28,900	—	—	2.92	06/21/2012(2)	—	—
	150,000	—	—	8.76	09/30/2013(2)	—	—
	125,000	—	—	13.37	05/18/2014(1)	—	—
	100,000	—	—	6.49	06/30/2015(1)	—	—
	37,500	—	—	7.22	02/15/2017(1)	6,250	6,250
	60,000	—	—	3.42	12/07/2017(1)	—	—
	—	—	40,000	3.42	07/31/2009(4)	—	—
	—	—	20,000	3.42	07/31/2010(4)	—	—
	—	—	45,000	2.29	06/04/2018(4)	15,000	14,702
	—	—	45,000	0.7699	12/19/2018(4)	—	—
	—	—	45,000	0.7699	12/19/2018(4)	—	—

(1) Option is immediately exercisable and vests over four years, 25% of the shares vest one year after the vesting commencement date, and 1/48th of the shares vest each month after the first 25% vest.

(2) Option was immediately exercisable and vested in variable increments. The option is now fully vested.

(3) Value based on April 30, 2009 closing price of $0.98.

(4) Option is immediately exercisable, and vesting is based on achievement of performance criteria, namely, revenue growth, cash flow improvements, new product licensing/application introduction and related revenue targets.

(5) Shares of restricted stock, or restricted stock units, subject to performance vesting. Performance criteria is tied to new product licensing/applications introductions and related revenue targets.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Employment Agreement with Mr. Simpson. In September 2007, Ditech entered into a letter agreement with Mr. Simpson to serve as Ditech's Chief Executive Officer and President. Under the terms of Mr. Simpson's agreement, Mr. Simpson receives a base salary of $325,000 per year, less applicable payroll taxes and withholdings, payable on the company's regular payroll schedule, and is eligible for an annual bonus of up to 75% of his annual base salary under the terms of the FY 2008 Executive Bonus Program, pro rated in accordance with the time served in this position, with the remainder of his bonus governed by the bonus arrangements in place prior to execution of the agreement, also pro rated for the portion of the year served under that prior arrangement. In addition, the obligations of Ditech under Mr. Simpson's prior agreement with the company relating to relocation assistance continue uninterrupted by this letter agreement; *provided, however,* that (1) if his employment with the company is terminated without Cause prior to July 31, 2008, then the company will continue to pay the relocation assistance through July 31, 2008, and (2) if his employment is terminated for any other reason, either by Mr. Simpson or by the company, prior to July 31, 2008, then the relocation assistance shall cease as of his last day of employment.

In addition, Mr. Simpson received an option to purchase 450,000 shares of the company's common stock with an exercise price equal to the fair market value of the company's common stock on the date of grant. The option has a four year vesting schedule, under which 25% of the shares subject to the option will vest after 12 months and $1/48^{th}$ of the total will vest at the end of each month thereafter, until either the option is fully vested or Mr. Simpson's employment ends, whichever occurs first.

Mr. Simpson was also granted an additional option to purchase 100,000 shares of the company's common stock, which shall vest upon achievement of company performance milestones determined by the Compensation Committee.

Mr. Simpson was added as a participant under the Ditech Networks, Inc. Amended and Restated Change in Control Severance Benefit Plan (the "Severance Plan"), which provides for severance benefits in the event of a change of control. See the description of the Severance Plan below.

Additionally, under the terms of Mr. Simpson's letter agreement, if Ditech terminates his employment without Cause (as defined below) prior to September 30, 2009, and such termination is not in connection with a Change in Control (as defined in the Severance Plan), then Ditech will provide Mr. Simpson with the following severance benefits:

- Severance pay in the form of continuation of base salary in effect on the effective date of termination for a period of 12 months after the date of such termination; and
- If Mr. Simpson timely elects continued coverage under COBRA, then Ditech will pay the COBRA premiums necessary to continue his medical insurance coverage in effect for Mr. Simpson and his eligible dependents on the termination date for a period of 12 months after termination (provided such COBRA reimbursement shall terminate upon his

commencement of new employment by an employer that offers health care coverage to its employees or such earlier date as Mr. Simpson is no longer eligible for COBRA coverage).

The severance benefits are conditional upon Mr. Simpson delivering to the company an effective, general release of claims in favor of the company.

For purposes of the letter agreement, "Cause" means: (i) violation of any material provision of Mr. Simpson's Employee Proprietary Information and Inventions Agreement; (ii) any act of theft or dishonesty; (iii) participation in any immoral or illegal act that has had or could reasonably be expected to have or had a detrimental effect on the business or reputation of the company; or (iv) material failure to use reasonable efforts to perform reasonably requested tasks after written notice and a reasonable opportunity to comply with such notice.

Change in Control Severance Benefit Plan. On August 18, 2006, the Compensation Committee adopted a Change in Control Severance Benefit Plan, which it amended on September 24, 2007. Each person, during such time as they are a participant in the Severance Plan, is referred to as a "participant."

A participant in the Severance Plan will receive, if the participant's employment with Ditech is terminated due to an "involuntary termination without cause" or a "constructive termination" (as those terms are defined in the Severance Plan), in either case within one (1) month prior to or twelve (12) months following a "change in control" (defined in the Severance Plan), the following benefits:

(a) cash severance, paid over 12 months, equal to 12 months base salary, and (ii) the pro rata portion (based upon of the amount of the fiscal year lapsed) of the expected executive bonus for the participant for the fiscal year;

(b) full accelerated stock option exercisability and vesting for all outstanding options to purchase Ditech common stock that were granted to the participant on or after September 1, 2003, and any reacquisition or repurchase rights held by the Company in respect of common stock issued pursuant to any other stock award granted to the Participant by the Company on or after September 1, 2003 but before a Change in Control shall lapse; and

(c) COBRA premiums for the participant for 12 months, or until such earlier date as the participant shall secure subsequent employment that shall provide the participant with health benefits.

For purposes of the Severance Plan:

"Change in control" means one of the following events or a series of more than one of the following events that are related, wherein the stockholders of Ditech immediately before the transaction do not retain immediately after the transaction, in substantially the same proportions as their ownership of shares of Ditech's voting stock immediately before the transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting stock of Ditech, the resulting entity in a merger or, in the case of an asset sale, the corporation or corporations to which the assets of Ditech were transferred:

(1) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of Ditech of more than fifty percent (50%) of the voting stock of Ditech;

(2) a merger or consolidation in which Ditech is a party; or

(3) the sale, exchange, or transfer of all or substantially all of the assets of Ditech.

"Constructive termination" means a resignation by a participant of employment with the Company after one of the following is undertaken without the participant's express written consent:

(1) a substantial reduction in the participant's duties or responsibilities (and not simply a change in title or reporting relationships) in effect immediately prior to the effective date of the change in control; *provided, however,* that it shall not be a "constructive termination" if, following the effective date of the change in control, either (a) Ditech is retained as a separate legal entity or business unit and the participant holds the same position in such legal entity or business unit as the participant held before such effective date, or (b) the participant holds a position with duties and responsibilities comparable (though not necessarily identical, in view of the relative sizes of Ditech and the entity involved in the change in control) to the duties and responsibilities of the participant prior to the effective date of the change in control;

(2) a reduction in the participant's base salary (except for salary decreases generally applicable to Ditech's other similarly situated employees);

(3) a change in the participant's business location of more than 40 miles from the business location prior to such change, except for required travel for Ditech's business to an extent substantially consistent with participant's prior business travel obligations;

(4) a material breach by Ditech of any provisions of the Severance Plan or any enforceable written agreement between Ditech and the participant, and Ditech fails to rescind or cure the conduct giving rise to the event constituting such material breach within thirty (30) days of receipt by Ditech of written notice from the participant informing Ditech of such material breach; or

(5) any failure by Ditech to obtain assumption of the Severance Plan by any successor or assign of Ditech.

Notwithstanding the foregoing, a resignation shall not be deemed a constructive termination unless (x) the participant provides Ditech with written notice that the participant believes that an event described above has occurred, (y) the constructive termination notice is given within three (3) months of the date the event occurred, and (z) Ditech does not rescind or cure the conduct giving rise to the event within fifteen (15) days of receipt by Ditech of the constructive termination notice.

"Involuntary termination without cause" means an involuntary termination of employment by Ditech other than for one of the following reasons:

(1) the participant's violation of any material provision of Ditech's standard agreement relating to proprietary rights;

(2) the participant participates in any act of theft or dishonesty; or

(3) the participant participates in any immoral or illegal act which has had or could reasonably be expected to have or had a detrimental effect on the business or reputation of Ditech; or

(4) any material failure by the participant to use reasonable efforts to perform reasonably requested tasks after written notice and a reasonable opportunity to comply with such notice.

In order to be eligible for benefits under the Severance Plan, the participant must execute a general release of claims against Ditech. The Severance Plan provides that Ditech may reduce the amount of severance payable under the Severance Plan by the amount, if any, payable to an individually negotiated written contract or written agreement relating to severance or change in control benefits.

Stock Option Plans. Under the terms of our stock option plans, if stock options are not assumed in connection with a change in control of Ditech, then the stock options will vest in full and then terminate at the closing of the change in control.

COMPENSATION OF DIRECTORS

The following table shows for the fiscal year ended April 30, 2009, certain information with respect to the compensation of all non-employee directors of Ditech:

Director Compensation in Fiscal 2009

Name	Fees earned or paid in cash ($)	Options Awards ($)(1)	Total ($)
Gregory M. Avis	—	7,424	$ 7,424
Francis (Fran) A. Dramis, Jr.	35,500	7,424	$42,924
Edwin L. Harper	51,250	7,424	$58,674
William A. Hasler	43,000	7,424	$50,424
Andrei M. Manoliu, Ph.D.	45,000	7,424	$52,424
David M. Sugishita	50,500	7,424	$57,924

(1) The amounts shown in this column represent the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended April 30, 2009, in accordance with FAS 123(R), disregarding the estimate of forfeiture related to service-based vesting conditions, and thus include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are described in Note 8 to our audited financial statements for the fiscal year ended April 30, 2009, included in our Annual Report on Form 10-K that was filed with the SEC on July 2, 2009. All grants were made subject to individual award agreements, the form of which was previously filed with the SEC. Mr. Avis requested not to receive any cash compensation, which is reflected in the table above.

The following options were outstanding as of April 30, 2009: Mr. Avis: 50,000; Mr. Harper: 75,000; Mr. Hasler: 50,000; Dr. Manoliu: 50,000; Mr. Sugishita: 50,000; and Mr. Dramis 45,000.

The following table sets forth each grant of options to Ditech's non-employee directors during fiscal 2009 under the 1999 Non-Employee Directors' Stock Option Plan, as amended ("Directors' Plan"), together with the exercise price per share and grant fair value of each award computed in accordance with FAS 123(R) using the Black-Scholes model.

Name	Options Granted in Fiscal 2009	Grant Date	Exercise Price Per Share ($)	Grant Date Fair Value of Option Award ($)
Gregory M. Avis	10,000	9/12/08	$1.37	7,424
Francis (Fran) A. Dramis, Jr.	10,000	9/12/08	$1.37	7,424
Edwin L. Harper	10,000	9/12/08	$1.37	7,424
William A. Hasler	10,000	9/12/08	$1.37	7,424
Andrei M. Manoliu, Ph.D.	10,000	9/12/08	$1.37	7,424
David M. Sugishita	10,000	9/12/08	$1.37	7,424

Standard Cash Compensation Arrangements With Outside Directors. During fiscal 2009, the standard amounts of cash compensation for our non-employee directors was as set forth in the table below. Fees are paid quarterly in arrears. Additionally, directors are entitled to be reimbursed for certain expenses in connection with attendance at board and committee meetings.

	Cash Payment
Annual Retainer:	
Board Members	$25,000
Chairman of the Board (additional)(1)	$15,000
Audit Committee Chairperson	$ 7,500
Compensation Committee Chairperson	$ 5,000
Corporate Governance and Nominating Committee Chairperson	$ 5,000
Meeting Fees:	
Board of Directors	
Annual offsite regular meeting	$ 2,500
Regular meeting	$ 1,000
Special (telephonic)	$ 500
Audit Committee	
Regular meeting	$ 2,500
Special (in person)	$ 1,000
Special (telephonic)	$ 750
Compensation Committee	
Regular meeting	$ 2,000
Special	$ 750
Corporate Governance and Nominating Committee	
Regular meeting	$ 2,000
Special	$ 750

(1) Prior to October 10, 2007, this fee was paid to the Lead Independent Director. On October 10, 2007, with Mr. Harper becoming Chairman of the Board, this position was eliminated and the fee became payable to the Chairman of the Board.

Equity Compensation for Outside Directors. Pursuant to the Directors' Plan, upon initial appointment, each non-employee director is automatically granted an option to purchase 35,000 shares of Ditech's Common Stock, which is subject to annual vesting over a four-year period from the date of grant. In addition, each non-employee director will automatically be granted a fully-vested option to purchase 10,000 shares of Ditech's Common Stock immediately following each annual meeting of stockholders; provided, that such person has served as a non-employee director of Ditech for at least six months as of the date of the applicable annual meeting of stockholders. These options are granted at 100% of the fair market value of the Common Stock on the date of grant and have a five-year term. Pursuant to the Directors' Plan, the initial grants and the annual grants are non-discretionary and are granted automatically, without any further action by Ditech, the Board or the stockholders. The Directors' Plan expired in March 2009. The Board agreed in July 2009, that all grant levels, terms and conditions will continue under other shareholder approved plans, that currently exist, such as the 2006 Equity Incentive Plan.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Ditech Networks. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended April 30, 2009, all Section 16(a) filing requirements applicable to its officers and directors were complied with. We did not receive any representations or reports from greater than ten percent beneficial owners.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ditech has entered into indemnity agreements with certain officers and directors which provide, among other things, that Ditech will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Ditech, and otherwise to the fullest extent permitted under Delaware law and Ditech's By-laws.

POLICIES AND PROCEDURES FOR REVIEW OF RELATED PARTY TRANSACTIONS

Pursuant to the charter of our Audit Committee, unless previously approved by another independent committee of our Board of Directors, our Audit Committee reviews and, if determined appropriate, approves all related person transactions. It is management's responsibility to bring related person transactions to the attention of the members of the Audit Committee.

Our Code of Conduct and Ethics provides that our employees, including our officers and directors, should avoid conflicts of interest that occur when their personal interests may interfere in any way with the performance of their duties or the best interests of Ditech. Our Code of Conduct and Ethics also addresses specific types of related person transactions and how they should be addressed. All of our employees, including our officers and directors, are expected and required to adhere to the Code of Conduct and Ethics. If an officer or director has any questions regarding whether a potential transaction would be in violation of the Code of Conduct and Ethics, they are required to bring this to the attention of our Compliance Officer or General Counsel. If the potential transaction is a related person transaction, it would be recognized as such and brought to the Audit Committee for pre-approval.

Further, each of our officers and directors is knowledgeable regarding the requirements of obtaining approval of related person transactions and is responsible for identifying any related-person transaction involving such officer or director or his or her affiliates and immediate family members and seeking approval from our Audit Committee before he or she or, with respect to immediate family members, any of their affiliates, may engage in the transaction.

Our Audit Committee will take into account all relevant factors when determining whether to approve or disapprove of any related person transaction.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Ditech stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent.

If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Investor Relations Department, Ditech Networks, Inc., 825 E. Middlefield Road, Mountain View, CA 94043 or contact Lisa Crowder by telephone at (650) 623-1367 or by email at lcrowder@ditechnetworks.com. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

DIRECTIONS TO SPECIAL MEETING LOCATION

The Annual Meeting will be held at Ditech Networks executive offices located at **825 E. Middlefield Road, Mountain View, California 94043,** at 1:00 p.m. Pacific Time on Thursday, October 8, 2009. Directions to this location are available at *http://materials.proxyvote.com/25500T*

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

William J. Tamblyn
Secretary

September 11, 2009

A copy of our Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended April 30, 2009 is available without charge upon written request to Investor Relations Department, Ditech Networks, Inc., 825 E. Middlefield Road, Mountain View, CA 94043 or by contacting Lisa Crowder by telephone at (650) 623-1367 or by email at *lcrowder@ditechnetworks.com*.

Dear Stockholder,

A lot has changed since my letter to you last year, both in the telecommunications market and the world markets, as well as at Ditech Networks.

Within the telecommunications market, we saw the beginnings of the evolution of voice. While industry activity with data and video services continued, voice re-emerged as an area of innovation during the year. The simple reason is that voice still generates the vast majority of "average revenue per user" (ARPU) both in markets with extensive data applications, and in emerging markets. Voice remains the most ubiquitous form of electronic communication worldwide.

As with most other companies, the global macroeconomic environment made achieving our FY09 goals more difficult. In our case, we saw many projects at our customers delayed, although typically not cancelled, due to caution with capital expenditure budgets. However, our international diversification efforts helped, as different regions of the world have seen economic impacts at different times.

Within this context we continued to focus on our core expertise, voice, and began readying ourselves to participate in the future of voice services.

Before getting into these, let me cover some financial and business highlights from FY09:

- Our revenue for fiscal 2009 was $18.6 million, a decrease from the previous couple of years. However, quarterly revenues were up sequentially in the company's 3rd and 4th quarters.
- While the company focused on reinvention, we also carefully managed our expenses. Throughout the course of the year, we reduced quarterly operating expenses by a third.
- Our exposure to Auction Rate Securities at the beginning of the year was, in hindsight, significant. By the end of the year, we had sold or written down those securities that were impaired, making our balance sheet clean and lower risk.
- We maintained good gross margins throughout the year (not including the impact of write-downs or other non-product costs).
- We invested judiciously in the future, with our belief that the potential for next generation voice applications is compelling.

We are firm believers that quality is imperative within voice, and that there is room for significant improvement within both wireless and VoIP networks. For mobile carriers, we improved our algorithms during fiscal 2009 to handle more artifacts and noisy conditions. Our value proposition continues to be a combination of improved quality, and the ability to manage the tradeoffs between capacity and quality. As providers further load voice traffic onto existing radio towers and within existing voice spectrum, we have a solution that allows them to do so cost effectively, and without compromising quality. This can save significant capital expenditures for them, as opposed to deploying more radio equipment. In the VoIP domain, we extended our VoIP product line by launching a smaller form factor platform, lowering the barrier to entry for smaller providers. As more IP networks start to interconnect, the complexities of managing quality are increasing, and our IP solutions provide a range of tools to understand and mitigate issues. We intend to continue to maintain our leadership in voice quality as we push to grow revenue with these products.

In the last year, we also made significant strides in diversification, by entering the voice application market. Ditech's expertise in human speech gives us the ability to help traditional carriers offer new voice services, helping them compete in the future of voice. This is the impetus for our investment in mStage and toktok, both of which were announced during the year. Our new platform, mStage, is a flexible system designed to allow carriers to offer innovative new voice services, and drive incremental ARPU. Based on our conversations with carriers, carriers are open to new business models within this domain, including revenue sharing with Ditech. In addition to driving new revenue for carriers, mStage has the ability to run our existing voice quality algorithms, enabling Ditech to combine both of its value propositions into one single product offering.

Complementing mStage is our toktok initiative. toktok is a suite of voice applications that utilize mStage's real-time voice monitoring capability (i.e. the ability to recognize "toktok") and several voice processing modules, including the ability to mix multiple voice streams together, the ability to whisper messages into voice calls, the ability to record all or parts of a conversation, and so forth. toktok is also designed to offer a higher level toolkit that operators can use to build additional applications that leverage mStage's powerful capabilities. toktok is a showcase application; our intention is not to compete with providers, such as Google Voice, but to enable our customers (the traditional carriers) to offer similar (and richer) voice services.

In summary, through FY09 the company carefully balanced the pace of change and the expense line. As a result of the changes that we made in 2009, we look forward to the future, where we not only intend to continue our leadership in voice quality, but also intend to deliver both mStage and toktok to our customers, enabling them to realize the vast potential of next generation voice applications. The evolution of voice is exciting, and we believe we are well positioned to participate in it.

Sincerely,

Todd G. Simpson, PhD.

Cautionary Language Regarding Forward Looking Statements:

The statements made in this Letter to Stockholders and Annual Report regarding Ditech Networks' plans, intentions and expectations for the future are forward-looking statements subject to risks and uncertainties. These statements are identified by the use of words such as "will," "plan," "believe," "intend," and "could" and other words denoting future events. Please see the risks outlined under "Item 1A Risk Factors" of Ditech Networks' Annual Report on Form 10-K for the fiscal year ended April 30, 2009, which is included as part of this Annual Report, for factors that could cause these forward-looking statements not to come true.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended April 30, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From To

COMMISSION FILE NUMBER: 000-26209

Ditech Networks

DITECH NETWORKS, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	**94-2935531**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

825 East Middlefield Road
Mountain View, CA 94043
(Address, Including Zip Code, of Registrant's Principal Executive Offices)

(650) 623-1300
(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.001 Par Value	The NASDAQ Stock Market, Inc

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information incorporated by reference to Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $10,714,423 as of October 31, 2008 based upon the closing price on the Nasdaq Global Market reported for such date. Excludes an aggregate of 13,146,954 shares of common stock held by executive officers and directors and by each person known by the registrant to own 5% or more of the outstanding common stock. Exclusion of shares held by any such person should not be construed to indicate that a determination has been made that such person possesses the power, directly or indirectly, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

The number of shares outstanding of the Registrant's Common Stock as of June 30, 2009 was 26,307,406 shares.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the Registrant's definitive proxy statement relating to the 2009 annual meeting of stockholders, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the fiscal year to which this Report relates.

DITECH NETWORKS, INC.

FORM 10-K

INDEX

Trademarks:

Ditech and the Fern logo are registered trademarks of Ditech Networks. VQA, PeerPoint, mStage and toktok are trademarks of Ditech Networks. This Annual Report on Form 10-K also includes trademarks of companies other than Ditech.

Ditech Networks, Inc.

Part I

Item 1—Business

This Annual Report contains forward-looking statements that relate to future events or future financial performance. In some cases, forward looking statements can be identified by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "targets", "predicts", "intends", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined under "Item 1A—Risk Factors" and elsewhere in this Annual Report. All forward-looking statements included in this document are based on information available to us on the date hereof. We assume no obligation to update any forward-looking statements.

Where we use the words "Ditech," "we," "our" or similar expressions, we are referring to Ditech Networks, Inc. and each of our wholly-owned subsidiaries. Our fiscal year ends on April 30. Consequently, when we refer to a specific fiscal year we are referring to the 12 months ended on April 30 of that year. For example, fiscal 2009 means the 12 months ended April 30, 2009.

General

Ditech Networks, Inc. is a global telecommunications equipment supplier for voice networks. We develop, produce and sell voice quality enhancement solutions as well as voice applications solutions to telecommunication service providers worldwide. Our voice quality enhancement solutions enable service providers to deliver consistently clear, end-to-end communications to their subscribers. We believe our new voice application platform will revolutionize modern communications by enabling carriers to benefit from voice-enabled Web 2.0 and unified communications services.

Our voice quality products include echo cancellers, which are used to effectively eliminate echo, a significant problem in existing and emerging voice networks. In the second half of fiscal 2004, we introduced a new line of voice quality products that incorporate both echo cancellation and a new generation of voice quality enhancement technology called Voice Quality Assurance (VQA). VQA addresses various voice quality issues in wireline and wireless networks, including a broader spectrum of echo, background noise and inconsistent voice levels. In the second half of calendar 2006, we introduced the ability to accurately measure and report on audio impairments, a technology called Experience Intelligence (EXi). Over the last three fiscal years, voice quality products, which include our echo cancellation and VQA platforms, have comprised substantially all of our revenue. Beginning in the second half of fiscal 2004 and continuing through fiscal 2009, we have been developing an IP platform, the Packet Voice Processor (PVP), which represents our entry into service providers' Internet Protocol (IP) networks using Voice over Internet Protocol (VoIP) technology. The Packet Voice Processor incorporates our VQA and EXi technology to address voice quality issues specific to packet networks. In addition, we acquired Jasomi Networks, Inc. (Jasomi) in the first quarter of fiscal 2006. Jasomi developed and sold session border controllers that enable VoIP calls to traverse the network address translation (NAT) and protect networks from external attacks by admitting only authorized sessions, ensuring that reliable VoIP service can be provided to them. As of the end of fiscal 2009, we had incorporated some functionality from the Jasomi platform into the PVP and have now limited research and development and marketing efforts for the Jasomi product.

Our voice application initiative could represent a significant growth opportunity for us. In February of 2009, we announced the mStage Media Processor platform, which we are designing to enable carriers to cost-effectively offer access to telephony and web-based applications before, during, and after a phone conversation. We believe the mStage Media Processor ("mStage") is a revolutionary, propriety network-based platform for carriers that is being designed to allow the web to become part of a voice conversation, and it is based on COTS NEBS-III compliant hardware to efficiently support a wide range of media services and media mixing. This is intended to bring carriers into the "open mobile application" market across all of their mobile telephone offerings by allowing developers to build voice-to-web and web-to-voice applications on the carrier grade platform. In March of 2009, we announced toktok. *toktok* is being designed to be a new, compelling voice-enabled service to connect people with popular web productivity tools through one word spoken during a phone call. toktok is being designed to easily integrate web applications, social networks, Google calendar and Gmail contacts enabling people to schedule appointments, create new tasks, conference in others, and more— all mid-conversation. The service is being designed to instantly activate when 'toktok' is said during a phone call, eliminating the hassle and worry of dropping a call while manually checking availability or fumbling through a contact list. We also intend to enable carriers and third-party software developers to create an unlimited number of additional applications beyond what Ditech will provide via an open development program.

We market our products domestically through a direct sales force and, to a lesser extent, through distributors. Internationally, we market our products through the combination of a direct sales force, value-added resellers, system integrators and agents.

Ditech was originally incorporated as Phone Info., Inc. in July 1983 and subsequently changed its name to Automated Call Processing Corporation, Inc. In March 1997, Automated Call Processing Corporation sold portions of its business and merged with its wholly owned subsidiary, and the surviving entity was renamed Ditech Corporation. Ditech Corporation reincorporated in Delaware in April 1999 and changed its name to Ditech Communications Corporation. In May 2006, Ditech Communications Corporation changed its name to Ditech Networks, Inc.

Mobile Voice Quality Market

Market Size and Characteristics

While we supply voice processing products to both wireless and wireline communications networks, our primary market is mobile operators. Mobile networks are currently estimated to have over 2.5 billion subscribers worldwide and recent market research reports indicate that this subscriber base is still growing, which is putting increased emphasis on carrier demands for additional capacity while maintaining call quality. Global System for Mobile Communications, commonly referred to as GSM, is the predominant technology for mobile communications outside the United States and is growing in popularity domestically. Code-Division Multiple Access, commonly referred to as CDMA, is an alternative mobile technology used primarily in the U.S. and Korea and a number of smaller networks in other parts of the world. Mobile networks are composed of three distinct types of equipment: (1) Radio Access Network (Cellular towers, base station with radio equipment, backhaul equipment and lines to carry traffic back to the switching site and the base station controllers); (2) Mobile Switching Center (MSC) with switching equipment; and (3) Inter MSC network to connect switching sites across the carrier's geographical coverage area.

Service Providers Challenges

Improving Voice Quality and Lowering Costs

Voice quality is a key competitive differentiator for telecommunication service providers. To deliver excellent voice quality, service providers must eliminate a variety of voice quality problems that include hybrid and acoustic echo, background noise, and inconsistent voice levels. We believe the result of delivering excellent voice quality can be a reduction in churn, which is the measure of subscribers who cancel their service and move to another carrier.

In addition to delivering optimized voice quality, carriers in this fiercely competitive environment are seeking to lower the capital and operating costs of their voice networks. Service providers are demanding equipment with greater capacity as well as smaller physical size as space in service provider facilities and central offices becomes more crowded. Service providers are also interested in monitoring voice quality throughout their network so they can rapidly address quality issues and guarantee Quality of Service to their subscribers.

The need to lower the cost of deploying and operating a mobile voice network is even greater in many international markets where carriers are expanding to reach low-income subscribers. The Radio Access Network, with nearly 70% of overall equipment and installation costs, dominates the cost of deployment in a mobile network. To lower costs, international carriers are utilizing various forms of voice compression to reduce radio bandwidth and infrastructure costs. Voice compression enables carriers to serve more subscribers with less bandwidth. The drawback of these compression technologies, however, is that they can degrade voice quality. Therefore, carriers are seeking solutions that enable them to utilize voice compression while still maintaining consistent voice quality.

Eliminating Hybrid and Acoustic Echo

It is important to understand the factors that affect voice quality in mobile calls. There are two types of echo in networks: Hybrid Echo and Acoustic Echo. Hybrid Echo is generated within a telecommunications network and results from signal reflection at the "hybrid," commonly the point where two wires of the local network meet the four wires of the long distance network. Echo becomes noticeable whenever the one-time delay of a rebounded voice signal exceeds 25 milliseconds. If the delay exceeds 32 milliseconds, the quality of the voice call begins to degrade creating an echo, which is reflected back to the person speaking and can become an annoyance during the call. When these echo problems are present, people describe the effect as their voices sounding hollow or like someone talking in a tunnel. Acoustic echo is caused by the sound generated on the speaker device of a telephone or mobile handset being reflected from surfaces such as walls, or being conducted by the device and then captured by the microphone on the same device. Acoustic echo behavior is more diverse since the resulting echo is driven by the specific physical characteristics of the room and the mechanical properties of the device.

Delays, either due to a long transmission path, as in a long distance telephone call, or due to the complex signal hand-off from one network to another, exacerbate the effect of echo. As the telecommunications network moves to adopt VoIP, additional delay will be added to the call transmission path. Therefore, carriers are looking for comprehensive, long-range solutions to eliminate echo from their networks.

Reducing Background Noise and Maintaining Consistent Voice Levels

To ensure delivery of consistent voice quality, service providers strive to eliminate background noise and inconsistent voice levels. Background noise is a particularly acute problem in mobile voice networks, where users are attempting to use their wireless handset in noisy environments, such as in an airport terminal, on a noisy street or in a crowded restaurant. Background noise also affects the performance of voice transmission in mobile networks that utilize voice compression, as the noise consumes valuable bandwidth. Inconsistent voice levels also degrade voice quality in mobile networks. Variations in voice levels occur when calls are routed between the networks of different service providers, particularly on international calls, resulting in the voice of the speaker often being too high or too low for comfortable listening.

Our Mobile Voice Quality Solutions

We design, develop, and market stand-alone and system-based voice quality products for mobile networks throughout the world. Our products feature high-capacity, high-availability hardware systems coupled with a sophisticated array of voice optimization and measurement software to enhance the quality of voice communications.

The key technologies that we have developed and use in our voice processing solutions are:

Voice Quality Assurance (VQA). Our VQA technology integrates voice quality optimization features with some of the latest voice processor technology to improve the quality of voice calls in all telecommunications networks, particularly mobile networks. VQA's general features include noise reduction, acoustic echo cancellation, voice level control, and enhanced listener intelligibility.

Experience Intelligence (EXi): Our EXi technology provides detailed visibility into voice quality impairments that enter a network. EXi enables a service provider to better manage their overall quality levels by unobtrusively measuring voice quality based on industry standards.

The key benefits of our voice processing solutions include:

Network capacity expansion. Our VQA technology enables mobile carriers to deploy lower-cost, bandwidth-saving compression technologies while still maintaining consistent voice quality. Our VQA technology also enables mobile carriers to deploy a capacity-saving technology called DTX (Discontinuous Transmission). Human conversations typically occupy a phone call 50% of the time for each person. Mobile networks use DTX to stop radio transmission during silent periods. Background noise renders the process of detecting these silent periods more difficult, thus reducing the effectiveness of DTX, increasing radio network traffic and usurping capacity. Our VQA technology detects and minimizes this background noise.

Codec Transcoding: The ability to run different voice compression schemes (codecs) within a network allows a provider to optimize the quality versus bandwidth tradeoff. We provide an extensive list of codecs that can be used in conjunction with both VQA and EXi on packet networks.

Time-to-market advantage. Our core technology uses intelligent software algorithms, which are a sophisticated process or set of rules for our software to address an array of voice quality problems, running on off-the-shelf electronic integrated circuits and digital signal processors. Competitive voice processing solutions using application-specific integrated circuits are more expensive to design, require more development time and are difficult to upgrade. Our approach leverages rapid technological advances in the commercial integrated circuit and digital signal processor industries, which in turn enable us to invest resources in the development of additional voice quality algorithms to support the growing needs of the telecommunication and networking marketplace. As a result, we believe that we are able to deliver high performance products to market with shorter product development cycles and lower investments in capital equipment than alternative solutions.

Lower total cost of ownership. Our compact system design allows us to offer voice processing products with some of the highest voice processing capacities currently available based on a seven-foot industry standard equipment rack located in service providers' central offices or remote facilities. This higher capacity represents cost and space savings for service providers. Our newer generation products also offer highly efficient cabling and network equipment installation, saving service providers even more space and installation costs. Our products are designed to allow service providers to remotely download and upgrade software via the Internet without interrupting network service or dispatching a technician to the remote site, which also lowers the cost of ownership.

Remote monitoring and service assurance. Our real-time monitoring technology, known as Experience Intelligence (EXi), allows remote monitoring of voice quality data in real-time. Service providers can use this technology to identify problems remotely and address them proactively. As a result, service providers can improve performance levels and monitor voice quality on a consistent basis.

Our Mobile Voice Quality Products

Our voice quality products are designed to solve voice quality issues, such as echo, background noise and inconsistent voice levels primarily in mobile networks. Our products also serve wireline and satellite networks. Our echo cancellation product family includes a mixture of both single and multi-port, stand-alone echo cancellers and several broadband, system-based products. In fiscal 2004, we consolidated many of our previous generation product lines enabling customers to migrate to newer, lower cost and higher performance platforms. This also enabled us to reduce costs by streamlining on-going development and increasing manufacturing volumes on fewer hardware components. As part of this product consolidation, we announced the availability of two new voice processing platform families. Unlike our previous products that were designed for echo cancellation only, the new voice processing platforms are designed to support a larger variety of voice processing algorithms, such as the features in VQA and EXi. These products are the Quad Voice Processor (QVP), with four T1 or E1 interfaces, and the Broadband Voice Processor-Flex (BVP-Flex) with high capacity any-to-any interfaces such as DS-3, STS-1, OC-3 and STM-1. Both platforms can be factory configured to support a wide range of digital signal processor, or DSP, computational levels and can be field upgraded to support the purchase of new software features. Revenue generated by sales of our mobile voice quality products comprised 88%, 85% and more than 95% of total revenues in fiscal 2009, 2008 and 2007, respectively.

The following table summarizes our current mobile voice quality products.

Product	Description	Functionality
Broadband Voice Processor-Flex (BVP-Flex)	Broadband Voice Processor System with flexible resource cards that permit up to six times the computational power of the previous generation BVP platform with continued support for a wide range of interface support, targeted at both North American and international network operators	• Supports up to 2016 channels per system, • Three systems per shelf • Transmux capability for OC-3/STM1/DS-3/STS1 • Supports hybrid echo, full VQA features and EXi in a variety of hardware and software configurations
Quad II T1	Single module including four independent T1 echo cancellers supporting North American markets	• Hybrid Echo Cancellation and built-in voice enhancement technology • Cancels 480 T1 lines per rack
Quad II E1	Single module including four independent E1 echo cancellers supporting international markets and North American gateway applications	• Hybrid Echo Cancellation and built-in voice enhancement technology • Cancels 480 E1 lines per rack
Quad Voice Processor (QVP)—T1	Narrowband Voice Processor with four independent T1 voice processing modules that support both hybrid echo cancellation and the extensive suite of VQA software and EXi software	• High capability voice enhancement technology with industry leading algorithms for noise reduction, level control, acoustic echo control and noise compensation through enhanced voice intelligibility • Processes 480 T1 lines per rack
Quad Voice Processor (QVP)—E1	Narrowband Voice Processor with four independent E1 voice processing modules that support both hybrid echo cancellation and the extensive suite of VQA software and EXi software	• High capability voice enhancement technology with industry leading algorithms for noise reduction, level control, acoustic echo control and noise compensation through enhanced voice intelligibility • Processes 480 E1 lines per rack

VoIP Market: Border Solutions and Services Market

Market Characteristics

There is a growing trend of wireline service providers transitioning away from traditional circuit-switched network infrastructure to VoIP. VoIP offers service providers' customers an increase in features and functionality while enabling the service providers to simplify network operations, reduce capital expenditures and increase service revenue.

Our primary focus in our VoIP business is the Mobile Voice Quality and Border Solutions and Services markets. The "border" is the demarcation between the local access network and the VoIP core transport network. Carriers are currently deploying key voice processing devices, such as session border controllers and media gateways, at the borders of their VoIP networks. These devices translate and process calls originating in circuit-based and packet-based access networks, and pass them into the core VoIP network for further processing and eventual service delivery to VoIP subscribers. We believe the VoIP border is emerging as the key location in the network to ensure voice quality and security.

VoIP Service Provider Challenges

Voice Quality

As carriers seek to move mainstream telephone subscribers to their new VoIP service, they must offer the same level of voice quality and service these subscribers have been accustomed to with their circuit-based service. "Toll-quality" service is the industry term for telephone service that always works and is always high quality. To provide toll-quality service, VoIP carriers must address a number of traditional voice challenges and additional challenges associated with transporting voice over a data network.

Traditional Voice Quality Challenges. To become a universal, mainstream service, VoIP must interconnect calls to the wireless and public switch networks (PSTN) from which the majority of subscribers originate and receive phone calls. As VoIP calls are connected to wireless and PSTN networks, call quality can be degraded by the same voice quality issues that affect circuit-based calls; that is, echo, background noise, and inconsistent voice levels. In fact, VoIP adds more delay to the transmission path of a call and in many cases this delay increases the negative effects of these voice anomalies, especially echo.

Packet Loss, Packet Delay. In the VoIP network, voice is packetized and transported in a best-available routing method. Packets can be lost or delayed during VoIP routing resulting in degradation of call quality.

Voice compression. As VoIP becomes more widely deployed, carriers will be challenged to support different types of VoIP media streams, including compressed voice, or codec technologies. VoIP carriers, therefore, will seek a means to normalize or translate these codecs before they are transported into the core network.

Codec Transcoding: The ability to run different voice compression schemes (codecs) within a network allows a provider to optimize the quality versus bandwidth tradeoff. We provide an extensive list of codecs that can be used in conjunction with both VQA and EXi on packet networks.

End-to-end Service Delivery

As voice is packetized and transported within the "open," best-available routing world of VoIP, carriers must ensure calls can traverse network boundaries and barriers, including traditional data firewalls. End-to-end service delivery, therefore, becomes a significant challenge to establishing mainstream VoIP service.

Our VoIP Solutions

We design, develop and market systems that ensure service providers can provide consistently clear, end-to-end VoIP communications to their customers throughout the world. Our products feature high-capacity, high-availability hardware systems coupled with a sophisticated array of voice enhancement and monitoring software to enhance the quality and delivery of voice communications. Our Packet Voice Processor began production shipments in first half of fiscal 2007 and we continue to develop features as we review and clarify customer requirements. PeerPoint, our session border controller product, is currently available.

The key currently or planned to be available benefits of our VoIP solutions include:

Toll-quality voice service. Our Packet Voice Processor system incorporates our VQA, EXi, and codec transcoding functionality. The VQA features on the Packet Voice Processor improve voice quality in a call and offer noise reduction, enhanced voice intelligibility, voice level control and acoustic and hybrid echo cancellation capabilities, restoration of lost packets and less delay. The following voice quality enhancement features are currently available in the Packet Voice Processor:

- Acoustic echo control. Addresses echo problems that are common in VoIP networks due to poor acoustic isolation between the speaker and the microphone of a user's device.
- Adaptive noise cancellation. Provides a noise reduction algorithm that removes the noise components of a call.
- Enhanced voice intelligibility. Improves the quality of speech that has been impaired due to encoding and decoding of voice calls using compressed VoIP codecs.
- Automatic level control. Detects and adjusts for voice level imbalances caused by connections between different VoIP endpoint devices.
- Intelligent packet restoration. Reconstructs missing packets within a VoIP packet stream using a predictive speech model.
- Hybrid echo cancellation. The echo that occurs at the 2-wire to 4-wire conversion point in a PSTN network becomes even more noticeable when packet delay is added in an IP network. The Packet Voice Processor is designed to eliminate hybrid echo from end-to-end calls that traverse a PSTN hybrid network.

End-to-end connectivity. Our Packet Voice Processor, when deployed at the border between networks, supports a wide array of codecs from the customer's premise or network edge and normalizes incoming codec types before transmission to the IP backbone. This may also eliminate service providers' need to convert one compressed voice format to another (transcoding) at VoIP service points such as conferencing servers, media servers and voice portal servers, hence saving the service providers costs and allowing for easier deployment and integration of additional enhanced VoIP service platforms in the future. The Packet Voice Processor also provides a full suite of VQA technology features to ensure the delivery of consistently high voice quality in VoIP deployments.

Lower border network costs. Our Packet Voice Processor is purpose-built to support large-scale, high-capacity voice processing at the VoIP network Border. One equipment bay (7 foot) of our Packet Voice Processor, for example, supports up to 48,000 VoIP sessions, depending on feature configuration. Combined with its sophisticated array of voice enhancement and voice monitoring capabilities, deployment of the Packet Voice Processor represents a major capital and operating expense savings for VoIP carriers.

Our VoIP Products

Because of the high expectations of their customers, VoIP service providers are working to provide a service level that is as good as, or better than, services offered over traditional circuit-switched networks. Leveraging our VQA technology, which addresses packet loss and jitter, we believe that our newest product platform, the Packet Voice Processor, addresses these voice quality issues. Our PVP began production shipment in early fiscal 2007 and less than 5% of our revenue in fiscal 2007 was generated from our VoIP products. In fiscal 2009 and 2008, approximately 12% and 15% of our revenue, respectively, was generated from our VoIP products, principally our PVP product.

The success of a voice or video IP network largely depends on being able to make the right connections without having to redefine infrastructure or compromise security. Our PeerPoint Session Border Controller, acquired in the Jasomi business transaction, is aimed at enabling enterprises and carriers to connect diverse equipment, traverse firewalls, operate in environments prone to security breaches, reduce bandwidth costs, and mitigate some Denial of Service attacks.

The following table summarizes our current mobile Voice-over-IP products and currently available features.

Product	Description	Functionality
PeerPoint C100 (Session Border Controller)	The PeerPoint Session Border Controller enables enterprises and carriers to connect diverse equipment, traverse firewalls, operate in environments prone to security breach, reduce bandwidth costs, and mitigate some Denial of Service attacks, and is targeted at both North American and international network operators	• Session control • Security • NAT/Firewall traversal • Peering
Packet Voice Processor	The Packet Voice Processor delivers packet voice processing for an IP network, offering a comprehensive set of voice processing features that ensure consistent, clear voice quality while maximizing carrier service offerings. These features include codec transcoding for wireline and wireless networks, our VQA software suite, and an advanced voice quality monitoring capability. The carrier-grade system offers scalable VoIP processing with Gigabit Ethernet connectivity, targeted at both North American and international network operators	• up to 48,000 VoIP sessions per 7' rack • Any-to-many codec transcoding • Advanced voice quality enhancement • Sophisticated voice quality monitoring and packet quality assurance

Voice Services Market

Market Characteristics

Mobile phone penetration in the United States has been estimated to have surpassed 85%, and it is predicted to reach 100% within five years. Mobile phone penetration has already been estimated to have passed 100% in several countries, due to many customers having multiple lines of service and multiple mobile communications devices. Thus, for mobile operators, a key path to revenue growth is to up-sell value added services as opposed to adding subscribers.

Studies also suggest that mobile data services now contribute an additional 33% to carriers' average revenue per user, up significantly from a few years earlier. These studies estimate that smartphones, which allow users to more easily connect to web-based services, will reach a penetration level of one in three within the next few years. These studies also show that at the same time, carriers and mobile phone vendors are creating application stores, allowing users to purchase additional applications and services, with over one billion applications having been downloaded from Apple's iPhone store alone.

Based upon these data points, we believe that our voice applications initiative is a significant market opportunity. Our goal is to enable the use of speech commands to request, consume, and share web based services and content from the mobile phone.

Our Voice Services Offering

In the first quarter of calendar 2009, we announced that we are in early stages of delivering a platform enabling on-demand, voice-driven, "mid-call accessible" applications and services to be delivered to customers on wireless and wireline voice networks. Our first application, which was also announced in the first calendar quarter of 2009, toktok, is being designed to enable mobile subscribers to "use their voice as well as their thumbs" to interact with web applications/services like social networking and instant messaging ("IM") on demand, even "on-the fly" during a telephone call. These applications can also be designed to proactively reach out to the user as events occur. Examples of these services include: voice control of typical phone functions (i.e. three-way calling), receiving notification of events while a user is on a phone call (i.e. "you have an appointment in 15 minutes"), and the ability to interact with social networks (i.e. "your Facebook friend is 'poking' you"). We believe its unique combination of capabilities has the potential to open a new market for applications enabling high-value for-fee services to consumers at low cost:

- High simultaneous subscriber volume support;
- "On-the-fly" keyword-spotting technology that operates across all mobile telephones;
- Easy access to internet applications from any mobile telephone through voice interaction; and
- Bi-directional (commands and alerts) interaction with web-based applications.

This platform comprises both proprietary hardware and software:

- **mStage™ Media Processor**
- **Mobile 2.0 Media Applications**

We believe that the mStage™ Media Processor ("mStage") is a revolutionary, propriety network-based platform for mobile carriers that can allow the web to become part of a voice conversation. mStage is based on COTS NEBS-III compliant hardware that efficiently supports Ditech-provided media services (i.e. keyword spotting, VQA) and media mixing. In addition, mStage includes proprietary management and operating layers which provide carrier-grade reliability and manageability.

mStage enables a Ditech-proprietary open interface designed to enable carriers and third-party software developers to create an unlimited number of additional applications. This is intended to bring carriers into the "open mobile application" market across all of their mobile telephone offerings by allowing developers to build voice-to-web and web-to-voice applications on the carrier grade platform.

In addition, we are also designing our first offering to include a series of Mobile 2.0 media applications, as follows:

- **Dial by name:** Call contacts by speaking their name; currently integrates with Google's Gmail contact management system
- **N-Way Conferencing:** Add any number of parties to a call by using voice commands
- **Voicemail to email:** Receive voice mail as an e-mail
- **Voice Notes:** Record notes, action items, and reminders and receive them as e-mail
- **Calendar Access:** Review calendar entries and schedule/delete meetings during a call

- **Reminders/Alerts:** Receive voice notification of meetings, caller ID, and other scheduled events or unscheduled alerts
- **Voice Pokes:** Allow other parties to send voice messages to you during a call

These media applications are designed to run any carrier-grade Application Server (i.e. IBM's WebSphere, BEA's WebLogic, JBOSS, etc.). We do not intend to compete against the application server vendors; our voice service products are designed to add value on top of those products. These media applications also require an Interactive Voice Response ("IVR") system, and our offering is designed to use any of the commercially available IVR solutions (i.e. AT&T's Watson, IBM's WebSphere Voice Server, and Nuance's Recognizer) that carriers typically already have licensed for other applications.

The initial product release of toktok is currently in alpha test, with beta testing expected to be completed in the first half of fiscal 2010. We expect development of the first release of mStage to also be completed by the middle to end of fiscal 2010. We expect to begin to recognize our first revenue from the new voice products in the latter half of fiscal 2010. We are continuing to develop new applications utilizing voice to interface with historically key-board only applications.

Customers

While we added new customers in fiscal 2009 and continued to do business with major North American long distance companies, the majority of our domestic revenue was generated from sales to Verizon Wireless. Verizon Wireless accounted for 22% of our total worldwide revenue in fiscal 2009 compared to 35% in fiscal 2008. We also had two other customers that each accounted for over 10% of our revenue in fiscal 2009. The first is PT Excelcom, a wireless carrier in Indonesia, which accounted for 12% of our fiscal 2009 revenue. The second is Qtel, a wireless carrier in Qatar, which accounted for 11% of fiscal 2009 revenue. Our next two largest customers accounted collectively for 15% of our total company revenue in fiscal 2009. All of our revenue is from external customers.

We market our products, both domestically and internationally; information by geographic region with respect to revenues from external customers and long-lived assets, is set forth in Note 10 of the Notes to our Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K and our measures of profit and loss are included in our Consolidated Financial Statements and this information is incorporated by reference here. Historically, the majority of our sales have been to customers in the U.S. These customers accounted for approximately 46%, 63%, and 71%, of our revenue in fiscal 2009, 2008, and 2007, respectively. Virtually all of our long-lived assets are located in the U.S. See "Item 1A—Risk Factors—We May Experience Unforeseen Problems As We Diversify Our International Customer Base, Which Would Impair Our Ability To Grow Our Business" for a discussion of risks associated with both domestic and international operations.

Backlog. Our backlog for voice processing products was approximately $1.5 million and $3.1 million as of the first business day of June 2009 and 2008, respectively. Our backlog consists of (1) orders confirmed with a purchase order for product from which we expect to recognize revenue within 120 days to customers with approved credit status, (2) shipments classified as deferred revenue, which we expect to recognize as revenue within 120 days, and (3) deferred maintenance revenue, which we expect to recognize within 120 days. A shipment may be classified as deferred revenue for a variety of reasons including, but not limited to, concerns over collectiblity or contractual terms when installation is provided. Backlog at June 1, 2009 and 2008 excludes $1.5 million and $6.8 million, respectively, of orders for which shipment dates are undefined or which extend beyond 120 days. Because of the generally short cycle between order and shipment, and occasional customer changes in delivery schedules, we do not believe that our backlog as of any particular date is necessarily predictive of actual net sales for any future period. However, when backlog levels entering a fiscal quarter are low relative to the forecast revenue for that quarter, it places greater reliance on generating new orders during that fiscal quarter to meet our revenue targets.

Research and Development

Our engineers are dedicated to and focused on designing and developing next generation voice processing products for both circuit-switched and VoIP networks. Our research and development expenses for fiscal 2009, 2008 and 2007, were approximately $12.6 million, $17.9 million, and $20.8 million, respectively. The decrease in spending in fiscal 2009 was largely due to a reduction in force that was undertaken early in the third quarter of fiscal 2009, which resulted in a reduction in payroll and stock compensation due to decreases in engineering headcount, partially offset by the cost of the reduction in force. Our research and development efforts are driven by market demand and customer feedback. We have created a structured process for undertaking all product development projects. Following an assessment of market demand, our research and development team develops a set of functional product specifications based on input from our product management, sales and post-sales organizations. This process is designed to provide a framework for defining and addressing the steps, tasks and activities required to bring product concepts and development projects to market. As of April 30, 2009, we had 33 employees in Research and Development and we believe that retaining those personnel and recruiting new personnel, as necessary, will be essential to our continued success.

See "Item 1A—Risk Factors" below for a discussion of risks related to timely specification and development of products for commercial viability.

Manufacturing

We operate as a "virtual" manufacturing organization by relying on contract manufacturers to assemble our voice processing products. The vast majority of our products are currently manufactured by two contract manufacturers that manufacture our products based on rolling forecasts provided by us. The rolling forecasts we submit to our contract manufacturers are based on our expectations of customer demand, or in the case of prototypes or lab equipment, internal demand. We generally do not own the products or components until they are shipped to us. In certain circumstances, we may be liable to our contract manufacturers for carrying and obsolete material charges for excess components purchased based on our forecasts. We perform final test, configuration and shipping functions for our voice processing products. Our raw materials are procured from outside suppliers, primarily through our contract manufacturers. Several components used in our products are sole sourced. We closely monitor supplies of parts and supplier lead times in an attempt to mitigate the risk of component availability affecting our ability to deliver product to our customers. In cases where we believe that a particular sole source component is too critical or expensive to replace and we believe that there may be availability issues, we have, and will continue to, buy components in excess of our immediate needs to help mitigate the risk of component shortages in the future. In procuring digital signal processors for our echo cancellation products, we and our contract manufacturers rely on Texas Instruments as our sole supplier, as our software license agreement with Texas Instruments stipulates that we will only use their processors to run the licensed Texas Instruments software. Our future success will depend in significant part on our ability to obtain components on time, at competitive prices, and in sufficient quantities to meet demand. Although we believe that there are currently ample supplies of components, we have experienced part shortages in prior years, which had a direct impact on revenues and results of operations and we may experience shortages again in the future. See "Item 1A—Risk Factors" below for a discussion of risks related to manufacturing our products.

We are ISO 9001:2000 and ISO 14001:2004 certified and we encourage our contract manufacturers and strategic partners to be ISO 9000:2000 registered. As part of our 14001-certified management system and our overall commitment to the environment we have investigated the requirements set forth by the RoHS directive, which restricts the use of certain hazardous substances in electrical and electronic equipment. Based on some independent industry benchmarking, and guidance offered by the UK's Department of Trade and Industry, we have designed our product, telecommunication network infrastructure equipment, to comply under the lead-in-solder exemption, commonly known as "5 of 6" compliant with the RoHS directive. We have also completed our investigation in support of the China RoHS initiative and are compliant with this initiative as well. We will continue to monitor the evolution of the EC/95 and related industry activities and will take appropriate compliance action for those products that we sell into EU countries and territories. Effective January 1, 2006, we began shipping Waste Electrical and Electronic Equipment (WEEE) compliant product as referenced in EC/96. We will continue to monitor the evolution of the EC/96 and related industry activities and will take appropriate compliance actions for those products that we sell into EU countries and territories.

Sales and Marketing

We primarily rely on our direct sales force to sell our voice processing products domestically and on a combination of a direct sales force, value-added resellers, distributors and sales agents internationally. We have continued to expand our network of value-added resellers, distributors, and sales agents that sell our products internationally, and continued to enhance our web site marketing. During fiscal 2007, we increased our sales and marketing spending as we invested in sales and marketing headcount, pre- and post-sales support staff and trade shows to support sales growth in those years and to create demand for our products. However, due to the decline in sales in fiscal 2008 and again in fiscal 2009, we executed some targeted reductions in spending in an effort to control our costs until such time as our sales recover. The focus of spending has been to increase our international presence and to promote the introduction of our new VoIP products. See "Item 1A—Risk Factors" below for a discussion of risks related to effectively marketing and selling our products.

Acquisitions and Dispositions

Our strategy is to increase new product development both through internal efforts and, when potential acquisitions provide us with a critical new product and/or a decided time-to-market advantage, through acquisitions. We intend to continue to look to acquire companies that meet market attractiveness and strategic fit criteria. Acquisitions involve numerous risks, which are more fully discussed in "Item 1A—Risk Factors—Acquisitions and Investments May Adversely Affect Our Business."

Competition

The markets for our products are intensely competitive, continually evolving and subject to rapid technological change. We believe that rapid product introductions with price performance advantages are critical competitive factors. We believe our products also face competition in the following areas:

- Product features and enhancements (including improvements in product performance, reliability, size, compatibility and scalability);
- Cost of ownership (including ease-of-installation and cost of maintenance);
- Ease of product deployment and installation;
- Technical support and service;
- Complete system integration and turnkey network delivery;
- Financing;
- Credibility to deliver large scale solutions;
- Incumbent network deployments; and
- Handset based voice processing.

Although we believe that we currently compete favorably with respect to all of these factors, we may not have the financial resources, technical expertise or marketing, manufacturing, distribution and support capabilities to compete successfully in the future. We expect that competition will increase in the future.

Our principal competitors for stand-alone echo and voice quality products in circuit-switched networks are Dialogic Communications (formerly NMS Communications Corporation) and Tellabs. However, the primary competition in the voice processing market comes from voice switch manufacturers, of which there are several companies competing in this space, the more formidable of which are Nortel, Alcatel-Lucent, Nokia, Ericsson, Siemens-Nokia, Huawei and ZTE. These switch manufacturers do not independently sell echo cancellation products or compete in the open echo cancellation market; however, they integrate echo cancellation functionality within their switch product offerings, either as hardware modules or as software running on chips. A widespread adoption of internal echo cancellation solutions could present a competitive threat to us by eliminating demand for our echo cancellation system products.

Our principal competitors in the VoIP space include Sonus Networks, Nortel, Alcatel-Lucent, Cisco, Siemens-Nokia, Audiocodes, Acme Packet, Juniper (Kagoor) and many mid-sized companies and other startups that offer session border controller products. Large OEMs that offer media gateway products such as Nortel, Alcatel-Lucent and Cisco are also potential competitors as our packet products are deployed in networks where equipment from these suppliers is already in the network and where we may affect the long-term incremental deployment of their products.

Our principal competitors in the Voice Services space are not yet clear. We believe that the Voice Services market is a nascent market, and as such, there do not appear to be any other players that would have a large overlap with the products that we are developing. Independent software vendors such as Nuance Communications and Comverse Technology as well as other technology startups could potentially develop overlapping applications in the future. It is also possible that communications equipment vendors such as Radisys Corporation and similar media server vendors could develop products similar to our mStage and toktok offering. A subset of the services enabled by mStage has historically been successfully demonstrated and delivered, and received strong acclaim in the market, but was hobbled by very high cost and highly limited by prior available technologies (e.g., the Wildfire system). We believe that our innovation is designed to permit the equivalent, and more advanced, open functionality to be delivered to customers at a very low relative cost.

Many of our competitors and potential competitors have substantially greater name recognition and technical, financial, marketing, purchasing and other resources than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements, devote greater resources to the development, promotion and sale of products, or deliver competitive products at a lower price. We may not be able to compete successfully against our current or future competitors. See "Item 1A—Risk Factors" below for a discussion of risks related to resources needed to compete globally.

Patents and Intellectual Property Rights

Our future success will depend, in part, on our ability to protect our intellectual property. We rely primarily on nondisclosure agreements as well as copyright, trademark, trade secret laws, and other methods to protect our proprietary voice processing technologies and processes. However, where it is applicable and when we deem it appropriate, we have and may seek patent protection for technologies or inventions we develop, including but not limited to the pending patent applications related to our mStage/toktok products. Nevertheless, these measures may not be adequate to safeguard the proprietary technology underlying our voice quality products.

In connection with the sale of our echo cancellation intellectual property to Texas Instruments in April 2002, we secured a long-term license of the echo cancellation software from Texas Instruments. The license had an initial four-year royalty-free period after which we (1) extended the royalty-free period for certain legacy DSPs purchased from TI through December 31, 2007 primarily to support our remaining warranty obligation for our end-of-life products and (2) negotiated new pricing based on the purchase of DSPs bundled with the echo software for our current products. We are dependent on the license of this technology and continued support from Texas Instruments, as it is the fundamental technology incorporated in our echo cancellation products.

We generally enter into confidentiality agreements with our employees and strategic partners, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization or develop similar technology independently. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited outside of the U.S., Europe and Japan. We may not be able to obtain any meaningful intellectual property protection in these countries and territories. Additionally, we may, for a variety of reasons, decide not to file for patent, copyright, or trademark protection outside of the U.S. Further, we occasionally incorporate the intellectual property of our customers into our designs, and we have obligations with respect to the non-use and non-disclosure of this intellectual property. However, the steps taken by us to prevent misappropriation or infringement of the intellectual property of our company or our customers may not be successful. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. Litigation could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, financial condition and results of operations.

The telecommunications equipment industry is characterized by vigorous protection and pursuit of intellectual property rights. In the future, we may receive notices of claims of infringement of other parties' proprietary rights. We may not prevail in actions alleging infringement of third-party patents. In addition, in a patent or trade secret action, an injunction could issue against us, requiring that we withdraw certain products from the market or necessitating that certain products offered for sale or under development be redesigned. We have also entered into certain indemnification obligations in favor of our customers and strategic partners that could be triggered upon an allegation or finding of our infringement of other parties' proprietary rights. Irrespective of the validity or successful assertion of these claims, we would likely incur significant costs and diversion of our resources with respect to the defense of these claims, which could also have a material adverse effect on our business, financial condition and results of operations. To address any potential claims or actions asserted against us, we may seek to obtain a license under a third party's intellectual property rights. Under these circumstances, a license may not be available on commercially reasonable terms, if at all.

A few industry participants, such as Alcatel-Lucent, Nortel Networks and certain major universities and research laboratories hold substantial inventories of intellectual property. This concentration of intellectual property in the hands of a few major entities also poses certain risks to us in seeking to hire qualified personnel. We have on a few occasions recruited personnel from these entities. These entities or others may claim the misappropriation or infringement of their intellectual property, particularly when and if employees of these entities leave to work for us. We may not be able to avoid litigation in the future, particularly if new employees join us after having worked for a competing company. Litigation could be very expensive to defend, regardless of the merits of the claims, and could have a material adverse effect on our business, financial condition and results of operations.

Employees

As of April 30, 2009, we had 105 employees, 19 of whom were primarily engaged in operations, 33 in research and development, 39 in sales, marketing and technical support and 14 in finance and administration. Our employees are not represented by any collective bargaining agreement, and we have not experienced a work stoppage. We believe our employee relations are good.

Available Information

You may obtain a free copy of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and current reports on Form 8-K and any amendments to those reports, which we make available as soon as reasonably practicable after our filing or furnishing of these reports with or to the SEC, through our website at *www.ditechnetworks.com* . Our website address is provided solely for informational purposes. We do not intend, by this reference, that our website should be deemed to be part of this Annual Report. The reports filed with the SEC are also available at www.sec.gov.

Item 1A—Risk Factors

Our business and the value of our stock are subject to a number of risks, which are set out below. If any of these risks actually occur, our business, financial condition or operating results could be materially adversely affected, which would likely have a corresponding impact on the value of our common stock. These risk factors should be carefully reviewed.

WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS, THE LOSS OF ANY ONE OF WHICH COULD CAUSE OUR REVENUE TO DECREASE.

Our revenue historically has come from a small number of customers. Our five largest customers accounted for approximately 60% of our revenue in fiscal 2009 and 68% and 88% of our revenue in fiscal 2008 and 2007, respectively. Our largest customer accounted for approximately 22% of our revenue in fiscal 2009 and 35% and 64% of our revenue in fiscal 2008 and 2007, respectively. A customer may stop buying our products or significantly reduce its orders for our products for a number of reasons, including the acquisition of a customer by another company, a delay in a scheduled product introduction, completion of a network expansion or upgrade, or a change in technology or network architecture. If this happens, our revenue could be greatly reduced, which would materially and adversely affect our business, including but not limited to exposing us to excess inventory levels due to declines in anticipated sales levels. In addition, our customer concentration exposes us to credit risk as, for example, 81% of our accounts receivable balance at April 30, 2009 was from five customers.

Since the beginning of calendar year 2004, North American telecommunication service providers have been involved in a series of merger and acquisition activities and some affected telecommunication service providers are still assessing the network technology and deployment plans. In any merger, product purchases for network deployment may be reviewed, postponed or canceled based on revised plans for technology or network expansion for the merged entity. More recently, we have also experienced changes in buying patterns due to carrier transitions from their legacy TDM/networks to VoIP networks and the impact of the world-wide economic and credit crisis. These more recent factors have directly impacted the timing and magnitude of carrier's buying patterns, as they are closely watching their capital spending and are looking to minimize their investment in their legacy network configurations but have been slow to deploy large scale VoIP networks. Until carrier transition strategies from their legacy TDM/networks to VoIP networks get clarified and the economic and credit markets return to a more normal state, our revenue could be more volatile due to timing issues around large customer purchases.

RECENT WORLDWIDE MARKET TURMOIL MAY ADVERSELY AFFECT OUR CUSTOMERS WHICH DIRECTLY IMPACTS OUR BUSINESS AND RESULTS OF OPERATIONS.

Our operations and performance depend on our customers having adequate resources to purchase our products and services. The unprecedented turmoil in the global markets and the global economic downturn generally continues to adversely impact our customers and potential customers. These market and economic conditions have continued to deteriorate despite government intervention globally, and may remain volatile and uncertain for the foreseeable future. Customers have altered and may continue to alter their purchasing and payment activities in response to deterioration in their businesses, lack of credit, economic uncertainty and concern about the stability of markets in general, and these customers may reduce, delay or terminate purchases of, and payment for, our products and services. If we are unable to adequately respond to changes in demand resulting from deteriorating market and economic conditions, our financial condition and operating results may be materially and adversely affected.

IN PERIODS OF WORSENING ECONOMIC CONDITIONS, OUR EXPOSURE TO CREDIT RISK AND PAYMENT DELINQUENCIES ON OUR ACCOUNTS RECEIVABLE SIGNIFICANTLY INCREASES.

A substantial majority of our outstanding accounts receivables are not secured and a growing percentage of our receivables are from international customers. In addition, our standard terms and conditions permit payment within a specified number of days following the receipt of our product. While we have procedures to monitor and limit exposure to credit risk on our receivables, there can be no assurance such procedures will effectively limit our credit risk and avoid losses. As economic conditions deteriorate, certain of our customers have faced and may face liquidity concerns and have delayed and may delay or may be unable to satisfy their payment obligations, which would have a material adverse effect on our financial condition and operating results.

OUR CASH AND CASH EQUIVALENTS AND OUR SHORT AND LONG-TERM INVESTMENTS COULD BE ADVERSELY AFFECTED IF THE FINANCIAL INSTITUTIONS IN WHICH WE HOLD THESE FUNDS FAIL.

We maintain the cash and cash equivalents and our short and long-term investments with reputable major financial institutions. Deposits with these banks exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. While we monitor daily the cash balances in the operating accounts and adjust the balances as appropriate, these balances could be impacted if one or more of the financial institutions with which we deposit fails or is subject to other adverse conditions in the financial or credit markets. To date we have experienced no loss or lack of access to our invested cash or cash equivalents (other than our auction rate securities which are classified as long-term investments); however, we can provide no assurance that access to our invested balances will not be impacted by adverse conditions in the financial and credit markets.

WE ARE RELIANT PRIMARILY ON OUR VOICE QUALITY BUSINESS TO GENERATE REVENUE GROWTH AND PROFITABILITY, WHICH COULD LIMIT OUR RATE OF FUTURE REVENUE GROWTH.

We expect that, at least through fiscal 2010, our primary business will be the design, development and marketing of voice processing products. However, the relatively small size of the overall echo cancellation portion of the voice market, which is where we have derived the majority of our revenue to date, could limit the rate of growth of our business. In addition, certain telecommunication service providers may utilize different technologies, such as VoIP, which would further limit demand for products we sold in the last few fiscal years, which are deployed in mobile and wireline networks. Although fiscal 2008 was the first year in which revenue from our Packet Voice Processor (PVP) targeted at the VoIP market was greater than 10% of our total revenue, due to the slower than anticipated market transition to VoIP networks and the protracted nature of customer evaluation of our VoIP platform, sales of our PVP product have been volatile from quarter to quarter. As such, there is no guarantee that revenue from our PVP product in any given quarter will continue to exceed 10% of our total revenue or that we will continue to be successful in selling the PVP in volume into those VoIP networks.

IF WE DO NOT SUCCESSFULLY DEVELOP AND INTRODUCE NEW PRODUCTS, OUR PRODUCTS MAY BECOME OBSOLETE WHICH COULD CAUSE OUR SALES TO DECLINE.

We operate in an industry that experiences rapid technological change, and if we do not successfully develop and introduce new products and our existing products become obsolete, our revenues will decline. Even if we are successful in developing new products, we may not be able to successfully produce or market our new products in commercial quantities, or increase our overall sales levels. These risks are of particular concern when a new generation product is introduced. For example, the growth of our company is substantially dependent on the successful commercial launch of our mStage and toktok products, which have not yet been made commercially available. If these products do not receive substantial commercial acceptance, the ability to grow our business will be adversely impacted. In addition, although we have experienced substantial revenue from our VQA products over the last few fiscal years, there is no guarantee that our VQA products will continue to meet the expectations of new potential customers or that customers will continue to invest heavily in traditional TDM/wireline network infrastructure. As such, the timing of our realization of any additional revenues from the VQA platforms could be delayed or not materialize at all.

The PVP, which has only experienced modest levels of production shipments to date, provides voice processing functionality to enable the deployment of end-to-end VoIP services. This is the first packet-based product developed by us. The product may not achieve broad market acceptance due to feature or capabilities mismatches with customer requirements, product pricing, or limitations of our sales and marketing organizations to properly interact with customers to communicate the benefits of the product.

We must devote a substantial amount of resources in order to develop and achieve commercial acceptance of our new products, most recently our mStage and toktok products. Our new and/or existing products may not be able to address evolving demands in the telecommunications market in a timely or effective way. Even if they do, customers in these markets may purchase or otherwise implement competing products.

AS WE MODIFY OUR CORE ALGORITHMS FOR USE IN OTHER ELEMENTS OF COMMUNICATIONS NETWORKS, THERE IS NO GUARANTEE THAT WE WILL BE SUCCESSFUL IN CAPTURING MARKET SHARE OR THAT IT WILL NOT ADVERSELY IMPACT THE SALE OF OUR EXISTING PRODUCTS.

We have begun to work with equipment providers for other elements of communications networks, most notably Bluetooth headset providers, to license our voice algorithms for use in their devices. Although we believe that porting our algorithms to these new devices will not be a material undertaking, there is no guarantee that we will be successful in the porting efforts or that we will gain market acceptance. In addition, as the barriers to entry related to technology embedded in Bluetooth devices are low, there is no guarantee that our competitors, who may have more resources and/or market presence, will not enhance their offerings to compete directly with our technology. Further, there is no guarantee that if and when our algorithms become adopted in other portions of the communications network that they will not reduce the demand for our existing voice processing platforms, which could adversely impact our revenues and increase the risk for excess or obsolete inventory in our existing platforms.

THERE IS NO GUARANTEE THAT OUR DEVELOPMENT EFFORTS ON OUR NEW MSTAGE PRODUCT WILL BE COMPLETED IN THE DESIRED TIME FRAME OR THAT WE WILL EXPERIENCE THE DESIRED CUSTOMER DEMAND AND DIVERSIFICATION.

Although we have received positive feed back from the market related to our recent product announcements related to our mStage product, there is no guarantee that we will be successful in our development efforts or that they will be completed in a timely enough manner to generate meaningful levels of revenue and capture market share before our competitors attempt to introduce competing technology. In addition, there is no guarantee that the market will embrace the use of a voice interface to interact with web applications like social networking and IM on-demand, during a phone call, which also could lead to actual revenue from this new product not achieving our expectations. If we fail to generate meaningful revenue from our new products in development, we may not be able to recoup our investment in these products and, further, our ability to become profitable may be adversely impacted.

OUR OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST, AND WE ANTICIPATE THAT THEY MAY CONTINUE TO DO SO IN THE FUTURE, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE.

Our quarterly operating results have fluctuated significantly in the past and may fluctuate in the future as a result of several factors, some of which are outside of our control. If revenue significantly declines, as we experienced in fiscal 2008 and fiscal 2009, our operating results will be adversely affected because many of our expenses are relatively fixed. In particular, sales and marketing, research and development and general and administrative expenses do not change significantly with variations in revenue in a quarter. Adverse changes in our operating results could adversely affect our stock price. For example, we have experienced delays in customers finalizing contracts and/or issuing purchase orders, which have resulted in revenues slipping out of the quarter in which we had expected to recognize them. This resulted in revenue shortfalls from investor expectations during several quarters over the last 24 months and ultimately resulted in us experiencing declines in our stock price following the announcement of these revenue shortfalls.

OUR REVENUE MAY VARY FROM PERIOD TO PERIOD.

Factors that could cause our revenue to fluctuate from period to period include:

- changes in capital spending in the telecommunications industry and larger macroeconomic trends, including but not limited to the impacts of the current world-wide economic crisis;
- the timing or cancellation of orders from, or shipments to, existing and new customers;
- the loss of, or a significant decline in orders from, a customer;
- delays outside of our control in obtaining necessary components from our suppliers;
- delays outside of our control in the installation of products for our customers;
- the timing of new product and service introductions by us, our customers, our partners or our competitors;
- delays in timing of revenue recognition, due to new contractual terms with customers;
- competitive pricing pressures;
- variations in the mix of products offered by us; and
- variations in our sales or distribution channels.

Sales of our products typically come from our major customers ordering large quantities when they deploy a switching center. Consequently, we may get one or more large orders in one quarter from a customer and then no orders in the next quarter. As a result, our revenue may vary significantly from quarter to quarter.

Our customers may delay or rescind orders for our existing products in anticipation of the release of our or our competitors' new products, due to merger and acquisition activity or if they are unable to secure sufficient credit to enable their purchases. Further, if our or our competitors' new products substantially replace the functionality of our existing products, our existing products may become obsolete, which could result in inventory write-downs, and/or we could be forced to sell them at reduced prices or even at a loss.

In addition, the sales cycle for our products is typically lengthy. Before ordering our products, our customers perform significant technical evaluations, which typically last up to 90 days or more for our base echo cancellation systems and up to 180 days or more for our newer VQA and PVP product offerings. Once an order is placed, delivery times can vary depending on the product ordered and the timing of installations or product acceptance may be delayed by our customers. As a result, revenue forecasted for a specific customer for a particular quarter may not occur in that quarter. Further, in a fiscal quarter for which we enter the quarter with a small backlog relative to our revenue target, we are at heightened risk for the factors noted above as we are more dependent on the generation of new orders within the quarter to meet the revenue targets. Because of the potentially large size of our customers' orders, this would adversely affect our revenue for the quarter.

OUR EXPENSES MAY VARY FROM PERIOD TO PERIOD.

Many of our expenses do not vary with our revenue. Factors that could cause our expenses to fluctuate from period to period include:

- the extent of marketing and sales efforts necessary to promote and sell our products;
- the timing and extent of our research and development efforts;
- the availability and cost of key components for our products; and
- the timing of personnel hiring.

If we incur these additional expenses in a quarter in which we do not experience increased revenue, our operating results would be adversely affected.

WE OPERATE IN AN INDUSTRY EXPERIENCING RAPID TECHNOLOGICAL CHANGE, WHICH MAY MAKE OUR PRODUCTS OBSOLETE.

Our future success will depend on our ability to develop, introduce and market enhancements to our existing products and to introduce new products in a timely manner to meet our customers' requirements. The markets we target are characterized by:

- rapid technological developments;
- frequent enhancements to existing products and new product introductions;
- changes in end user requirements; and
- evolving industry standards.

WE MAY NOT BE ABLE TO RESPOND QUICKLY AND EFFECTIVELY TO RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY. The emerging nature of these products and their rapid evolution will require us to continually improve the performance, features and reliability of our products, particularly in response to competitive product offerings. We may not be able to respond quickly and effectively to these developments. The introduction or market acceptance of products incorporating superior technologies or the emergence of alternative technologies and new industry standards could render our existing products, as well as our products currently under development, obsolete and unmarketable. In addition, we may have only a limited amount of time to penetrate certain markets, and we may not be successful in achieving widespread acceptance of our products before competitors offer products and services similar or superior to our products. We may fail to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or end user requirements. We may also experience significant delays in product development or introduction. In addition, we may fail to release new products or to upgrade or enhance existing products on a timely basis.

WE MAY NEED TO MODIFY OUR PRODUCTS AS A RESULT OF CHANGES IN INDUSTRY STANDARDS. The emergence of new industry standards, whether through adoption by official standards committees or widespread use by service providers, could require us to redesign our products. If these standards become widespread, and our products are not in compliance with these standards, our current and potential customers may not purchase our products. The rapid development of new standards increases the risk that our competitors could develop and introduce new products or enhancements directed at new industry standards before us.

ACQUISITIONS AND INVESTMENTS MAY ADVERSELY AFFECT OUR BUSINESS.

From time to time, we review acquisition and investment prospects that would complement our existing product offerings, augment our market coverage, secure supplies of critical materials or enhance our technological capabilities. Acquisitions or investments could result in a number of financial consequences, including:

- potentially dilutive issuances of equity securities;
- large one-time write-offs;
- reduced cash balances and related interest income;
- higher fixed expenses which require a higher level of revenues to maintain gross margins;
- the incurrence of debt and contingent liabilities; and
- amortization expenses related to acquisition related intangible assets and impairment of goodwill.

Furthermore, acquisitions involve numerous operational risks, including:

- difficulties in the integration of operations, personnel, technologies, products and the information systems of the acquired companies;
- diversion of management's attention from other business concerns;
- diversion of resources from our existing businesses, products or technologies;
- risks of entering geographic and business markets in which we have no or limited prior experience; and
- potential loss of key employees of acquired organizations.

WE ANTICIPATE THAT AVERAGE SELLING PRICES FOR OUR PRODUCTS WILL DECLINE IN THE FUTURE, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO BE PROFITABLE.

We expect that the price we can charge our customers for our products will decline as new technologies become available, as we expand the distribution of products through value-added resellers and distributors internationally and as competitors lower prices either as a result of reduced manufacturing costs or a strategy of cutting margins to achieve or maintain market share. If this occurs, our operating results will be adversely affected. We expect price reductions to be more pronounced due to our planned expansion internationally. While we intend to reduce our manufacturing costs in an attempt to maintain our margins and to introduce enhanced products with higher selling prices, we may not execute these programs on schedule. In addition, our competitors may drive down prices faster or lower than our planned cost reduction programs. Even if we can reduce our manufacturing costs, many of our operating costs will not decline immediately if revenue decreases due to price competition.

In order to respond to increasing competition and our anticipation that average-selling prices will decrease, we are attempting to reduce manufacturing costs of our new and existing products. If we do not reduce manufacturing costs and average selling prices decrease, our operating results will be adversely affected.

WE USE PRIMARILY TWO CONTRACT MANUFACTURERS TO MANUFACTURE OUR PRODUCTS, AND IF WE LOSE THE SERVICES OF THESE MANUFACTURERS THEN WE COULD EXPERIENCE INCREASED MANUFACTURING COSTS AND PRODUCTION DELAYS

Manufacturing is currently outsourced to primarily two contract manufacturers. We believe that our current contract manufacturing relationships provide us with competitive manufacturing costs for our products. However, recently the down turn in business, not only from Ditech but other customers, has required one of our contract manufacturers to scale down production and consolidate some of its operations. As a result, production of our products will now be shifted to a new plant. This change in production location, combined with the very limited production levels that Ditech is currently projecting for this contract manufacturer, could result in longer lead times for production runs, which could be detrimental to us if we have unexpected spikes in demand which require quick production turn around times. Further, if we or these contract manufacturers terminate our relationships, or if we otherwise establish new relationships, we may encounter problems in the transition of manufacturing to another contract manufacturer, which could temporarily increase our manufacturing costs and cause production delays.

IF WE LOSE THE SERVICES OF ANY OF OUR KEY MANAGEMENT OR KEY TECHNICAL PERSONNEL, OR ARE UNABLE TO RETAIN OR ATTRACT ADDITIONAL TECHNICAL PERSONNEL, OUR ABILITY TO CONDUCT AND EXPAND OUR BUSINESS COULD BE IMPAIRED.

We depend heavily on key management and technical personnel for the conduct and development of our business and the development of our products. However, there is no guarantee that if we lost the services of one or more of these people for any reason, that it would not adversely affect our ability to conduct and expand our business and to develop new products. We believe that our future success will depend in large part upon our continued ability to attract, retain and motivate highly skilled technical employees. However, we may not be able to do so.

WE FACE INTENSE COMPETITION, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO MAINTAIN OR INCREASE SALES OF OUR PRODUCTS.

The markets for our products are intensely competitive, continually evolving and subject to rapid technological change. We may not be able to compete successfully against current or future competitors. Certain of our customers also have the ability to internally produce the equipment that they currently purchase from us. In these cases, we also compete with their internal product development capabilities. We expect that competition will increase in the future. We may not have the financial rcsourccs, technical expertise or marketing, manufacturing, distribution and support capabilities to compete successfully.

We face competition from two direct manufacturers of stand-alone voice processing products, Tellabs and Dialogic Communications (formerly Natural Microsystems). The other competition in these markets comes from voice switch manufacturers. These switch manufacturers do not sell voice processing products or compete in the stand-alone voice processing product market, but they integrate voice processing functionality within their switches, either as hardware modules or as software running on chips. A more widespread adoption of internal voice processing solutions would present an increased competitive threat to us, if the net result was the elimination of demand for our voice processing system products.

We believe we will face competition for our Voice Applications initiative. Independent software vendors could develop competing applications. These independent software companies have access to the necessary technology to develop competing applications. In addition, some of these independent software vendors have more experience with voice recognition technology.

Many of our competitors and potential competitors have long-standing relationships with our existing and potential customers, and have substantially greater name recognition and technical, financial and marketing resources than we do. These competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products than we will.

WE DO NOT HAVE THE RESOURCES TO ACT AS A SYSTEMS INTEGRATOR, WHICH MAY BE REQUIRED TO WIN DEALS WITH SOME LARGE U.S. AND INTERNATIONAL TELECOMMUNICATIONS SERVICES COMPANIES.

When implementing significant technology upgrades, large U.S. and international telecommunications services companies often require one major equipment supplier to act as a "systems integrator" to ensure interoperability of all the network elements. Normally the system integrator would provide the most crucial network elements and also take responsibility for the interoperation of their own equipment with the equipment provided by other suppliers. We are not in a position to take such a lead system integrator position and therefore we may have to partner with a system integrator (other, much larger, telecommunication equipment supplier) to have a chance to win business with certain customers. As a result, we may experience delays in revenue because it could take a long time to agree to terms with the necessary system integrator and the terms may reduce our profitability for that transaction. Moreover, there is no guarantee that we will reach agreement with a system integrator.

IF INCUMBENT AND EMERGING COMPETITIVE SERVICE PROVIDERS AND THE TELECOMMUNICATIONS INDUSTRY AS A WHOLE EXPERIENCE A DOWNTURN OR REDUCTION IN GROWTH RATE, THE DEMAND FOR OUR PRODUCTS WILL DECREASE, WHICH WILL ADVERSELY AFFECT OUR BUSINESS.

Our success will continue to depend in large part on development, expansion and/or upgrade of voice and communications networks. We are subject to risks of growth constraints due to our current and planned dependence on U.S. and international telecommunications service providers. These potential customers may be constrained for a number of reasons, including their limited capital resources, economic conditions, changes in regulation and mergers or consolidations which we have seen in North America since calendar year 2004. New service providers (e.g., Skype, Google and Yahoo) are beginning to compete against our traditional customers with new business models that are substantially reducing the prices charged to end users. This competition may force network operators to reduce capital expenditures, which could reduce our revenue.

WE MAY EXPERIENCE UNFORESEEN PROBLEMS AS WE DIVERSIFY OUR INTERNATIONAL CUSTOMER BASE, WHICH WOULD IMPAIR OUR ABILITY TO GROW OUR BUSINESS.

Historically, we have sold mostly to customers in North America. We are continuing to execute on our plans to expand our international presence through the establishment of new relationships with established international value-added resellers and distributors. However, we may still be required to hire additional personnel for the overseas market, may invest in markets that ultimately generate little or no revenue, and may incur other unforeseen expenditures related to our international expansion. Despite these efforts, to date our expansion overseas has met with success in only a few markets and there is no guarantee of future success.

As we expand our sales focus farther into international markets, we will face new and complex issues that we may not have faced before, such as expanded risk to currency fluctuations, longer payment cycles, manufacturing overseas, political or economic instability, potential adverse tax consequences and broadened import/export controls, which will put additional strain on our management personnel. In the past, the vast majority of our international sales have been denominated in U.S. dollars; however, in the future, we may be forced to denominate a greater amount of international sales in foreign currencies, which may expose us to greater exchange rate risk.

The number of installations we will be responsible for may increase as a result of our continued international expansion and recognition of revenue may be dependent on product acceptances that are tied to completion of the installations. In addition, we may not be able to establish more relationships with international value-added resellers and distributors. If we do not, our ability to increase sales could be materially impaired.

SOME OF THE KEY COMPONENTS USED IN OUR PRODUCTS ARE CURRENTLY AVAILABLE ONLY FROM SOLE SOURCES, THE LOSS OF WHICH COULD DELAY PRODUCT SHIPMENTS.

We rely on certain suppliers as the sole source of certain key components that we use in our products. For example, we rely on Texas Instruments as the sole source supplier for the digital signal processors used in our echo cancellation and voice enhancement products. We have no guaranteed supply arrangements with our suppliers. Any extended interruption in the supply of these components would affect our ability to meet scheduled deliveries of our products to customers. If we are unable to obtain a sufficient supply of these components, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternative components.

Resulting delays or reductions in product shipments could damage customer relationships, and we could lose customers and orders. Additionally, because these suppliers are the sole source of these components, we are at risk that adverse increases in the price of these components could have negative impacts on the cost of our products or require us to find alternative, less expensive components, which would have to be designed into our products in an effort to avoid erosion in our product margin.

WE NOW LICENSE OUR ECHO CANCELLATION SOFTWARE FROM TEXAS INSTRUMENTS, AND IF WE DO NOT RECEIVE THE LEVEL OF SUPPORT WE EXPECT FROM TEXAS INSTRUMENTS, IT COULD ADVERSELY AFFECT OUR ECHO CANCELLATION SYSTEMS BUSINESS.

In April 2002, we sold our echo cancellation software technology and future revenue streams from our licenses of acquired technology to Texas Instruments, in return for cash and a long-term license of the echo cancellation software. The license had an initial four-year royalty-free period after which, in March 2006, we (1) extended the royalty-free period through December 31, 2007 for certain legacy DSPs purchased from TI primarily to support our remaining warranty obligation for our end-of-life products and (2) negotiated new pricing based on the purchase of DSPs bundled with the echo software for our current products. Although the licensing agreement has strong guarantees of support for the software used in our products, if Texas Instruments were to not deliver complete and timely support to us, our success in the echo cancellation systems business could be adversely affected.

IF TEXAS INSTRUMENTS LICENSES ITS ECHO CANCELLATION SOFTWARE TO OTHER ECHO CANCELLATION SYSTEMS COMPANIES, THIS COULD INCREASE THE COMPETITIVE PRESSURES ON OUR ECHO CANCELLATION SYSTEMS BUSINESS.

If Texas Instruments licenses its echo cancellation software, that it acquired from us in April 2002, to other echo cancellation systems companies, it could increase the level of competition we face. By providing those companies with similar technological advantages to our product offering those companies might be able to compete on a more direct basis with us, which could adversely affect our success in our echo cancellation systems business.

SOME SUPPLIERS OF KEY COMPONENTS MAY REDUCE THEIR INVENTORY LEVELS WHICH COULD RESULT IN LONGER LEAD TIMES FOR FUTURE COMPONENT PURCHASES AND ANY DELAYS IN FILLING OUR DEMAND MAY REDUCE OR DELAY OUR EXPECTED PRODUCT SHIPMENTS AND REVENUES.

Although we believe there are currently ample supplies of components for our products, it is possible that in the near-term component manufacturers may reduce their inventory levels and require firm orders before they manufacture components. This reduction in stocking levels could lead to extended lead times in the future. If we are unable to procure our planned quantities of materials from all prospective suppliers, and if we cannot use alternative components, we could experience revenue delays or reductions and potential harm to customer relationships.

IF WE ARE UNSUCCESSFUL IN MANUFACTURING PRODUCTS THAT COMPLY WITH ENVIRONMENTAL REQUIREMENTS, IT MAY LIMIT OUR ABILITY TO SELL IN REGIONS ADOPTING THESE REQUIREMENTS.

As part of our ISO 14001-certified management system and our overall commitment to the environment we are investigating the requirements set forth by the RoHS directive. Based on some independent industry benchmarking, and guidance offered by the UK's Department of Trade and Industry, we believe that our product, telecommunication network infrastructure equipment, qualifies for the lead-in-solder exemption of the RoHS Directive. Consequently, we have obtained what is commonly called "5 of 6" compliance. We will continue to monitor the evolution of the EC/95 and related industry activities and will take appropriate action for those products that we sell into EU countries and territories. Moreover, we will continue to monitor the evolution of the EC/96 and related industry activities elsewhere in the world and will take appropriate action for those products that we sell into regions adopting new environmental standards. There is no guarantee that we will be successful in complying with these evolving environmental requirements or that the costs involved with compliance might be prohibitive. In either case, if we are unsuccessful in complying with these environmental requirements, it would limit our ability to sell into territories adopting new environmental requirements, which could impact our total revenue and overall results of operations.

OUR ABILITY TO COMPETE SUCCESSFULLY WILL DEPEND, IN PART, ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH WE MAY NOT BE ABLE TO PROTECT.

We may rely on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for any such breach. In addition, we may not be able to effectively protect our intellectual property rights in certain countries. We may, for a variety of reasons, decide not to file for patent, copyright or trademark protection outside of the United States. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may be able to develop products that are equal or superior to our products without infringing on any of our intellectual property rights.

WE CURRENTLY ARE, AND IN THE FUTURE MAY BE, SUBJECT TO SECURITIES CLASS ACTION LAWSUITS DUE TO DECREASES IN OUR STOCK PRICE.

We are at risk of being subject to securities class action lawsuits if our stock price declines substantially, similar to what happened in 2005. Although we were successful in that litigation, if our stock price declines substantially in the future, we may be the target of similar litigation. The current, and any future, securities litigation could result in substantial costs and divert management's attention and resources, and could seriously harm our business.

WE CURRENTLY ARE, AND IN THE FUTURE MAY BE, SUBJECT TO ADDITIONAL SECURITIES LAWSUITS.

We are at risk of being subject to other lawsuits as a result of being a public company. Four actions have been filed purportedly as derivative actions on behalf of Ditech Networks against certain of our current and former officers and directors. The complaints allege that between 1999 and 2001 a number of stock option grants were backdated, and that as a result the defendants breached their fiduciary duties to Ditech Networks and violated provisions of federal securities laws and California statutory and common law. The complaints also allege that some of our officers and former officers were unjustly enriched. These lawsuits could result in substantial costs and divert management's attention and resources, and thus could seriously harm our business.

OUR STOCK REPURCHASE SIGNIFICANTLY DECREASED OUR CASH RESOURCES AND MAY IMPAIR OUR ABILITY TO ACQUIRE OR DEVELOP ADDITIONAL TECHNOLOGIES.

In the second quarter of fiscal 2008, we completed the repurchase of over seven million shares of our common stock for a total cost of $41 million. As a result, we have significantly less cash resources, which may inhibit our ability to acquire companies or technologies, or develop new technologies, that we believe would be beneficial to our company and our stockholders. Further, if we experience a continued downturn in our business, we may need to rely on our cash reserves to fund our business during the period of the downturn which, if prolonged and severe, we may not be able to do.

OUR PRODUCTS EMPLOY TECHNOLOGY THAT MAY INFRINGE ON THE PROPRIETARY RIGHTS OF THIRD PARTIES, WHICH MAY EXPOSE US TO LITIGATION.

Although we do not believe that our products infringe the proprietary rights of any third parties, third parties may still assert infringement or invalidity claims (or claims for indemnification resulting from infringement claims) against us. If made, these assertions could materially adversely affect our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of these claims, we could incur significant costs in defending against these claims.

THERE IS RISK THAT OUR AUCTION RATE SECURTIES WILL NOT SETTLE AT AUCTION AND WE MAY EXPERIENCE ADDITIONAL OTHER THAN TEMPORARY DECLINES IN VALUE, WHICH WOULD CAUSE ADDITIONAL CHARGES TO BE REALIZED ON OUR STATEMENT OF OPERATIONS.

As of April 30, 2009, we held one A3 rated auction rate security (A3 rated ARS) and one B3 rated auction rate security (B3 rated ARS), totaling $13.7 million of par value, both of which failed to settle at auctions. The A3 rated ARS began to fail to auction in the fourth quarter of fiscal 2008, and the B3 rated ARS with a par value of $10.0 million has failed to settle since the second quarter of fiscal 2008. Due to the prolonged nature of the decline in value of the B3 rated auction rate security that has failed to settle since the second quarter of fiscal 2008, the severity of the decline and no clear indication of when it might settle, we determined that the unrealized loss was no longer temporary. Therefore, we have recognized a total of $8.9 million of impairment charges in the consolidated statement of operations since the beginning of the fourth quarter of fiscal 2008 ($4.7 million in fiscal 2009). We believe that the $0.3 million decline in value that we have experienced in the A3 rated ARS as of April 30, 2009 is a temporary event and we have accounted for this decline as an unrealized loss in accumulated other comprehensive loss within stockholders' equity in the condensed consolidated balance sheets. It is possible that we will incur further declines in value in these two securities during fiscal 2010 due to changing facts related to the underlying collateral, changes in the amount and timing of cash flow streams being generated by the securities, which play a key role in the overall valuation model, as well as changes in the overall market. In addition, in the future should we determine that these declines in value are other than temporary, we would recognize a further impairment charge on our condensed consolidated statement of operations, which could be material. As of June 30, 2009, we continued to hold auction rate securities with a par value of $13.7 million. See Item 7A. below for a further discussion of our auction rate securities.

Item 1B—Unresolved Staff Comments

None.

Item 2—Properties

Our principal offices and facilities are currently located in two leased buildings totaling approximately 61,000 square feet in Mountain View, California. In fiscal 2009, we engaged a leasing company to sublease approximately 11,200 square feet of our Mountain View headquarters which we have vacated due to reduced space needs as a result of the cumulative affect of the reductions in force that we have completed since the second quarter of fiscal 2008. Of the remaining space occupied, approximately 61% is used for manufacturing and research and development and the balance is used for office space for sales and marketing and general and administrative functions. The term of the lease expires on July 31, 2011. We believe that the space under the lease is adequate to meet our needs for the foreseeable future.

Item 3—Legal Proceedings

Beginning on June 14, 2005, several purported class action lawsuits were filed in the United States District Court for the Northern District of California, purportedly on behalf of a class of investors who purchased Ditech's stock between August 25, 2004 and May 26, 2005. The complaints allege claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 against Ditech and its Chief Executive Officer and Chief Financial Officer in connection with alleged misrepresentations concerning VQA orders and the potential effect on Ditech of the merger between Sprint and Nextel, seeking monetary damages. All of the lawsuits were consolidated into a single action entitled *In re Ditech Communications Corp. Securities Litigation,* No. C 05-02406-JSW, and a consolidated amended complaint was filed on February 2, 2006. The defendants moved to dismiss the complaint, and by order dated August 10, 2006, the court granted the defendants' motion and dismissed the complaint with leave to amend. The plaintiffs filed their Second Amended Complaint on September 11, 2006. The defendants again moved to dismiss, and by order dated March 22, 2007, the court dismissed the Second Amended Complaint with leave to amend. The plaintiffs filed their Third Amended Complaint on April 23, 2007. On May 14, 2007, the defendants again moved to dismiss. By order dated October 11, 2007, the court dismissed the third amended complaint with prejudice. On November 8, 2007, the plaintiffs filed a notice of appeal to the Ninth U.S. Circuit Court of Appeals. On April 1, 2009, the parties filed a stipulated motion for dismissal of the appeal. On April 14, 2009, the Ninth Circuit dismissed the appeal. With the dismissal of the appeal, the district court's order dismissing the third amended complaint with prejudice stands and is the final judgment in this action.

On August 23, 2006, August 25, 2006, and November 3, 2006, three actions were filed in United States District Court for the Northern District of California (Case Nos. C06-05157, C06-05242, and C06-6877) purportedly as derivative actions on behalf of Ditech against certain of Ditech's current and former officers and directors alleging that between 1999 and 2001 certain stock option grants were backdated; that these options were not properly accounted for; and that as a result false and misleading financial statements were filed. These three actions have been consolidated under case number C06-05157. On December 1, 2006, a fourth derivative complaint making similar allegations against many of the same defendants was filed in California Superior Court for the County of Santa Clara (Case No.106-CV-075695). On April 19, 2007, the California Superior Court granted Ditech's motion to stay the state court action pending the outcome of the federal consolidated actions.

The defendants named in the derivative actions are Timothy Montgomery, Gregory Avis, Edwin Harper, William Hasler, Andrei Manoliu, David Sugishita, William Tamblyn, Caglan Aras, Toni Bellin, Robert DeVincenzi, James Grady, Lee House, Serge Stepanoff, Gary Testa, Lowell Trangsrud, Kenneth Jones, Pong Lim, Glenda Dubsky, Ian Wright, and Peter Chung. These derivative complaints raise claims under Section 10(b) and 10b-5 of the Securities Exchange Act, Section 14(a) of the Securities Act, and California Corporations Code Section 25403, as well as common law claims for breach of fiduciary duty, unjust enrichment, waste of corporate assets, gross mismanagement, constructive fraud, and abuse of control. The plaintiffs seek remedies including money damages, disgorgement of profits, accounting, rescission, and punitive damages. With respect to the consolidated federal actions, the plaintiffs filed an amended consolidated complaint on March 2, 2007, adding new allegations regarding another stock option grant. On April 2, 2007, Ditech moved to dismiss the amended complaint based on plaintiffs' failure to make a demand on the board before bringing suit. On the same day, the individual defendants moved to dismiss the amended complaint for failure to state a claim. On July 16, 2007, the Court granted the individual defendants' motion to dismiss without prejudice. On September 21, 2007, plaintiffs filed a second amended complaint. On November 30, 2007, we moved to dismiss the complaint for failure to make a demand on the board of directors and for lack of standing. On the same day, the individual defendants moved to dismiss the complaint for failure to state a claim upon which relief may be granted. A hearing on these motions was held on February 8, 2008. On March 26, 2008, the Court granted the individual defendants' motion to dismiss without prejudice, ordering plaintiffs to file any amended complaint by April 25, 2008. Plaintiffs did not file an amended complaint. On April 25, 2008, plaintiffs purported to make a shareholder demand on Ditech's board of directors, demanding that Ditech's board investigate and remedy the alleged stock option manipulation and insider trading. On May 12, 2008, defendants filed a motion for dismissal with prejudice based, in part, on plaintiffs' failure to comply with the Court's March 26, 2008 Order. That motion was taken off calendar to allow the parties to participate in settlement discussions. Since that time, settlement discussions have been ongoing.

Item 4—Submission of Matters to a Vote of Security Holders

Not Applicable.

Executive Officers of the Registrant

The following are our executive officers, together with their ages and biographical information, as of June 30, 2009:

Name	Age	Position
Todd G. Simpson	43	Chief Executive Officer and Director
William J. Tamblyn	50	Executive Vice President and Chief Financial Officer
Lowell B. Trangsrud	57	Executive Vice President and Chief Operating Officer
Karl E. Brown	39	Vice President of Marketing

Biographical information relating to our executive officers is as follows:

Todd G. Simpson joined Ditech in June 2005 as our Vice President, General Manager in connection with our acquisition of Jasomi Networks, Inc., and became the Vice President, Marketing, in May 2007. Mr. Simpson was promoted to our President and Chief Executive Officer in September 2007. Prior to joining Ditech, Mr. Simpson was President and CEO of Jasomi Networks from January 2005 until June 2005. Prior to joining Jasomi, Mr. Simpson was a Founder and Director of Call Genie Inc., a provider of automated voice solutions for the directory services business. From January 2001 to December 2003, Mr. Simpson served as CTO for Zi Corporation, a provider of embedded software for mobile phones, and where previously, in 2000, he was Vice President of Engineering. Prior to this, he founded a series of companies including Headplay Inc. and Conversion Works. He holds a BS. and PhD. in Computer Science from the University of Calgary.

William J. Tamblyn joined Ditech in June 1997 as our Vice President and Chief Financial Officer, and was promoted to Executive Vice President in May 2004. Mr. Tamblyn was the Chief Financial Officer at Conductus, Inc., a telecommunications company, from January 1994 to June 1997. He served as Chief Financial Officer at Ramtek, an imaging company, from May 1993 to December 1993. Prior to May 1993, Mr. Tamblyn worked in public accounting, including for Coopers & Lybrand, LLP. He has a B.S. in Accounting from San Jose State University and is a certified public accountant.

Lowell B. Trangsrud joined Ditech in July 2001 as our Vice President of Operations after his service at Compaq Computers, a computer and peripherals company, where he worked from 1995 to 2001. Mr. Trangsrud was promoted to Executive Vice President in May 2004 and promoted to Chief Operating Officer in May 2005. In his last position at Compaq, Mr. Trangsrud served as Vice President of Manufacturing for High Availability Solutions Manufacturing. From 1990 to 1995, he worked for Tandem Computers, and in his last position served as Vice President, Worldwide Supply Chain Operation. From 1973 to 1990, Mr. Trangsrud worked for Sperry Corporation and Honeywell, serving in a variety of engineering and management roles. Mr. Trangsrud has an A.A. in Electronics from North Dakota State College of Science, a B.A. in Management and a B.S. in Business Administration from the University of Phoenix.

Karl Brown joined the marketing team at Ditech Networks in 2004, and became the Vice President of Marketing in February 2008. Before joining Ditech Networks, Mr. Brown was Senior Director of Marketing at ANDA Networks, a provider of Metro Ethernet equipment, from June 2002 to December 2005. Prior to ANDA Networks, Mr. Brown was the Director of Product Management for Jetstream Communications, a provider of media and signaling gateways, from July 2001 to April 2002. From July 1998 to July 2001, Mr. Brown held various management roles at Nortel Networks. Prior to this, Mr. Brown held a series of positions at GTE/Verizon Wireless. Mr. Brown has a M.S. and a B.S. in Engineering from Georgia Tech and a M.B.A. from Indiana University.

There are no family relationships between any director or executive officer of Ditech.

Part II

Item 5—Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Ditech's common stock is quoted on the NASDAQ Global Market under the symbol "DITC." The following table shows the high and low sale prices per share of our common stock as reported on the NASDAQ Global Market for the periods indicated:

	Fiscal 2009		Fiscal 2008	
	High	Low	High	Low
First Quarter	$2.90	$1.95	$ 8.99	$7.35
Second Quarter	$1.99	$0.72	$ 7.53	$4.40
Third Quarter	$1.30	$0.60	$ 4.98	$2.96
Fourth Quarter	$1.17	$0.85	$ 3.36	$2.46

Holders

According to the records of our transfer agent, there were 105 stockholders of record of Ditech's common stock at June 30, 2009. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid any cash dividend on our capital stock and do not anticipate, at this time, paying any cash dividends on our capital stock in the near future.

Stock Performance Graph(1)

The following graph shows the total stockholder return of an investment of $100 in cash on April 30, 2004 for (i) our Common Stock; (ii) the NASDAQ Composite Index (U.S.) and (iii) the NASDAQ Telecommunications Index. All values assume reinvestments of the full amount of all dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Ditech Networks, Inc., The NASDAQ Composite Index
And The NASDAQ Telecommunications Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
4/04
4/05
4/06
4/07
4/08
4/09
Ditech Networks, Inc.
NASDAQ Composite
NASDAQ Telecommunications

* $100 invested on 4/30/04 in stock or index, including reinvestment of dividends.
Fiscal year ending April 30.

	4/04	4/05	4/06	4/07	4/08	4/09
Ditech Networks, Inc.	$100.00	$ 78.65	$ 65.51	$ 60.50	$ 19.82	$ 6.82
NASDAQ Composite	$100.00	$100.90	$124.20	$136.38	$130.63	$ 91.41
NASDAQ Telecommunications	$100.00	$ 95.18	$125.99	$141.03	$136.59	$100.34

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Ditech Networks under the 1933 Act or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6—Selected Financial Data

Not required.

Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K. The discussion in this Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. See our cautionary language in the first paragraph of "Item 1. Business" regarding these statements. Our actual results could differ materially from those discussed here. See "Item 1A-Risk Factors" for factors that could cause future results to differ materially.

Overview

We design, develop and market telecommunications equipment for use in enhancing voice quality and canceling echo in voice calls over wireline, wireless and internet protocol (IP) telecommunications networks. Our products monitor and enhance voice quality and provide transcoding in the delivery of voice services. Since entering the voice processing market, we have continued to refine our echo cancellation products to meet the needs of the ever-changing telecommunications marketplace. Our TDM-based product introductions have leveraged the processing capacity of our newer hardware platforms to offer not only echo cancellation but also enhanced Voice Quality Assurance ("VQA") features including noise reduction, acoustic echo cancellation, voice level control and noise compensation through enhanced voice intelligibility. We have also introduced products to support carriers that are deploying voice over internet protocol, or "VoIP," technologies which offer all the voice capabilities of our TDM-based products along with codec transcoding to meet the new challenges faced by carriers deploying VoIP technologies. Most recently we announced our development efforts on our new toktok and mStage products, which further leverage off our expertise in voice technology enabling on-demand, voice-driven, "mid-call accessible" applications and services to be delivered to customers on wireless and wireline voice networks. This offering is being designed to enable phone subscribers to "use their voice as well as their thumbs" to interact with web applications/services like social networking and instant messaging ("IM") on demand, even "on-the fly" during a telephone call.

Since becoming a public company in June 1999, our financial success has been primarily predicated on the macroeconomic environment of U.S. wireline and, more recently, wireless carriers as well as our success in selling to the larger carriers. Over the years since becoming public, we have experienced ebbs and flows in the level of demand from these carriers due to their level of network expansion, adoption of new technologies in their networks and the impacts of merger and other consolidation in the industry. Of late, the downturn in business volume we have experienced seems to have been driven by three main factors: technology transitions; budgetary constraints; and the global economic crisis.

The technology transition has impacted us on two fronts. First and foremost, carriers have been extremely cautious to invest in legacy second generation ("2G") technology, historically our primary source of revenue, for fear of stranding some or all of their investments by moving to the newer VoIP-based third generation technology ("3G"). The hesitancy to invest in 2G equipment has resulted in protracted purchase cycles and smaller deployments to mitigate their perceived risks, while still addressing needed improvements in voice quality in their 2G networks. The second impact has been felt on the 3G investment, which has been far slower to develop than was first predicted by industry experts. Instead of wholesale deployment of VoIP technologies we have experienced a much more cautious entrance into this technology by many of the carriers with which we have historically done business, with the key by-product being that they are buying much smaller systems than would have been expected from their historical buying pattern and in some cases even deciding to limit their investment in 3G technology in lieu of even newer fourth generation technologies that are currently in development.

On the budgetary side, even before the world-wide financial crisis became clear, we began to see tighter budgetary spending on capital equipment in many regions of the world, but most importantly with our large domestic customers. As such, spending on capital equipment appears to have been primarily targeted at equipment that could show a direct correlation with revenue generation as opposed to our historical product offerings, which although not a direct source of revenue for carriers is critical to the overall call experience and therefore to customer satisfaction, which in our opinion ultimately translates into call revenue. It is with this capital spending model in mind that we undertook development of our toktok and mStage products which, although leveraging off of our core knowledge of voice technology, we believe will be our first product offering to truly be tied to an identifiable revenue stream for our carriers.

Last, we believe that the current market conditions around the world have and could continue to create further delays in purchasing decisions both as carriers tighten their capital investment activity due to internal budget constraints and as tighter credit hampers their ability to borrow to facilitate network expansion and/or upgrades.

Despite the previously mentioned delays due to budget and uncertainty around network architecture, we continue to believe that in the United States our continued focus on voice quality in the competitive wireless services landscape and the continued expansion of wireless networks, using either 2G or 3G technologies, will be key factors in adding new customers and driving opportunities for revenue growth. The development of our VQA feature set, which was originally targeted at the international Global System for Mobile Communications ("GSM") market, has seen growing importance in the domestic market as well. We continue to focus sales and marketing efforts on international and domestic mobile carriers who might best apply our VQA solution. We have continued to invest in customer trials domestically and internationally in an attempt to better avail ourselves of these opportunities as they arise. Despite these efforts, we have experienced mixed results as we remain dependant on the buying patterns of a small, yet more diverse, group of carriers.

We expect long-term opportunities for growth will occur in VoIP based network deployments as there appears to be a growing, albeit slow, trend of service providers transitioning from traditional circuit-switched network infrastructure to VoIP. As such, between fiscal 2005 and early fiscal 2009 we have directed the majority of our research and development spending towards the development of our Packet Voice Processor (PVP), a platform targeting VoIP-based network deployments. The Packet Voice Processor introduces cost-effective voice format transcoding capabilities combined with our VQA technology to improve call quality and clarity by eliminating acoustic echo and voice level imbalances and reducing packet loss, delay and jitter. Although fiscal 2008 marked the first period in which revenue from the Packet Voice Processor exceeded 10% of total revenue, ordering patterns are still volatile leading to spikes in the timing and amount of revenue from this product.

Beginning in fiscal 2009, we began shifting our development efforts to other product offerings that leverage our expertise in voice technology. The first effort was tied to the creation of licensed versions of our core technology for use in other elements within communications networks, such as Bluetooth headsets. More recently we have shifted the majority of our development efforts to our recently announced mStage and toktok products, which are currently in development. While the Bluetooth opportunities are focused on moving our expertise in voice quality to the communication interface devices at the fringe of the voice networks, mStage and toktok will enable mobile subscribers to use their voice as well as their thumbs to interact with web applications like social networking and IM on-demand, even during a phone call. We are undertaking these new opportunities in an effort to not only diversify our product offerings but also our customer base. We believe that these products could help generate a more predictable revenue base, which we believe is less susceptible to our customer's decisions on the timing and nature of the network expansions than our legacy product offerings have experienced on a stand alone basis.

Acquisition History. Although we regularly evaluate whether there are acquisition candidates that have technologies that would compliment our products and core strengths, in the last five fiscal years, we have completed only one acquisition. In June 2005, we acquired Jasomi, which developed and sold session border controllers that enable VoIP calls to traverse the network address translation, or "NAT," and protect networks from external attacks by admitting only authorized sessions, ensuring that reliable VoIP service can be provided to them. Consideration for the acquisition totaled approximately $21.8 million. We additionally issued shares of Ditech restricted stock to new employees hired as part of the acquisition.

Our Customer Base. Historically, the majority of our sales have been to customers in the United States. Although these customers have traditionally accounted for well over 50% of our revenue in a given period, they are becoming a smaller percentage due to the growing interest in our VQA technology in several key international markets. Domestic customers accounted for approximately 46% of our revenue in fiscal 2009 and 63% and 71% of our revenue in fiscal 2008 and 2007, respectively. However, sales to some of our U.S. customers may result in our products purchased by these customers eventually being deployed internationally, especially in the case of any original equipment manufacturer that distributes overseas. To date, the vast majority of our international sales have been export sales and denominated in U.S. dollars. Growth in international revenue, as a percentage of total review, has been largely driven by demand from customers in South East Asia, the Middle East and Latin America. We expect our international demand to continue to be heavily influenced these markets as they are experiencing the highest level of growth and commonly have the most need for cost effective solutions to address voice quality in their growing networks.

Our revenue historically has come from a small number of customers. Our largest customer accounted for approximately 22% of our revenue in fiscal 2009 and 35% and 64% of our total revenue in fiscal 2008 and 2007, respectively. Our five largest customers accounted for approximately 60% of our revenue in fiscal 2009 and 68% and 88% of our revenue in fiscal 2008 and 2007, respectively. Consequently, the loss of any one of our largest customers, without an offsetting increase in revenue from existing or new customers, would have a negative and substantial effect on our business. This customer concentration risk was evidenced in fiscal 2006 and again over the last two fiscal years as sudden delays and/or declines in purchases by our large customers resulted in significant declines in our overall revenues and ultimately resulted in net losses for those periods.

Critical Accounting Policies and Estimates. The preparation of our financial statements requires us to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures. We evaluate these estimates on an ongoing basis, including those related to our revenues, allowance for bad debts, provisions for inventories, warranties and recovery of deferred income taxes receivable. Estimates are based on our historical experience and other assumptions that we consider reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual future results may differ from these estimates in the event that facts and circumstances vary from our expectations. If and when adjustments are required to reflect material differences arising between our ongoing estimates and the ultimate actual results, our future results of operations will be affected. We believe that the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition—In applying our revenue recognition and allowance for doubtful accounts policies the level of judgment is generally relatively limited, as the vast majority of our revenue has been generated by a handful of relatively long-standing customer relationships. These customers are some of the largest wire-line and wireless carriers in the world and our relationships with them are documented in contracts, which clearly highlight potential revenue recognition issues, such as passage of title and risk of loss. As of April 30, 2009, we had deferred $4.0 million of revenue. However, only to the extent that we have received cash for a given deferred revenue transaction is the deferred revenue recorded on the Consolidated Balance Sheet. Of the $4.0 million of total deferred revenue transactions at April 30, 2009, only $0.7 million had been collected from customers and therefore reported as deferred revenue on the Consolidated Balance Sheet. The balance of $3.3 million related to uncollected deferred revenue transactions was reported net against the related accounts receivable balance.

Of the $4.0 million of revenue deferred as of April 30, 2009, approximately $2.9 million was associated with installations and other product related deferrals and $1.1 million was associated with maintenance contracts. In dealing with the remaining smaller customers, we closely evaluate the credit risk of these customers. In those cases where credit risk is deemed to be high, we either mitigate the risk by having the customer post a letter of credit, which we can draw against on a specified date, to effectively provide reasonable assurance of collection, or we defer the revenue until customer payment is received.

Investments—We consider investment securities that have maturities of more than three months at the date of purchase but remaining maturities of less than one year, and auction rate securities, which we have historically settled on 7, 28 or 35 day auction cycles, as short-term investments. However, when auction rate securities fail to settle at auction, which occurred in fiscal 2008 and 2009, and conditions leading to their failure to auction create uncertainty as to whether they will settle in the near-term, we classify them as long-term consistent with the contractual term of the underlying security. Long-term investment securities include any investments with remaining maturities of one year or more and auction rate securities for which we are unable to estimate when they will settle. Short-term and long-term investments consist primarily of corporate notes and asset backed securities. We have classified our investments as available-for-sale securities in the accompanying consolidated financial statements. We carry available-for-sale securities at fair value, and report unrealized gains and losses as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are included in other income, net based on specific identification. We include interest on securities classified as available-for-sale in total other income. See also the discussion in "Liquidity and Capital Resources" and Item 7A for additional information on auction rate securities.

Inventory Valuation Allowances—In conjunction with our ongoing analysis of inventory valuation, we constantly monitor projected demand on a product by product basis. Based on these projections we evaluate the levels of write-downs required for inventory on hand and inventory on order from our contract manufacturers. Although we believe we have been reasonably successful in identifying write-downs in a timely manner, sudden changes in buying patterns from our customers, either due to a shift in product interest and/or a complete pull back from their expected order levels has resulted in the recognition of larger than anticipated write-downs. For example, we recorded inventory write-downs for excess levels of inventory of $2.4 million and $5.1 million in fiscal 2009 and 2008, respectively. There were no sales of previously written-down inventory during fiscal 2009 or 2008. We did sell $0.3 million of previously written-down inventory in fiscal 2007, which had a negligible impact on gross margin, as it was sold for approximately its net carrying value.

Cost of Warranty—At the time that we recognize revenue, we accrue for the estimated costs of the warranty we offer on our products. We currently offer warranties on the hardware elements of our products ranging from one to five years and warranties on the software elements of our products ranging from 90 days to one year. The warranty generally provides that we will repair or replace any defective product and provide software bug fixes within the term of the warranty. Our accrual for the estimated warranty is based on our historical experience and expectations of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, we may revise our estimated warranty accrual to reflect these additional exposures. This would result in a decrease in gross profits. As of April 30, 2009, we had $0.4 million accrued related to estimated future warranty costs. See Note 3 of the Notes to the Condensed Consolidated Financial Statements.

Impairment of Long-lived Assets—We continually monitor events and changes in circumstances that could indicate that carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances arise, we assess the recoverability of our long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carry amount of the assets in question, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. We evaluate the recoverability of our amortizable purchased intangible assets based on an estimate of the undiscounted cash flows resulting from the use of the related asset group and its eventual disposition. The asset group represents the lowest level for which cash flows are largely independent of cash flows of other assets and liabilities. We report long-lived assets to be disposed of at the lower of carrying amount or fair value less costs to sell. During fiscal 2009, we did record an impairment charge of approximately $0.3 million associated with certain identifiable assets that were abandoned as a result of the cumulative affects of the reductions in force that had been implemented over the last two fiscal years.

Accounting for Stock-based Compensation—Stock-based compensation cost is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton ("Black-Scholes") option-pricing model and is recognized as expense, net of estimated forfeitures, ratably over the requisite service period. Given our employee stock options have certain characteristics that are significantly different from traded options and, because changes in the subjective assumptions can materially affect the estimated value, in our opinion the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although we determine the fair value of employee stock options in accordance with SFAS 123R and SAB 107 using the Black-Scholes option-pricing model, that value may not be indicative of the fair value observed between a willing buyer and a willing seller in a market transaction.

The Black-Scholes model requires various highly judgmental assumptions including expected option life and volatility. If any of the assumptions used in the Black-Scholes model or the estimated forfeiture rate changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Accounting for Income Taxes—Amounts recorded for income taxes, both current and deferred, are based on estimates of the tax consequences of our operations in the various tax jurisdictions in which we operate. Our deferred taxes are the result of temporary differences resulting from differing treatment of items such as valuation allowances for bad debts and inventory, for tax and accounting purposes. As part of our ongoing assessment of the recoverability of our deferred tax assets, on a quarterly basis we review the expiration dates of our net operating loss and research credit carry forwards. In addition, we complete a study on the impact of Section 382 of the Internal Revenue Code on at least a semi-annual basis to determine whether a change in ownership may limit the value of our net operating loss carry forwards. We determined that a full valuation allowance against all of our deferred tax assets beginning as of April 30, 2008 was required. We have considered all evidence, positive and negative, pursuant to SFAS 109, *Accounting for Income Taxes* , and believe that based on our recent operating losses and uncertainty about the magnitude and timing of future operating profits, it is no longer more likely than not that our deferred tax assets will be realized.

Effective May 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainties in Income Taxes—An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. We have classified interest and penalties as a component of tax expense. As a result of the implementation of FIN 48 effective May 1, 2007, we recognized a $0.4 million decrease in the liability for unrecognized tax benefits, which was accounted for as a decrease in the May 1, 2007 balance of accumulated deficit. We do not expect a significant change to the liability for uncertain tax positions over the next 12 months.

We have begun an audit by one of the state jurisdictions in which we do business for our fiscal 2005 filing. Other than this one state, we are currently not under audit for any other years or in any other jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Recent Accounting Pronouncements In April 2008, the Financial Accounting Standards Board released a FASB Staff Position (FSP No. FAS 142-3, *Determination of the Useful Life of Intangible Assets)*. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), and other principles of GAAP. This FSP applies to all intangible assets, whether acquired in a business combination or otherwise, and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. Since this guidance will be applied prospectively, on adoption, there will be no impact on our current consolidated financial statements.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161 ("SFAS 161"), "Disclosures about Derivative Instruments and Hedging Activities." SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Because SFAS 161 only requires additional disclosure and we currently do not use derivative instrument, the adoption will not impact our consolidated financial position, results of operations or cash flows.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (revised 2007) ("SFAS 141R"), "Business Combinations." SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. The provisions of SFAS 141R are effective as of the beginning of 2010, with the exception of adjustments made to acquired tax contingencies. Future adjustments made to acquired tax contingencies associated with acquisitions that closed prior to the beginning of 2010 would apply the provisions of SFAS 141R and will be evaluated based on the outcome of these matters. We do not expect the adoption of SFAS 141R to have a material impact on our consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements", an amendment of Accounting Research Bulletin No. 51." SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is not permitted. Since this guidance will be applied prospectively and we currently do not have any non-controlling interests, on adoption, there will be no impact our current consolidated financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods of those fiscal years. In February 2008, the FASB released a FASB Staff Position (FSP FAS 157-2—*Effective Date of FASB Statement No. 157)* which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. These non-financial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and non-financial assets acquired and liabilities assumed in a business combination. The adoption of SFAS No. 157 as of May 1, 2008 for financial assets and liabilities did not have a material impact on our consolidated financial position, results of operations or cash flows. See Note 3 to the Notes to Consolidated Financial Statements.

In April 2009, the Financial Accounting Standards Board issued three related Staff Positions: (i) FSP 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly* ("FSP 157-4"), (ii) SFAS 115-2 and SFAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments* ("FSP 115-2 and FSP 124-2") , and (iii) SFAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments* , ("FSP 107 and APB 28-1"), which will be effective for interim and annual periods ending after June 15, 2009. FSP 157-4 provides guidance on how to determine the fair value of assets and liabilities under SFAS 157 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If we were to conclude that there has been a significant decrease in the volume and level of activity of the asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and we may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate. FSP 115-2 and FSP 124-2 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FSP 107 and APB 28-1 enhance the disclosure of instruments under the scope of SFAS 157 for both interim and annual periods. We are currently evaluating these Staff Positions.

Results of Operations

The following table sets forth certain items from our consolidated statements of operations as a percentage of revenue for the periods indicated:

Results of Operations

	Years Ended April 30,		
	2009	2008	2007
Revenue	100.0%	100.0%	100.0%
Cost of goods sold	60.4	55.8	32.3
Gross profit	39.6	44.2	67.7
Operating expenses:			
Sales and marketing	61.7	54.4	29.2
Research and development	67.7	51.0	24.8
General and administrative	36.5	26.5	10.2
Amortization of purchased intangible assets	0.5	2.8	1.2
Impairment of goodwill and other purchased intangibles	—	50.4	—
Total operating expenses	166.4	185.1	65.4
Income (loss) from continuing operations	(126.8)	(140.9)	2.3
Total other income (expense), net	(17.1)	1.9	8.0
Income (loss) from continuing operations before provision for income taxes	(143.9)	(139.0)	10.3
Provision for income taxes	(0.3)	130.8	4.0
Net income (loss)	(143.6)%	(269.8)%	6.3%

Discussion of Fiscal Years ended April 30, 2009, 2008, and 2007

Revenue

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2009	2008	2007	2009	2008
	$s in thousands				
Revenue	$18,648	$35,089	$84,004	$(16,441)	$(48,915)
% Change				(46.9)%	(58.2)%

The decrease in revenue during fiscal 2009 compared to fiscal 2008, as well as fiscal 2008 compared to fiscal 2007, was largely due to a decrease in revenue from our largest domestic customer, Verizon, as well as declines in the overall purchases from the next four largest customers in fiscal 2008 and 2007, without an increase in other domestic and international business to offset these declines. In the aggregate, our top five customers in fiscal 2009 accounted for $11.1 million of revenue in fiscal 2009 as opposed to the top five customers in fiscal 2008 and 2007, which accounted for $23.9 million and $73.5 million, respectively.

Our largest customer in fiscal 2009, 2008 and 2007, Verizon accounted for approximately $4.1 million, $12.3 million and $53.9 million of revenues, respectively. This decline in revenue, both in real terms and as a percentage of revenue, appears to be largely due to Verizon shifting focus away from their traditional wireless network deployments over the past 12 to 18 months, where our product has historically been installed, to newer 3G networks. The mix of customers that represent our next four largest customers has changed year over year but is reflective of a growing trend of our international business becoming a larger percentage of our revenue base. Two customers, other than

Verizon, accounted for over 10% of our revenue in fiscal 2009 and 2008 and only one customer, other than Verizon, accounted for more than 10% of revenue in fiscal 2007.

Although we have experienced a consistent number of customers representing greater than 10% of our revenues during fiscal 2009 and 2008, the overall dollar magnitude of the revenue from these customers continues to trend down as buying decisions continue to be slow to materialize and are generally for more conservative amounts than buying patterns experienced in fiscal 2006 and 2007. We believe that this protracted buying process and the smaller ordering levels are a function of tighter capital spending budgets and tighter credit markets, as well as uncertainty in the technical direction that companies are looking to take. This indecision around future network design appears to have made carriers leery to invest heavily in legacy circuit switched technology due to the risk of stranding investments upon conversion to newer network technologies such as VoIP. However, on the VoIP side we are experiencing carriers moving into the VoIP space in a more conservative manner than was expected by industry analysts, resulting in deployments at a fraction of the size that we are accustomed to seeing for circuit switched network deployments. Although our initial VoIP product was designed for large scale deployments and therefore was not easily adaptable to meet the smaller scale deployments that most carriers wanted to undertake, we have recently completed development of a smaller scale version of PVP product, which we began to ship in the fourth quarter of fiscal 2009 and we hope will more closely meet current market demands.

Geographically, our domestic revenue for fiscal 2009 totaled 46% of total worldwide revenue as compared to 63% and 71% realized in fiscal 2008 and 2007, respectively. The decrease in the domestic portion of our revenue both in real terms and as a percentage of total revenue was primarily driven by the decline in Verizon purchasing activity. Our international revenue has primarily been dependent on our success in selling VQA. Although we continue to believe that there are meaningful domestic and international revenue opportunities, we continue to experience slower than anticipated purchasing cycles from our existing and prospective customers, which has resulted in volatility in the level of revenue from quarter to quarter. We plan to continue to invest in customer trials to attempt to capture the world-wide revenue opportunities that exist for us.

We expect that sales of our TDM-based BVP-Flex and QVP products will continue to represent the majority of our revenue in the foreseeable future, as carriers continue to be cautious in their deployment strategies of VoIP based communications networks. Revenue levels for fiscal 2010 will be dependent on our success in adding new customers domestically and internationally, the network technology and deployment plans of the North American telecommunication service providers, the market acceptance of our Packet Voice Processor, and the timing and market acceptance of our toktok/mStage products. See "Item 1A-Risk Factors" for discussions of risks related to customer concentration and other factors, which could impact the timing and level of revenue.

See our cautionary language in the first paragraph of "Item 1. Business" regarding forward-looking statements such as the statements made in the prior paragraphs about our expectations regarding our future revenue, as well as statements regarding our expectations in each of the categories below.

Cost of Goods Sold and Gross Margin

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2009	2008	2007	2009	2008
			$s in thousands		
Cost of goods sold	$11,272	$19,595	$27,140	$ (8,323)	$ (7,545)
% Change				(42.5)%	(27.8)%
Gross Profit	$ 7,376	$15,494	$56,864	$ (8,118)	$ (41,370)
Gross Margin %	39.6%	44.2%	67.7%	(4.6) pts	(23.5) pts

Cost of goods sold consists of direct material costs, personnel costs for test, configuration and quality assurance, costs of licensed technology incorporated into our products, post-sales installation costs, provisions for inventory and warranty expenses and other indirect costs. The decrease in cost of goods sold in fiscal 2009 as compared to fiscal 2008, well as fiscal 2008 as compared to fiscal 2007 was primarily driven by the decrease in business volume. Our analysis of gross margin below discusses the other factors driving changes in cost of goods sold.

Our gross margin percentage decreased during fiscal 2009, as compared to fiscal 2008, largely due to the non-product costs included in cost of goods sold, such as manufacturing and post sales installation costs, representing a larger percentage of our revenue. Certain of these costs are relatively fixed in nature and although we did experience a decline in these costs in real terms due to tighter cost control and the reductions in force over the last two years, as revenue levels declined in fiscal 2009 these costs become a larger percentage of revenue and therefore adversely impacted our gross margin by approximately eight percentage points. Partially offsetting the adverse movement in margin in fiscal 2009 was a decline in the provision of excess inventory, in both real terms and as a percentage of revenue, from $5.1 million in fiscal 2008 to $2.4 million in fiscal 2009, or a two percentage point improvement in gross margin. In addition, the product and customer mix in fiscal 2009 improved slightly from that experienced in fiscal 2008, which further offset the impacts of the non-product costs.

Gross margins in fiscal 2008 as compared to fiscal 2007 were adversely impacted by our fixed manufacturing costs representing a larger percentage of our lower revenue base. In fiscal 2008, these costs represented 18.3% of revenue as compared to 7.4% in fiscal 2007. In addition, in fiscal 2008, we recorded a write-down of potentially excess inventory items totaling $5.1 million (14.5% of revenue). These factors more than offset the positive impacts on gross margin realized from an improved customer and product mix in fiscal 2008, including an increase in the percentage of revenue recognized from maintenance and extended warranty contracts due to the decline of product shipments in fiscal 2008.

All other things being equal, we expect that if our revenue levels increase, gross margin percentages should improve from the current levels as the continued under absorption of manufacturing overheads will become a smaller percentage of a larger revenue base, resulting in improved margins. However, we could experience further pricing pressures as we expand the distribution of our products internationally through value-added resellers and distributors, which could cause our gross margins to decrease.

Sales and Marketing

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2009	2008	2007	2009	2008
	$s in thousands				
Sales and Marketing Expense	$11,511	$19,103	$24,496	$ (7,592)	$ (5,393)
% of Revenue	61.7%	54.4%	29.2%	7.3 pts	25.2 pts

Sales and marketing expenses primarily consist of personnel costs, including commissions and costs associated with customer service, travel, trade shows and outside consulting services. The decline in sales and marketing spending in fiscal 2009, as compare to fiscal 2008, was largely due to reductions in salaries and related expenses associated with the reductions in force that were affected in the latter half of fiscal 2008 and again in fiscal 2009, which resulted in approximately $3.6 million in reduced spending in fiscal 2009. In conjunction with the reduced headcount and tighter overall cost control over variable spending we experienced $2.1 million in reduced spending for travel and related costs and costs associated with marketing programs and trade shows. We also experienced a decline in sales and marketing variable compensation due to the reduction in sales levels in fiscal 2009. Lastly, we experienced a decline in stock-based compensation of $1.2 million. See the discussion regarding the changes in stock-based compensation, below.

The decline in sales and marketing in fiscal 2008 as compared to fiscal 2007 was due in part to declines in salaries and related expense which decreased $2.9 million. This decline was largely due to a reduction in force at the end of the second quarter of fiscal 2008 and reduced variable compensation levels due to lower than planned sales levels. We also saw a reduction in stock-based compensation expense of $1.1 million due to the older options becoming fully vested in fiscal 2008 and lower levels of stock compensation being incurred on newer option grants due to the decline in the price of our stock over much of the last two fiscal years. The other factors that impacted the decline in sales and marketing expense included tighter spending control on travel and marketing programs which resulted in an aggregate reduction of $0.9 million in fiscal 2008 and reduced agent fees of $0.5 million due to reduced international sales in fiscal 2008.

We expect that our sales and marketing expenses in fiscal 2010 will continue to decline from fiscal 2009 levels due to realizing a full year's worth of cost reductions from the reduction in force in mid-fiscal 2009 and from continued cost controls. These savings will likely be partially offset by increased variable compensation based on new sales targets for fiscal 2010.

Research and Development

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2009	2008	2007	2009	2008
	$s in thousands				
Research and Development Expense	$12,633	$17,881	$20,835	$ (5,248)	$ (2,954)
% of Revenue	67.7%	51.0%	24.8%	16.7 pts	26.2 pts

Research and development expenses primarily consist of personnel costs, contract consultants, materials and supplies used in the development of voice processing products. The decline in fiscal 2009 research and development spending was largely due to a $3.5 million savings in payroll and related spending due to the reductions in force that have been implemented since the middle of fiscal 2008. As a result of the reduction in headcount over the last two fiscal years, we have also experienced a decline in allocated common costs due to lower space consumption and use of other support services of $0.7 million and reduced travel and related costs of $0.2 million. Lastly, we experienced a decline in stock compensation of $0.8 million. See the discussion regarding the changes in stock compensation, below.

The decline in spending in fiscal 2008 was largely driven by the $1.6 million in savings realized in the latter half of the year after the reduction in force that we did at the end of the second quarter of fiscal 2008. The other factors impacting the decline in spending were $1.1 million of reduced consulting, consumed materials and allocation of corporate overhead due to being more focused on fine tuning our recent product introductions rather than completely new product development, which did not require as extensive an expenditure level in fiscal 2008. In addition to these savings, there was a decline in stock-based compensation expense of approximately $0.8 million that was substantially offset by the cost incurred associated with the reduction in force in fiscal 2008.

We expect to see a further decline in our research and development spending in fiscal 2010 as we realize a full year's cost savings from the 2009 reduction in force.

General and Administrative

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2009	2008	2007	2009	2008
	$s in thousands				
General and Administrative Expense	$6,807	$9,285	$8,534	$ (2,478)	$ 751
% of Revenue	36.5%	26.5%	10.2%	10.0 pts	16.3 pts

General and administrative expenses primarily consist of personnel costs for corporate officers, finance and human resources personnel, as well as insurance, legal, accounting and consulting costs. The decline in spending in fiscal 2009 is largely due to $0.9 million of reduced costs associated with the change in CEO that occurred in fiscal 2008. We also experienced a reduction of $0.4 million associated with payroll savings due to the reductions in force that were implemented over the last two fiscal years and a $0.6 million reduction in professional services due to favorable developments in our outstanding legal matters and reduced accounting fees related to our 2008 adoption of FIN 48. Lastly, we experienced a decline in stock-based compensation of $0.5 million. See the discussion regarding the changes in stock-based compensation, below.

The increase in spending in fiscal 2008 was largely due to the costs associated with retirement of our former CEO during fiscal 2008 and executive search costs associated with locating a new CEO, which aggregated $0.9 million. These increases in spending in fiscal 2008 were partially offset by a $0.2 million decline in variable compensation due to poor company performance in fiscal 2008.

We expect general and administrative expenses in fiscal 2010 to be flat to modestly down due to realizing a full year's savings from the reduction in force completed in mid-fiscal 2009 as well as other cost saving measures we expect to put in place in fiscal 2010. However, one of our stockholders has recently announced his intention to conduct a proxy solicitation to elect himself and one other person proposed by him as directors of Ditech Networks, which could result in a hostile proxy contest that would result in additional general and administrative expenses.

Acquisition-Related Compensation Expense

In fiscal 2008 and 2007, we recorded compensation expense related to the portion of convertible debentures issued to employee-stockholders, in connection with the acquisition of Jasomi. We amortized the compensation expense to research and development expense and sales and marketing expense over the lives of the convertible debentures. The convertible debentures matured in June 2007, and were settled in cash, as such there was no compensation expense associated with the convertible debentures subsequent to fiscal 2008. See Note 4 of Notes to the Consolidated Financial Statements.

Convertible debenture amortization included in operating expenses was as follows:

	Years ended April 30,	
	2008	2007
	$s in thousands	
Sales and marketing	$46	$339
Research and development	4	25
Total	$50	$364

Amortization of purchased intangible assets

For the years ended April 30, 2009, 2008 and 2007, we recorded amortization of purchased intangible assets related to the Jasomi acquisition. We are amortizing purchased intangible assets to operating expense over their estimated useful life which ranges from four to five years. The reduction in amortization of purchased intangible assets was due to the impairment of these assets at the end of fiscal 2008. See Note 5 of Notes to the Consolidated Financial Statements.

	Years ended April 30,		
	2009	2008	2007
	$s in thousands		
Amortization of purchased intangible assets	$ 97	$985	$985
% of revenue	0.5%	2.8%	1.2%

Impairment of goodwill and other purchase intangibles

Beginning in the first quarter of fiscal 2008, we experienced a decline in our stock price and therefore our market capitalization, due in large part to the decline in our operating results. As a result of our stock price's continued depressed state and uncertainty as to when our stock price would return to levels sufficient to justify the recovery of our recorded goodwill, we undertook an interim impairment review in the third quarter of fiscal 2008. As a result of the review, we determined that the entire goodwill balance of $16.4 million, attributable to the Jasomi acquisition, was impaired and therefore recorded an impairment loss in the third quarter of fiscal 2008. In addition, we recorded a $1.3 million impairment charge related to the purchase intangibles related to the Jasomi acquisition. There were no further impairment charges in fiscal 2009.

The impairment charge was due in large part to declining sales levels in the small customer portion of the session border controller market.

Stock-based Compensation.

Stock-based compensation expense recognized under SFAS 123R in fiscal 2009, 2008 and 2007 was as follows:

	Years ended April 30,		
	2009	2008	2007
	Ss in thousands		
Cost of goods sold	$ 258	$ 380	$ 370
Sales and marketing	439	1,618	2,714
Research and development	339	1,127	1,951
General and administrative	731	1,274	1,124
Total	$1,767	$4,399	$6,159

The decline in stock based compensation over the last two fiscal years is due to two key factors. First and foremost is the reduction in options outstanding and therefore stock compensation linked to the reductions in force that occurred since the end of the second quarter of fiscal 2008. The second key element of the decline is linked to the timing of option grants that are subject to accounting under SFAS 123R. As compensation related to older options, which were granted at higher fair values per share due to the stock price at the time of grant, become fully amortized, they are being replaced by newer option grants which are being issued at lower fair values due to the decline in our stock price. We expect to continue to experience a declining level of expense related to stock compensation.

Reduction in Force and Other Charge.

	Year ended April 30	
	2009	2008
	$s in thousands	
Cost of goods sold	$ 31	$ 72
Sales and marketing	324	309
Research and development	614	892
General and administrative	602	504
Total	$1,571	$1,777

In fiscal 2009, we incurred a charge of $1.6 million related to the reductions in force and related charges, undertaken in the second and third quarters of fiscal 2009, in an effort to reduce spending levels to coincide with the more recent declines we had experienced in our revenue. These reductions in force resulted in a 21% reduction in headcount during fiscal 2009. As a result of the cumulative reductions in force since the second quarter of fiscal 2008, the charges for fiscal 2009 included the estimated costs to vacate approximately 20% of the space in our Mountain View headquarters and the cost associated with abandoning certain idled fixed assets, resulting in charges of $0.5 million and $0.3 million, respectively. The space vacated is currently being marketed for sublease. All severance payments associated with the fiscal 2009 reductions in force have been paid. The only costs remaining to be paid as of April 30, 2009 are estimated outplacement costs for the reductions in force totaling less than $0.1 million and the balance of the loss on sublease of the vacated space in the Mountain View headquarters of $0.4 million.

In the second quarter of fiscal 2008, we incurred a charge of $1.3 million related to a reduction in force in an effort to reduce spending levels to coincide with the declines we had experienced in our revenue. The reduction in force involved the closure of our Canadian research and development facility and a reduction of approximately 23% in our worldwide headcount. During fiscal 2009, approximately $64,000 related to accrued outplacement services associated with the fiscal 2008 reductions in force lapsed without being used and was therefore reversed to the same financial lines to which it was originally recorded in fiscal 2008. All other costs associated with the fiscal 2008 reduction in force have been incurred.

In addition to the charge related to the reduction in force, we also incurred other one time benefit costs associated with the retirement package for our CEO in August 2007, which totaled approximately $0.4 million and was included in general and administrative expense, consistent with the recurring costs associated with the CEO.

Total Other Income (Expense), Net

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2009	2008	2007	2009	2008
	$s in thousands				
Total Other Income (Expense), Net	$(3,186)	$676	$6,689	$ (3,862)	$ (6,013)
% of Revenue	(17.1)%	1.9%	8.0%	(19.0) pts	(6.1) pts

Total other income (expense), net consists of interest income on our invested cash and cash equivalents and investment balances, offset by other-than-temporary impairment losses on investment securities and a nominal amount of foreign exchange losses. The decrease in total other income (expense), net in fiscal 2009 was largely due to a decline in our invested cash balances and declining average interest rates during fiscal 2009, as well as the further impairment loss on one of our investment securities recognized in fiscal 2009 of $4.7 million. The decrease in total other income in fiscal 2008 was largely due to the decline in our short-term investments due to the repurchase of approximately $41 million of our common stock in the latter part of our second quarter of fiscal 2008 and recent declines in interest rates along with the recognition of a $4.2 million impairment loss on investment securities.

Our fiscal 2010 interest income will be dependent on our cash balances and the movement of U.S. interest rates.

Income Taxes

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2009	2008	2007	2009	2008
	$s in thousands				
Income Taxes	$ (62)	$45,876	$3,385	$ (45,938)	$ 42,491
% of Revenue	(0.3)%	130.8%	4.0%	(131.1) pts	126.8 pts

Income taxes consist of federal, state and foreign income taxes. The tax benefit for fiscal 2009 resulted in an effective rate of less than 1%. This rate was largely impacted by the continued recording of full valuation allowances against the future tax benefits from the net operating losses generated during the year. The other factors impacting the effective tax rate were modest levels of international and state taxes, which are not directly tied to our overall operating loss but rather to the level of profitability in these tax jurisdictions.

The tax provision for fiscal 2008 resulted in an effective rate of (94%). This rate was largely impacted by the establishment of a full valuation allowance against our deferred tax assets in fiscal 2008 of $59.1 million and the non-deductible impairment loss related to goodwill. The other factors impacting the effective tax rate were modest levels of international and state taxes, which are not directly tied to our overall operating loss but rather to the level of profitability in these tax jurisdictions.

Until such time as we are able to reverse the valuation allowance against our deferred tax assets, we expect the effective tax rate to be at or close to 0% in fiscal 2010 associated with minor levels of taxes for certain state and foreign jurisdictions.

Liquidity and Capital Resources

As of April 30, 2009, 2008 and 2007, we had cash and cash equivalents and investments totaling $43.0 million, $65.6 million and $134.5 million, respectively. As of April 30, 2009, we had cash and cash equivalents of $38.6 million as compared to $36.1 million at April 30, 2008 and $34.0 million as of April 30, 2007. As of April 30, 2009, we had no short-term investments as compared to $14.4 million and $100.5 million as of April 30, 2008 and 2007, respectively. At April 30, 2009 and 2008, we also had $4.4 million and $15.1 million of auction rate securities which had been classified as long-term investments, consistent with the maturities of the securities underlying the auction rate instruments, due to uncertainty as to when they may settle. The decline in our cash and investment balances over the last two years is in large part due to the $41.0 million used to repurchase our common stock in the second quarter of fiscal 2008 and $17.4 million and $18.7 million of cash used by operations due to our operating losses during fiscal 2009 and 2008, respectively.

As of April 30, 2009, all of our short-term and long-term investments were held in corporate notes and asset backed auction rate securities. The long-term investments are tied to auction rate securities that failed to settle at auction beginning in fiscal 2008, for which there appears to be no near-term market. Although these securities would normally be classified as short-term, as they typically settle every 28 days, they have been reclassified to long-term pending them settling at auction. As of June 30,

2009, we continued to hold auction rate securities with a par value of $13.7 million. Should we be unsuccessful in migrating to more stable short-term investments or should the issuers not refinance the auction rate securities, we could be faced with longer term liquidity issues, which could impact our ability to fund operations beyond the next twelve to eighteen months and could impact our ability to execute on strategic acquisition opportunities.

We have a $2 million line of credit facility with our bank, which expires in July 2009. There were no amounts outstanding under the line of credit and we were in compliance with all the financial covenants as of April 30, 2009.

Since our initial public offering in June 1999, we have satisfied the majority of our liquidity requirements through cash flow generated from operations, funds received upon exercise of stock options and the proceeds from our initial and follow-on public offerings in fiscal 2000.

Net Cash flows from Operating Activities

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2009	2008	2007	2009	2008
			in thousands		
Net Cash Provided by (Used in) Operating Activities	$(17,359)	$(18,643)	$2,475	$1,284	$(21,118)

The trend in our cash flows from operations is generally reflective of the downturn in revenue that we have experienced over the last two fiscal years. Although we have attempted to reduce our operating expenses by means of reductions in our workforce and tighter control over discretionary spending during the last two years, the resulting savings in cash outflows have not been sufficient to offset the reduction in cash inflows from collection of declining product revenue. Through our efforts to reduce our spending on operating expenses, we believe that as we are exiting fiscal 2009 we have been able to create an environment in which our legacy business in the TDM and VoIP communications equipment are operating at near cash flow break even and that the level of cash used in operations is primarily linked to the investments we are making in our new toktok and mStage product offerings.

Our accounts receivable days sales outstanding at April 30, 2009 was approximately 79 days compared to 62 days at April 30, 2008.

We expect to see continued modest levels of negative cash flows from operations in the coming year based on expected continued softness in revenue, while continuing to invest in the launch of our new toktok and mStage products. However, we expect the level of negative cash flows from operations to decline from the levels realized in fiscal 2009 and 2008 as we realize the savings from our reductions in force over the last two years and as we continue to work down our inventory levels.

Net Cash flows from Investing Activities

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2009	2008	2007	2009	2008
			$s in thousands		
Net Cash Provided by (Used in) Investing Activities	$19,638	$60,134	$(5,973)	$(40,496)	$66,107

The change in cash flows from investing activities over the years is due to a few key events. In fiscal 2009, we generated $19.6 million of cash primarily as a result of the retirement of $20.7 million of short-term investments. This in-flow of cash was partially offset by cash used to purchase $0.9 million of equipment, primarily in support of our research and development efforts.

In fiscal 2008, we generated $60.1 million of cash primarily as a result of net maturities of $66.3 million of short-term investments, a large part of the proceeds of which was used to repurchase common stock. This in-flow of cash was partially offset by paying $3.8 million to Jasomi's former non-employee investors for principal and interest under the second tranche of the convertible notes issued in the Jasomi acquisition. The payment of the notes held by employee-shareholders is included in cash flow from operating activities. Additionally impacting cash flows from investing activities was the purchase of $2.3 million of equipment, primarily to support our development of the Packet Voice Processor.

We plan to continue to invest in modest levels of capital assets primarily in support of our new product development efforts.

Cash flows from Financing Activities

	Years ended April 30,			Increase/(Decrease) from Prior Year	
	2009	2008	2007	2009	2008
	$s in thousands				
Net Cash Provided by (Used in) Financing Activities	$176	$(39,434)	$1,865	$39,610	$(41,299)

The limited cash flow from financing activities in fiscal 2009 and 2007 was due to the limited level of option activity during those years largely due to a large portion of the options being out-of-the-money or only marginally in-the-money due to the decline in our stock price.

The cash flow used in financing activities in fiscal 2008 was largely due to the repurchase of over 7 million shares of our common stock. The cost of the repurchase totaled $41.0 million. This use of cash was partially offset by funds received from stock option exercises. We repurchased no common stock in fiscal 2009 or 2007.

We would expect that cash flows from financing activities will continue to reflect negligible levels of stock option exercises due to the current price of our stock. We currently do not plan to do any further stock repurchases in an effort to conserve cash.

Stock Repurchase Programs

On June 13, 2007, our Board of Directors authorized the repurchase of up to $60 million of common stock under a stock repurchase program. On August 29, 2007, we filed a tender offer to repurchase up to 9,100,000 shares, or approximately $50.0 million worth, of our common stock. In the second quarter of fiscal 2008, we completed the repurchase of 7,410,824 shares of our common stock for an aggregate cost of $41.0 million. The repurchased shares were immediately retired and the aggregate price of the retired shares was reflected as a reduction to stockholders' equity. The purchase price of the shares was allocated between the components of stockholders' equity in accordance with the guidance in Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins."

Commitments

We have no material commitments other than obligations under operating leases, particularly our facility lease, and normal purchases of inventory, capital equipment and operating expenses, such as materials for research and development and consulting. We currently occupy approximately 61,000 square feet of space in the two buildings that form our Mountain View, California headquarters. In September 2005, we renegotiated our Mountain View, California lease, which extended the lease term through July 31, 2011 and reduced the rent cost. We have engaged a leasing company to sublease approximately 11,200 square feet of our Mountain View headquarters, which we vacated due to reduced space needs as a result of the cumulative effect of the reductions in force that we have completed since the second quarter of fiscal 2008.

Our contractual commitments as of April 30, 2009, by year in which they become due, are as follows:

	Payments due by period				
Contractual Obligations (in thousands)	**Total**	**Less than 1 year**	**2 to 3 years**	**4 to 5 years**	**Over 5 years**
Operating leases	$2,429	$1,058	$1,371	$—	$—
Purchase commitments	1,585	1,585	—	—	—
Total	$4,014	$2,643	$1,371	$—	$—

We believe that we will be able to satisfy our cash requirements for at least the next twelve to eighteen months from our existing cash and short-term investments and our $2.0 million operating line of credit with our bank. The ability to fund our operations beyond the next twelve to eighteen months will depend on the overall demand of telecommunications providers for new capital equipment and our ability to access funds invested in auction rate securities (see risk factor in Item 1A related to auction rate securities). Should we continue to experience significantly reduced levels of customer demand for our products compared to historical levels of purchases, we could need to find additional sources of cash during the latter part of fiscal 2010 or be forced to further reduce our spending levels to protect our cash reserves.

Off-Balance Sheet Arrangements

As of April 30, 2009, we did not have any off-balance-sheet arrangements, as defined in Item 303 of SEC Regulation S-K.

Item 7A—Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk due to changes in the general level of United States interest rates relates primarily to our cash equivalents and short-term and long-term investment portfolios. Our cash, cash equivalents and short-term and long-term investments are primarily maintained at four major financial institutions in the United States. As of April 30, 2009 and 2008, we did not hold any derivative instruments. The primary objective of our investment activities is the preservation of principal while maximizing investment income and minimizing risk, and we attempted to achieve this by diversifying our portfolio in a variety of highly rated investment securities that have limited terms to maturity. We do not hold any instruments for trading purposes.

Investment securities that have maturities of more than three months at the date of purchase but current maturities of less than one year and auction rate securities which prior to the fourth quarter of fiscal 2008 management has been able to liquidate on 7, 28 or 35 day auction cycles, are considered short-term investments. Those securities with maturities of greater than one year, including auction rate securities that failed to settle and which based on their nature do not appear likely to settle in the near term, are classified as long-term investments. Short and long-term investments consist primarily of auction rate securities in asset backed securities and corporate notes. Our investment securities are maintained at two major financial institutions, are classified as available-for-sale, and are recorded on the accompanying Consolidated Balance Sheets at fair value. If we sell our investments prior to their maturity, we may incur a charge to operations in the period the sale took place. In fiscal 2009, 2008 and 2007, we realized no gains or losses on our investments, but we did recognize an impairment charge of $4.7 million and $4.2 million in fiscal 2009 and 2008, respectively on certain of our auction rate securities that failed to settle. In addition, we have recorded a cumulative unrealized loss of $0.3 million as of April 30, 2009 on the remaining auction rate security as a component of accumulated other comprehensive loss.

Auction rate securities are variable rate debt instruments with interest rates that, unless they fail to settle, are reset approximately every 7, 28 or 35 days. The underlying securities have contractual maturities which are generally greater than ten years. The auction rate securities are classified as available for sale and are recorded at fair value. Typically, the carrying value of auction rate securities approximates fair value due to the frequent resetting of the interest rates. As of April 30, 2009 and 2008, we held one auction rate security totaling $10.0 million of par value, which had an original rating at the time we purchased them of AA but is currently rated B3 (B3 rated ARS) and has failed to settle at auctions since the second quarter of fiscal 2008. As of April 30, 2009, we held one additional auction rate security with a par value of $3.7 million (eight additional auction rate securities with a par value of $24.3 million as of April 30, 2008) which continues to be rated A3 (A3 rated ARS) but failed to settle since the fourth quarter of fiscal 2008. While we continue to earn interest on these investments at the maximum contractual rate, the fair value of these auction rate securities no longer approximates par value. Accordingly, we have recorded these investments at a fair value of $4.5 million as of April 30, 2009 ($29.5 million as of April 30, 2008). Due to the prolonged nature and the severity of the decline in the value of the B3 rated ARS that has failed to settle since the second quarter of fiscal 2008 and no clear indication of when it might settle, we determined that the unrealized loss was no longer temporary. Therefore, we have recognized $4.7 million and a $4.2 million of impairment charges in fiscal 2009 and the fourth quarter of fiscal 2008, respectively, on this auction rate security. We believe that the $0.3 million decline in value that we have experienced in the A3 rated ARS as of April 30, 2009, is a temporary event and has been accounted for as an unrealized loss in accumulated other comprehensive loss. We have concluded that no other-than-temporary impairment losses occurred for the A3 rated ARS that began to fail to settle in fourth quarter of fiscal 2008 because we believe that the decline in fair value is due to general market conditions, this investment is of high credit quality, and we have the intent and ability to hold this investment until the anticipated recovery in fair value occurs. We will continue to analyze our auction rate securities each reporting period for impairment and may be required to recognize an impairment charge in the statement of operations if the decline in fair value is determined to be other than temporary. The fair value of these securities has been estimated by management based on assumptions that market participants would use in pricing the asset in a current transaction, which could change significantly based on market conditions.

Our investment securities are not leveraged. Due to the short-term nature of our investments, including our ARS (the interest rates of which reset every 7 to 35 days), they are not subject to significant fluctuations in their fair value due to changes in interest rates. As such, the recorded fair value of the investments at April 30, 2009 and 2008 approximates the fair value after assuming a hypothetical shift in the yield curve of plus or minus 50 basis points (BPS), 100 BPS, and 150 BPS over the remaining life of the investments, which shifts are representative of the historical movements in the Federal Funds Rate. 100 BPS equals 1%.

The following table presents our cash equivalents and short-term and long-term investments subject to interest rate risk and their related weighted average interest rates as of April 30, 2009 and 2008 (in thousands). Carrying value approximates fair value.

	April 30, 2009		April 30, 2008	
	Carrying Value	**Average Interest Rate**	**Carrying Value**	**Average Interest Rate**
Cash and cash equivalents	$38,586	0.65%	$36,131	2.61%
Short-term investments	—	—%	14,400	4.15%
Long-term investments	4,448	2.83%	15,130	4.50
Total	$43,034	0.88%	$65,661	3.38%

In fiscal 2009, our return on our cash and cash equivalents ranged from 0.1% to 2.9% and our average return for the year was 1.7% while our return on short-term investments ranged from 3.2% to 5.6% and our average return for the year was 4.5%. The return on our long-term investments ranged from 2.4% to 5.4% and our average return for the year was 3.8%.

To date, the vast majority of our sales have been denominated in U.S. dollars. As only a small amount of foreign invoices are paid in currencies other than the U.S. dollar, we consider our foreign exchange risk to be immaterial to our consolidated financial position, results of operations or cash flows.

Item 8—Financial Statements and Supplementary Data

DITECH NETWORKS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND OTHER DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Ditech Networks, Inc.
Mountain View, California

We have audited the accompanying consolidated balance sheet of Ditech Networks, Inc. and its subsidiaries ("the Company") as of April 30, 2009 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index to this Annual Report on Form 10-K at Part II Item 8 as of and for the year ended April 30, 2009. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ditech Networks, Inc. and its subsidiaries as of April 30, 2009, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, as of and for the year ended April 30, 2009, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BURR, PILGER & MAYER LLP

San Jose, California
July 1, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Ditech Networks, Inc.:

In our opinion, the consolidated balance sheet as of April 30, 2008 and the related consolidated statements of operations, stockholders' equity and cash flows for each of two years in the period ended April 30, 2008 present fairly, in all material respects, the financial position of Ditech Networks, Inc. and its subsidiaries at April 30, 2008, and the results of their operations and their cash flows for each of the two years in the period ended April 30, 2008, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for each of the two years in the period ended April 30, 2008 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
July 10, 2008

DITECH NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	April 30, 2009	April 30, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 38,586	$ 36,131
Short-term investments	—	14,400
Accounts receivable, net of allowance for doubtful accounts of $289 and $315 at April 30, 2009 and 2008, respectively	4,487	5,294
Inventories	11,624	13,692
Other current assets	568	665
Total current assets	55,265	70,182
Long-term investments	4,448	15,130
Property and equipment, net	3,895	5,493
Purchased intangibles, net	42	139
Other assets	186	186
Total assets	$ 63,836	$ 91,130
LIABILITIES		
Current liabilities:		
Accounts payable	$ 1,817	$ 2,130
Accrued and other liabilities	3,484	5,070
Deferred revenue	731	1,274
Income taxes payable	83	229
Total current liabilities	6,115	8,703
Long term accrued expenses	285	377
Total liabilities	6,400	9,080
Commitments and contingencies (Note 6)		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.001 par value: 5,000 shares authorized and none issued and outstanding at April 30, 2009 and 2008	—	—
Common stock, $0.001 par value: 200,000 shares authorized and 26,257 and 26,090 shares issued and outstanding at April 30, 2009 and 2008, respectively	26	26
Additional paid-in capital	265,185	263,254
Accumulated deficit	(207,446)	(180,650)
Accumulated other comprehensive loss	(329)	(580)
Total stockholders' equity	57,436	82,050
Total liabilities and stockholders' equity	$ 63,836	$ 91,130

The accompanying notes are an integral part of these consolidated financial statements

DITECH NETWORKS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years ended April 30, 2009	2008	2007
Revenue			
Product revenue	$ 14,313	$ 28,904	$76,964
Service revenue	4,335	6,185	7,040
Total revenue	18,648	35,089	84,004
Cost of goods sold(1)			
Cost of product revenue	10,506	18,542	25,915
Cost of service revenue	766	1,053	1,225
Total cost of goods sold	11,272	19,595	27,140
Gross profit	7,376	15,494	56,864
Operating expenses:			
Sales and marketing(1)	11,511	19,103	24,496
Research and development(1)	12,633	17,881	20,835
General and administrative(1)	6,807	9,285	8,534
Amortization of purchased intangible assets	97	985	985
Impairment of goodwill and other purchased intangibles	—	17,693	—
Total operating expenses	31,048	64,947	54,850
Operating income (loss)	(23,672)	(49,453)	2,014
Other income (expense), net:			
Interest income	1,550	4,837	6,707
Other expense, net	(4,736)	(4,161)	(18)
Total other income (expense), net	(3,186)	676	6,689
Income (loss) before provision for (benefit from) income taxes	(26,858)	(48,777)	8,703
Provision for (benefit from) income taxes	(62)	45,876	3,385
Net income (loss)	$(26,796)	$(94,653)	$ 5,318
Per share data			
Basic			
Net income (loss)	$ (1.03)	$ (3.29)	$ 0.16
Diluted			
Net income (loss)	$ (1.03)	$ (3.29)	$ 0.16
Number of shares used in per share calculations:			
Basic	26,082	28,805	32,579
Diluted	26,082	28,805	34,020

(1) Employee stock-based compensation expense was as follows for the periods:

	2009	2008	2007
Cost of goods sold	$ 258	$ 380	$ 370
Sales and marketing	439	1,618	2,714
Research and development	339	1,127	1,951
General and administrative	731	1,274	1,124

The accompanying notes are an integral part of these consolidated financial statements

DITECH NETWORKS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount					
Balances, April 30, 2006	32,375	$32	$292,373	$ (91,684)	$(2,137)	$ (3)	$198,581
Issuance of common stock under employee stock plans	376	—	1,865	—	—	—	1,865
Restricted stock issued	293	—	—	—	—	—	—
Reclassification upon adoption of FAS123R	—	—	(2,137)	—	2,137	—	—
Stock-based compensation expense under FAS123R	—	—	6,178	—	—	—	6,178
Comprehensive income:							
Unrealized gain on available for sale investment securities	—	—	—	—	—	3	3
Net income	—	—	—	5,318	—	—	5,318
Total comprehensive income							5,321
Balances, April 30, 2007	33,044	32	298,279	(86,366)	—	—	211,945
Cumulative effect of adjustment related to adoption of FIN 48	—	—	—	369	—	—	369
Adjusted balances. April 30, 2007	33,044	32	298,279	(85,997)	—	—	212,314
Issuance of common stock under employee stock plans	447	1	1,572	—	—	—	1,573
Restricted stock issued	10	—	—	—	—	—	—
Repurchase of common stock	(7,411)	(7)	(40,996)	—	—	—	(41,003)
Stock-based compensation expense under FAS123R	—	—	4,399	—	—	—	4,399
Comprehensive loss:							
Unrealized loss on available for sale investment securities	—	—	—	—	—	(580)	(580)
Net loss	—	—	—	(94,653)	—	—	(94,653)
Total comprehensive loss							(95,233)
Balances, April 30, 2008	26,090	26	263,254	(180,650)	—	(580)	82,050
Issuance of common stock under employee stock plans	125	—	176	—	—	—	176
Restricted stock issued	42	—	—	—	—	—	—
Stock-based compensation expense under FAS123R	—	—	1,755	—	—	—	1,755
Comprehensive loss:							
Unrealized gain (loss) on available for sale investment securities	—	—	—	—		251	251
Net loss	—	—	—	(26,796)	—	—	(26,796)
Total comprehensive loss							(26,545)
Balances, April 30, 2009	26,257	$26	$265,185	$(207,446)	$ —	$(329)	$ 57,436

The accompanying notes are an integral part of these consolidated financial statements

DITECH NETWORKS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended April 30,		
	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	$(26,796)	$(94,653)	$ 5,318
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,339	2,530	2,716
Provision for doubtful accounts	—	—	67
Loss on disposal of property and equipment	14	125	—
Loss on disposal of property and equipment related to restructuring	262	—	—
Deferred income taxes	—	45,827	2,947
Stock-based compensation expense	1,767	4,399	6,159
Payment of employee-investor portion of convertible debentures	—	(610)	(408)
Amortization of purchased intangibles	97	985	985
Amortization of employee-investor portion of convertible debentures	—	50	364
Impairment of goodwill and other purchased intangibles	—	17,694	—
Impairment on investment securities	4,757	4,148	—
Changes in assets and liabilities:			
Accounts receivable	807	5,030	(5,115)
Inventories	1,977	(339)	(5,013)
Other current assets	97	597	684
Income taxes	(146)	(205)	332
Accounts payable	(313)	(529)	1,083
Accrued and other liabilities	(1,678)	(1,542)	(117)
Deferred revenue	(543)	(2,150)	(7,527)
Net cash provided by (used in) operating activities	(17,359)	(18,643)	2,475
Cash flows from investing activities:			
Purchases of property and equipment	(938)	(2,295)	(3,689)
Purchase of available for sale investments	(83)	(16,586)	(49,200)
Sales and maturities of available for sale investments	20,659	82,801	49,060
Proceeds from sale of discontinued optical business	—	—	698
Acquisition of Jasomi, net of cash received	—	(3,786)	(2,724)
Additions to other assets	—	—	(118)
Net cash provided by (used in) investing activities	19,638	60,134	(5,973)
Cash flows from financing activities:			
Repurchase of common stock	—	(41,006)	—
Proceeds from employee stock plan issuances	176	1,572	1,865
Net cash provided by (used in) financing activities	176	(39,434)	1,865
Net increase (decrease) in cash and cash equivalents	2,455	2,057	(1,633)
Cash and cash equivalents, beginning of year	36,131	34,074	35,707
Cash and cash equivalents, end of year	$ 38,586	$ 36,131	$ 34,074

The accompanying notes are an integral part of these consolidated financial statements

DITECH NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Ditech Networks, Inc. (the "Company" or "Ditech") designs, develops and markets telecommunications equipment for use in wireline, wireless, satellite and IP telecommunications networks. The Company's products enhance and monitor voice quality and provide security in the delivery of voice services. The Company has established a direct sales force that sells its products in the U.S. and internationally. In addition, the Company is expanding its use of value added resellers and distributors in an effort to broaden its sales channels, and this expanded use of value added resellers and distributors has occurred primarily in the Company's international markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company generally recognizes product revenue, including shipping charges, when: persuasive evidence of a definitive agreement exists; shipment to the customer has occurred; title and all risks and rewards of ownership have passed to the customer; acceptance terms, if any have been fulfilled; no significant contractual obligations remain outstanding; the fee is fixed or determinable; and collection is reasonably assured. Revenue associated with service contracts is deferred and recognized ratably over the term of the contract. When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. Fair value for each element is established based on the sales price charged when the same element is sold separately.

In the event that a shipment transaction does not meet all of the criteria for revenue recognition it is recorded as deferred revenue in the Consolidated Balance Sheet. To the extent that the Company has received cash for some or all of a given deferred revenue transaction, the Company reports it in the Consolidated Balance Sheet as deferred revenue. However, to the extent that the Company has not collected cash related to the deferred revenue transaction, the Company reflects the deferred revenue as a reduction in the corresponding account receivable balance.

The Company records transaction-based taxes including, but not limited to, sales, use, value added, and excise taxes, on a net basis in its consolidated statements of operations.

Cost of Goods Sold

Cost of goods sold is comprised primarily of costs of material, labor including stock-based compensation, overhead, shipping costs, warranty and inventory write-downs.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the trends in customers' payment patterns, including review of specific delinquent accounts, changes in business conditions and external communications available about customers to estimate the level of allowance that is needed to address potential losses that the Company may incur due to the customer's inability to pay. Accounts are considered delinquent or past due, if they have not been paid within the terms provided on the invoice. Delinquent account balances are written off after management has determined that the likelihood of collection is not probable.

Warranties

The Company currently offers a hardware warranty on all of its products with terms generally ranging from two to five years and software warranty with terms generally ranging from ninety days to one year. The warranty generally provides that the Company will repair or replace any defective product and provide software bug fixes within the warranty period. A provision for the estimated future cost of warranty is made at the time product revenue is recognized, based on the Company's experience and expectations of future conditions.

Research and Development

Research and development costs include salaries and salary-related expenses, outside consulting, facilities, consumable materials and allocated corporate costs, which are expensed as incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less to be cash equivalents. Management believes that the financial institutions in which it maintains deposits are financially sound and, accordingly, minimal credit risk exists with respect to these deposits. Substantially all of the Company's cash and cash equivalents are held by four major U.S. financial institutions. The Company's deposits are generally in excess of federally insured amounts.

Investments

Investment securities that have maturities of more than three months at the date of purchase but current maturities of less than one year, and auction rate securities which management typically has settled on 7, 28 or 35 day auction cycles, are considered short-term investments. Long-term investment securities include any investments with remaining maturities of one year or more and auction rate securities that failed to settle since fiscal 2008, for which conditions leading to their failure to auction create uncertainty that they will settle in the near-term. Short- and long-term investments consist primarily of corporate notes and asset backed securities. The Company's investment securities are maintained at two major financial institutions, are classified as available-for-sale, and are recorded on the Consolidated Balance Sheets at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. If the Company sells its investments prior to their maturity, it may record a realized gain or loss in the period the sale took place. In fiscal 2009, the Company realized no gains or losses on its investments.

The Company evaluates its investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and the extent to which the fair value has been below its cost-basis, the financial condition of the issuer and the Company's ability to hold the investment for a period of time, which may be sufficient for anticipated recovery of the market value. To the extent that the historical cost of the available for sale security exceeds the estimated fair market value, and the decline in value is deemed to be other-than-temporary, an impairment charge is recorded in the Consolidated Statement of Operations.

Fair Value of Financial Investments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, are considered to approximate fair value based on their short time to maturity.

Inventories

Inventories are stated at the lower of standard cost or market value. Standard cost approximates cost as determined by using the first-in, first-out (FIFO) method. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, which differ by asset category:

- Furniture & fixtures: 5 years
- Equipment: 2 - 5 years
- Software: 3 years
- Leasehold improvements: Shorter of 5 years or remaining lease period

Upon disposal, the assets and related accumulated depreciation are removed from the Company's accounts, and the resulting gains or losses are reflected in the statements of operations.

Goodwill

The Company's methodology for allocating a portion of the purchase price to goodwill in connection with the purchase of Jasomi Networks, Inc. ("Jasomi") was based on established valuation techniques in the high-technology communications equipment industry. Goodwill was measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Although goodwill is not amortized, in fiscal 2008 the Company recognized an impairment charge equal to the recorded value of the goodwill generated as part of the Jasomi Networks acquisition. See the impairment of long-lived assets accounting policy, below.

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate that carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances arise, the Company assesses the recoverability of its long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of the assets in question, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Following the criteria of SFAS 131 "Disclosure about Segments of an Enterprise and Related Information" and SFAS 142 "Goodwill and Other Intangible Assets", the Company views itself as having a single operating segment and reporting unit and consequently has evaluated its goodwill for impairment based on an evaluation of the fair value of the Company as a whole. The Company's quoted share price from NASDAQ is the basis for measurement of that fair value, as the Company's market capitalization based on share price best represents the amount at which the Company could be bought or sold in a current transaction between willing parties. Since the first quarter of fiscal 2008, the Company has experienced a decline in its stock price and therefore its market capitalization, due in large part to the recent decline in the Company's operating results. As a result of the continued depressed state of the Company's stock price and uncertainty as to when its stock price will return to levels sufficient to justify the recovery of its recorded goodwill, the Company undertook an interim impairment review in the third quarter of fiscal 2008. As a result of the review, the Company determined that the entire goodwill balance of $16.4 million attributable to the Jasomi acquisition was impaired and accordingly recorded an impairment charge for this amount.

The Company evaluates the recoverability of its amortizable purchased intangible assets based on an estimate of undiscounted future cash flows resulting from the use of the related asset group and its eventual disposition. The asset group represents the lowest level for which cash flows are largely independent of cash flows of other assets and liabilities. Measurement of an impairment loss for long-lived assets that the Company expects to hold and use is based on the difference between the fair value and carrying value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. The Company performed an interim review of its purchased intangibles and other long-lived assets as of January 31, 2008, which review did not indicate any impairment of these assets. The Company updated the interim review as of April 30, 2008. Due to events that transpired in the fourth quarter of fiscal 2008, including but not limited to a competitor's introduction of a new competitive product that appears to have created a sudden shift in demand away from the legacy Jasomi products, the Company determined that an impairment had occurred and accordingly recorded a $1.3 million impairment loss in fiscal 2008. The impairment charge was based on a comparison of the carrying amounts of the assets to their estimated fair values. The Company estimated the fair value of the assets based on the discounted value of estimated future cash flows over the estimated remaining life of the assets using a discount rate of 19%.

Certain Risks and Concentrations

The Company's products are concentrated in the telecommunications equipment industry, which is highly competitive and rapidly changing. Revenue from the Company's products is concentrated with a relatively limited number of customers. One customer accounted for 22%, 35% and 64% of revenue in fiscal 2009, 2008 and 2007, respectively. The second largest customer in fiscal 2009, an international wireless customer, accounted for 12% of revenue in fiscal 2009, 2% of revenue in fiscal 2008 and less than 1% of revenue in fiscal 2007. The second largest customer in fiscal 2008, a domestic VoIP service provider, accounted for 7% of revenue in fiscal 2009 as compared to 12% in fiscal 2008 and less than 1% of revenue in fiscal 2007. The second largest customer in fiscal 2007, an international customer, accounted for 6% of revenue in fiscal 2009 as compared to 11% of revenue in fiscal 2008 and 14% of net revenue in fiscal 2007. Net revenue from customers outside the United States, which was primarily denominated in U.S. dollars, was 54%, 37%, and 29% in fiscal 2009, 2008 and 2007, respectively. The Company's gross accounts receivable were concentrated with five customers at April 30, 2009 (representing 20%, 18%, 17%, 13% and 13% of receivables) and three customers at April 30, 2008 (representing 46%, 16% and 13% of receivables). The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based on the expected collectibility of accounts receivable.

A significant component of one of the Company's products is purchased from a sole supplier. If the Company were unable to obtain the component at prices reasonable to the Company, it would experience delays in redesigning the product to function with a component from an alternative supplier. The Company relies on two manufacturers for the assembly of the majority of the Company's products. The Company may experience delays if it were to shift production to an alternative supplier.

Income Taxes

The provision for income tax comprises the Company's current tax liability and the change in deferred tax assets and liabilities. Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized. The Company regularly examines factors that could impact the realization of such deferred tax assets (e.g. ongoing operating losses or limitation to net operating loss and research credit utilization as a result of changes of ownership pursuant to Internal Revenue Code Section 382). In the fourth quarter of fiscal 2008, the Company determined that factors existed that raised sufficient doubt as to the recovery of its recorded deferred tax assets and therefore began establishing a full valuation allowance against its deferred tax assets. The valuation allowances created in fiscal 2009 and 2008 were $10.0 million and $59.1 million, respectively.

The Company's income tax calculations are based on application of the respective U.S. federal, state or foreign tax laws. The Company's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, the Company recognizes tax liabilities based on its estimates of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the Consolidated Statement of Operations.

Foreign Currency Translation

The functional currency of all of the Company's foreign subsidiaries is the U.S. dollar. Translation adjustments resulting from remeasuring the foreign currency denominated financial statements of subsidiaries into the U.S. dollar are included in operations. Gains or losses resulting from transactions denominated in currency other than the functional currency are recorded in net income (loss) and have not been material.

Comprehensive Income (Loss)

Comprehensive income (loss) for fiscal 2009, 2008 and 2007 was ($26.5) million, ($95.2) million and $5.3 million, respectively, and included the impact of unrealized gains and losses on available for sale investment securities, net of tax.

Advertising Costs

The Company expenses all advertising costs as incurred and the amounts were not material for any of the periods presented.

Computation of Income (Loss) per Share

Basic net income (loss) per share is calculated based on the weighted average number of shares of common stock outstanding during the period less shares subject to repurchase, which are considered contingently issuable shares. Diluted net income per share is calculated based on the weighted average number of shares of common stock and potentially dilutive securities outstanding, including the dilutive effect of stock options, using the treasury stock method, and common stock subject to repurchase. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future services that the Company has not yet recognized, and the amount of tax benefit that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares. Also included in diluted shares for the year ended April 30, 2007 is the weighted average effect of the potential conversion to common stock of $4.0 million of convertible notes issued as part of the Jasomi Networks, Inc. ("Jasomi") acquisition. As of April 30, 2007, these notes could have either matured or converted into the Company's common stock at the election of the holder. At April 30, 2007, the notes potentially converted into a maximum of 447,000 shares of common stock (See also Note 4). Diluted loss per share for the years ended April 30, 2009 and 2008 is calculated excluding the effects of all potentially dilutive securities, as their effect would be anti-dilutive.

A reconciliation of the numerator and denominator used in the calculation of the historical basic and diluted net income (loss) per share follows (in thousands, except per share amounts):

	Years Ended April 30,		
	2009	2008	2007
Historical net income (loss):			
Net income (loss)	$(26,796)	$(94,653)	$ 5,318
Basic income (loss) per share:			
Weighted average shares of common stock outstanding	26,148	28,805	32,579
Less stock subject to repurchase	66	—	—
Shares used in calculation of basic income (loss) per share	26,082	28,805	32,579
Net income (loss) per share	$ (1.03)	$ (3.29)	$ 0.16
Diluted income (loss) per share:			
Shares used in calculation of basic income (loss) per share	26,082	28,805	32,579
Dilutive effect of stock plans	—	—	994
Dilutive effect of convertible debentures	—	—	447
Shares used in calculation of diluted income (loss) per share	26,082	28,805	34,020
Net income (loss) per share	$ (1.03)	$ (3.29)	$ 0.16

The computation of diluted net income (loss) per share excluded the following number of shares underlying options, as their effect was anti-dilutive: 6,001,000 shares in fiscal 2009, 6,772,000 shares in fiscal 2008 and 3,752,000 shares in fiscal 2007.

Accounting for Stock-Based Compensation

On May 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, ("SFAS 123R") which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors including employee stock options, restricted stock, restricted stock units ("RSUs") and employee stock purchases under the Company's Employee Stock Purchase Plan based on estimated fair values. SFAS 123R supersedes the previous accounting under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123R. The Company has applied the provisions of SAB 107 in conjunction with its adoption of SFAS 123R.

The Company adopted SFAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of May 1, 2006, the first day of the Company's fiscal year 2007. The Company's Consolidated Financial Statements as of and for the years ended April 30, 2009, 2008 and 2007 reflect the impact of SFAS 123R.

SFAS 123R requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock based awards under SFAS 123R, consistent with that used for pro forma disclosures under SFAS 123. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statement of Operations.

Stock-based compensation expense recognized in the Company's Consolidated Statements of Operations for the years ended April 30, 2009, 2008 and 2007 included compensation expense for stock-based payment awards granted prior to, but not yet vested as of, April 30, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123 and compensation expense for the stock-based payment awards granted subsequent to April 30, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In conjunction with the adoption of SFAS 123R, the Company changed its accounting policy of attributing the fair value of stock-based compensation to expense from the accelerated multiple-option approach, to the straight-line single-option approach. Compensation expense for all stock-based payment awards expected to vest that were granted on or prior to April 30, 2006 will continue to be recognized using the accelerated attribution method. Compensation expense for all stock-based payment awards expected to vest that were granted or modified subsequent to April 30, 2006 is recognized on a straight-line basis. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Prior to the adoption of SFAS 123R, the Company accounted for grants of equity instruments to employees using the intrinsic value method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and complied with the disclosure provisions of SFAS 123. Accordingly, compensation cost for stock options recorded in the Company's Consolidated Statement of Operations was measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee was required to pay to acquire the stock and was recognized over the vesting period of the related shares. The Company recorded $3.2 million of deferred stock-based compensation expense associated with unvested stock options assumed as part of the Company's acquisition of Jasomi and a restricted stock plan offered to former Jasomi employees hired by the Company. Upon adoption of SFAS 123R, a contra-equity balance of $2.1 million in "Deferred stock compensation" on the Consolidated Balance Sheet, associated with these grants, was reversed to "Additional paid-in capital" as of May 1, 2006.

Stock-based compensation expense recognized during the years ended April 30, 2009 and 2008 totaled approximately $1.8 million and $4.4 million, respectively. Stock-based compensation expense during fiscal 2007 totaled approximately $6.2 million ($3.9 million net of taxes), or approximately a $0.12 per share decrease to basic and diluted net income per common share, and consisted of stock option, restricted stock unit and restricted stock expense. SFAS 123R requires the Company to reflect the tax savings resulting from tax deductions in excess of expense reflected in its financial statements as a financing cash flow.

Recent Accounting Pronouncements

In April 2008, the Financial Accounting Standards Board released a FASB Staff Position (FSP No. FAS 142-3, *Determination of the Useful Life of Intangible Assets)*. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), and other principles of GAAP. This FSP applies to all intangible assets, whether acquired in a business combination or otherwise, and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. Since this guidance will be applied prospectively, on adoption, there will be no impact on the Company's current consolidated financial statements.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161 ("SFAS 161"), "Disclosures about Derivative Instruments and Hedging Activities." SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Because SFAS 161 only requires additional disclosure and the Company currently does not use derivative instrument, the adoption will not impact the Company's consolidated financial position, results of operations or cash flows.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (revised 2007) ("SFAS 141R"), "Business Combinations." SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. The provisions of SFAS 141R are effective as of the beginning of 2009, with the exception of adjustments made to acquired tax contingencies. Future adjustments made to acquired tax contingencies associated with acquisitions that closed prior to the beginning of 2009 would apply the provisions of SFAS 141R and will be evaluated based on the outcome of these matters. The Company does not expect the adoption of SFAS 141R to have a material impact on the Company's consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements", an amendment of Accounting Research Bulletin No. 51." SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is not permitted. Since this guidance will be applied prospectively and the Company currently does not have any non-controlling interests, on adoption, there will be no impact on the Company's current consolidated financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods of those fiscal years. In February 2008, the FASB released a FASB Staff Position (FSP FAS 157-2—*Effective Date of FASB Statement No. 157)* which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. These non-financial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and non-financial assets acquired and liabilities assumed in a business combination. The adoption of SFAS No. 157 as of May 1, 2008 for financial assets and liabilities did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. See Note 3 to the Notes to Consolidated Financial Statements.

In April 2009, the Financial Accounting Standards Board issued three related Staff Positions: (i) FSP 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly* ("FSP 157-4"), (ii) SFAS 115-2 and SFAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments* ("FSP 115-2 and FSP 124-2") , and (iii) SFAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments* , ("FSP 107 and APB 28-1"), which will be effective for interim and annual periods ending after June 15, 2009. FSP 157-4 provides guidance on how to determine the fair value of assets and liabilities under SFAS 157 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If the Company were to conclude that there has been a significant decrease in the volume and level of activity of the asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and the Company may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate. FSP 115-2 and FSP 124-2 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FSP 107 and APB 28-1 enhance the disclosure of instruments under the scope of SFAS 157 for both interim and annual periods. The Company is currently evaluating these Staff Positions.

3. BALANCE SHEET ACCOUNTS

Inventories: Inventories comprised (in thousands):

	April 30,	
	2009	2008
Raw Materials	$ 229	$ 716
Work in process	—	27
Finished Goods	11,395	12,949
Total	$11,624	$13,692

In fiscal 2009 and 2008, the Company recorded provisions for excess inventory totaling $2.4 million and $5.1 million, respectively. The provision in fiscal 2009 was largely driven by the impacts of new technical developments in the Company's PVP product, which changed the demand for certain components in the Company's new smaller configured system, and a change in the international market's network configurations from E1 interfaces to faster STM interfaces , which drove a sudden change in demand for the type of voice product that these international customers would deploy in the future, The provision in fiscal 2008 was largely due to a decline in sales during fiscal 2008 and expectations about revenue levels in fiscal 2009. In fiscal 2009, 2008 and 2007, the Company sold $0, $0 and $337,000, respectively, of previously written-down inventory at approximately net book values.

Stock-based compensation included in ending inventory at April 30, 2009 and 2008 was not material.

Investments: The following table summarizes the Company's investments as of April 30, 2009 (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate notes	$ 3,700	$—	$ (329)	$3,371
Asset backed securities	9,975	—	(8,898)	1,077
Total	$13,675	$—	$(9,227)	$4,448

The following table summarizes the Company's investments as of April 30, 2008 (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate notes	$10,725	$—	$ (580)	$10,145
Asset backed securities	23,533	—	(4,148)	19,385
Total	$34,258	$—	$(4,728)	$29,530

Included in corporate notes and asset backed securities are auction rate securities with a par value of $13.7 million and $34.3 million at April 30, 2009 and 2008, respectively. For the years ended April 30, 2009, 2008 and 2007, no gains or losses were realized on the sale of short-term and long-term investments. As of April 30, 2009 and 2008, net unrealized holding losses of $329,000 and $580,000 were included in accumulated other comprehensive loss in the accompanying Consolidated Balance Sheets, net of any related tax effect and an "other than temporary" impairment of $4.7 million and $4.2 million was recognized in the Consolidated Statement of Operations in fiscal 2009 and 2008, respectively for two auction rate instruments that have failed to settle at auction since the second quarter of fiscal 2008 and no impairment charges were recognized in fiscal 2007.

Auction rate securities, which have failed to settle at auction and for which management does not have a clear near-term exit strategy are included in long-term investments based on uncertainty as to when they will next settle and on the term of the security underlying the auction rate security. Otherwise they are included in the less than one year category. These securities are variable rate debt instruments, which bear interest rates that reset approximately every 7, 28 or 35 days. The underlying securities have contractual maturities which are generally greater than ten years and are primarily issued by municipalities. Typically, the carrying value of auction rate securities approximates fair value due to the frequent resetting of the interest rates. At April 30, 2009, $4.4 million of auction rate securities were classified as long-term investments, consistent with the maturities of the securities underlying the auction rate instruments, due to uncertainty as to when they may settle.

SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including its short-term and long-term investments.

When available, the Company uses quoted market prices to determine fair value of certain of its cash and cash equivalents including money market funds; such items are classified in Level 1 of the fair value hierarchy. At April 30, 2009, there were no active markets for these auction rate securities or comparable securities due to current market conditions. Therefore, until such a market becomes active, the Company is determining their fair value based on expected discounted cash flows. Such items are classified in Level 3 of the fair value hierarchy.

The following table presents for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis as of April 30, 2009 (in thousands):

	Fair Value	Level 1	Level 2	Level 3
Assets				
Money market funds	$34,226	$34,226	$—	$ —
Auction rate securities	4,448	—	—	4,448
Total	$38,674	$34,226	$—	$4,448

The following table presents the changes in the Level 3 fair value category for the year ended April 30, 2009 (in thousands):

	May 1, 2008	Net Realized/Unrealized Gains (Losses) included in Earnings	Net Realized/Unrealized Gains (Losses) included in Other Comprehensive Loss	Purchases, Sales, Issuances and (Settlements)	Transfers in and/or (out) of Level 3	April 30, 2009
Assets						
Auction rate securities	$29,530	$(4,758)	$251	$(20,575)	—	$4,448

Property and Equipment: Property and equipment comprised (in thousands):

	April 30, 2009	April 30, 2008
Furniture and fixtures	$ 1,572	$ 1,686
Equipment	14,282	13,850
Leasehold improvements	1,513	1,509
Computer software	4,073	3,983
	21,440	21,028
Less: accumulated depreciation and amortization	(17,545)	(15,535)
Total	$ 3,895	$ 5,493

Depreciation expense totaled $2.3 million, $2.4 million and $2.6 million for fiscal 2009, 2008 and 2007, respectively.

Accrued and Other Liabilities: Accrued and other liabilities comprised (in thousands):

	April 30,	
	2009	2008
Accrued employee compensation	$1,590	$2,708
Accrued warranty	389	550
Accrued professional fees	53	485
Accrued restructuring costs	430	240
Other accrued expenses	1,022	1,087
Total	$3,484	$5,070

Warranty Accrual. The Company provides for future warranty costs upon shipment of its products. The specific terms and conditions of those warranties may vary depending on the product sold, the customer and the country in which it does business. However, the Company's hardware warranties generally start from the shipment date and continue for a period of two to five years while the software warranty is generally ninety days to one year.

Because the Company's products are manufactured to a standardized specification and products are internally tested to these specifications prior to shipment, the Company historically has experienced minimal warranty costs. Factors that affect the Company's warranty liability include the number of installed units, historical experience and management's judgment regarding anticipated rates of warranty claims and cost per claim. The Company assesses the adequacy of its recorded warranty liabilities every quarter and makes adjustments to the liability, if necessary. In fiscal 2009 and 2008, the adjustment to the warranty accrual reflected improved warranty history for the Company's products over the last two years as well as the favorable resolution of certain specific warranty matters.

Changes in the warranty accrual, which is included as a component of "Accrued and other liabilities" on the Consolidated Balance Sheet, were as follows (in thousands):

	Year ended April 30,	
	2009	2008
Balance as of the beginning of the fiscal period	$ 550	$ 754
Provision for warranties issued during the fiscal period	225	83
Warranty costs incurred during the fiscal period	(160)	(69)
Other adjustments to the liability (including changes in estimates for pre-existing warranties) during fiscal period	(226)	(218)
Balance as of the end of the fiscal period	$ 389	$ 550

Reduction in Force.

At the beginning of both the second and third quarters of fiscal 2009, the Company undertook reductions in force in an attempt to reduce its operating expenses. The combined reduction in force represented approximately 21% of the Company's workforce as of April 30, 2008. As a result of the reductions in headcount that have occurred since the second quarter of fiscal 2009, the Company determined that it no longer needed approximately 20% of its Mountain View headquarters and has undertaken to sublease that space for some or all of the remainder of the lease term. In addition, certain fixed assets have been idled due to the reduction in employees. As there is no current plan to utilize these assets, the Company has decided to sell or scrap the assets. As a result of these actions, the Company recorded charges in fiscal 2009 totaling approximately $1.6 million. Of the $1.6 million recorded in fiscal 2009, $0.8 million was related to severance and related benefits for the impacted employees and the balance of $0.8 million was related to the estimated $0.5 million loss from subleasing the space vacated in September 2008 and $0.3 million related to the estimated loss on abandonment of idled fixed assets. All individuals impacted by the reductions in headcount were notified of the termination prior to the end of the period in which their severance costs were recorded. As of April 30, 2009, 94% of the $0.8 million aggregate severance related costs had been paid. The remaining severance related costs, which primarily relate to outplacement services and COBRA, will be paid over the next six months.

At the end of the second quarter of fiscal 2008, the Company undertook a restructuring of certain of its operations in an effort to streamline its operations and reduce costs. The restructuring included a reduction in the workforce of approximately 23% and the closure of its research operations in Canada. As a result of these actions the Company recorded a restructuring charge of approximately $1.3 million attributable to severance benefits paid and accrued and costs associated with the closure of the Canadian office, including $250,000 attributable to the loss on abandonment of the Canadian facility lease and losses on assets abandoned at that location. Of the $1.3 million total restructuring charge, $1.0 million was attributable to severance and related benefits. In fiscal 2009, approximately $64,000 of estimated outplacement benefit accrual related to this reduction in force expired unused and was reversed back to the same financial lines to which it was originally recorded. All individuals impacted by the reduction in headcount were notified of the termination of their employment as of October 31, 2007.

Reduction in force costs for the years ended April 30, 2009 and 2008 were as follows (in thousands):

	Year ended April 30,	
	2009	2008
Cost of goods sold	$ 31	$ 72
Sales and marketing	324	309
Research and development	614	892
General and administrative	602	504
Total	$1,571	$1,777

4. BUSINESS COMBINATION

On June 30, 2005, the Company acquired privately-held Jasomi Networks, Inc. ("Jasomi"). Jasomi developed and sold session border controllers, which enables VoIP calls to traverse the network address translation (NAT) and protects networks from external attacks by admitting only authorized sessions, ensuring that reliable VoIP service can be provided to them. The combination of Ditech's Packet Voice Processor and Jasomi's session border control technology may enable Ditech to provide a comprehensive solution to VoIP carriers' border service needs.

The aggregate acquisition consideration paid totaled $14.8 million, which included cash paid of $12.4 million. The remainder consisted of the assumption of vested stock options, acquisition costs and net liabilities assumed. In addition, further acquisition consideration of $7.0 million in non-transferable convertible notes was given. As the holders of the notes did not elect to covert any of the balances on their maturities, the Company paid $3.0 million on the first anniversary of the acquisition and the $4.0 million on the second anniversary, in full payment of these convertible notes. Both tranches were paid along with accrued interest at the rate of 5%. As the payment of these convertible notes was contingent on the retention of a specified number of designated employees, in accordance with Statement of Financial Accounting Standards No. 141 (SFAS 141), the Company did not record the $7.0 million as acquisition consideration related to these notes until they were paid, as at the closing date of the acquisition the Company believed the retention of the designated employees was not assured beyond a reasonable doubt. The portion of the notes that was issued to employee-stockholders, totaling $947,000, plus interest was amortized as compensation expense over the life of each note. In fiscal 2008 and 2007, the Company recorded $50,000 and $364,000, respectively, of compensation expense related to the notes. There was no compensation expense associated with these notes in fiscal 2009.

Ditech also (1) assumed Jasomi unvested stock options outstanding on the date of the closing, which converted into options to buy 112,343 shares of the Company's common stock, and (2) issued to Jasomi employees restricted stock and restricted stock units for an aggregate of 393,212 shares of the Company's common stock. The intrinsic value of the unvested options assumed and restricted shares granted to Jasomi employees were initially recorded as deferred stock-based compensation and were being amortized as compensation expense over the remaining respective vesting periods. Upon adoption of SFAS 123R on May 1, 2006, the unamortized deferred compensation balance was reversed against additional paid-in capital. The restricted stock has a three year vesting schedule while the unvested options assumed typically have a ten year term and a four year vesting period.

The 78,768 vested stock options assumed, at an intrinsic value of $483,000, were recorded as part of the purchase consideration.

The Company allocated the purchase price to in-process research and development ("in-process R&D"), goodwill and identified intangibles through established valuation techniques in the high-technology communications equipment industry. In-process R&D was expensed at the time of the acquisition because technological feasibility was not established and no future alternative use existed.

5. GOODWILL AND PURCHASED INTANGIBLES

The carrying value of intangible assets acquired in the Jasomi business combination is as follows (in thousands):

	April 30, 2009			
	Gross Value	Accumulated Amortization	Impairment	Net Value
Purchased Intangible Assets				
Core technology	$2,900	$(2,125)	$ (763)	$12
Customer relationships	1,100	(646)	(429)	25
Trade name and trademarks	200	(117)	(78)	5
Total	$4,200	$(2,888)	$(1,270)	$42

	April 30, 2008			
	Gross Value	Accumulated Amortization	Impairment	Net Value
Purchased Intangible Assets				
Core technology	$ 2,900	$(2,054)	$ (763)	$ 83
Customer relationships	1,100	(624)	(429)	47
Trade name and trademarks	200	(113)	(78)	9
Goodwill	16,423	—	(16,423)	—
Total	$20,623	$(2,791)	$(17,693)	$139

In fiscal 2008, the goodwill attributable to the Jasomi acquisition increased by $3.8 million. The increase was associated with the payment of the convertible notes payable. In fiscal 2008, the Company recorded an impairment loss of $16.4 million against the full recorded goodwill balance and a

$1.3 million impairment loss against the other purchased intangible assets associated with the Jasomi acquisition.

In fiscal 2009, 2008 and 2007, the Company recorded $97,000, $985,000 and $985,000, respectively, of amortization of Jasomi acquisition-related intangible assets.

Estimated future amortization expense of purchased intangible assets as of April 30, 2009 is as follows (in thousands):

	Years ending April 30,
2010	$38
2011	4
2012 and thereafter	—
	$42

6. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its principal office facilities in Mountain View, California under a non-cancelable operating lease expiring on July 31, 2011. As part of the extension of the Mountain View, California lease term in September 2005, the landlord provided $442,000 for tenant improvements. This amount was recorded in accrued and other liabilities and is being amortized over the remaining term of the lease as a reduction in rent expense. The Company is responsible for taxes, insurance and maintenance expenses related to the leased facilities. The Company also has less significant operating leases on other offices and certain office equipment. As a result of the impacts of the reductions in force that began in fiscal 2008, in fiscal 2009 the Company abandoned approximately 11,000 square feet of its Mountain View, California headquarters and is in the process of attempting to sublease the space for the remainder of the contractual lease term. An estimated sublease loss was recorded as part of the reduction in force liability, see Note 3.

At April 30, 2009, future minimum payments under the Company's operating leases are as follows (in thousands):

	Years ending April 30,
2010	$1,058
2011	1,095
2012	276
Thereafter	—
	$2,429

Rent expense under all leases for the years ended April 30, 2009, 2008 and 2007, was $1.2 million, $1.6 million and $1.5 million, respectively.

Credit Facility

In the first quarter of fiscal 2009, the Company renewed its $2.0 million operating line of credit with its bank, which expires on July 31, 2009. As of January 31, 2009, the Company had no borrowings outstanding under the line of credit but was not in compliance with the loan covenant related to minimum tangible net worth. In February 2009, the Company completed a modification of the line of credit which included the establishment of new financial covenants and a waiver of the covenant violation as of January 31, 2009. Advances under the modified line of credit bear interest at LIBOR + 4.7%. The modified line requires the Company to maintain certain financial covenants including but not limited to: minimum tangible net worth of $52 million plus 50% of all proceeds from the sale of subordinated debt or equity securities on or after January 31, 2009 and 50% of all positive net income generated after January 31, 2009.The Company was in compliance with all financial covenants at April 30, 2009.

Guarantees and Indemnifications.

As is customary in the Company's industry, and as required by law in the U.S. and certain other jurisdictions, certain of the Company's contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of the Company's products. From time to time, the Company indemnifies customers against combinations of losses, expenses, or liabilities arising from various trigger events related to the sale and the use of the Company's products and services. In addition, from time to time the Company also provides protection to customers against claims related to undiscovered liabilities, additional product liability or environmental obligations. In the Company's experience, claims made under such indemnifications are rare.

As permitted or required under Delaware law and to the maximum extent allowable under that law, the Company has certain obligations to indemnify its current and former officers and directors for certain events or occurrences while the officer or director is, or was serving at the Company's request in such capacity. These indemnification obligations are valid as long as the director or officer acted in good faith and in a manner that a person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The maximum potential amount of future payments the Company could be required to make under these indemnification obligations is unlimited; however, the Company has a director and officer insurance policy that limits the Company's exposure and enables the Company to recover a portion of any future amounts paid. As a result of the Company's insurance policy coverage, the Company believes the estimated fair value of these indemnification obligations is minimal.

Legal Proceedings

Beginning on June 14, 2005, several purported class action lawsuits were filed in the United States District Court for the Northern District of California, purportedly on behalf of a class of investors who purchased Ditech's stock between August 25, 2004 and May 26, 2005. The complaints allege claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 against Ditech and its Chief Executive Officer and Chief Financial Officer in connection with alleged misrepresentations concerning Voice Quality Assurance ("VQA") orders and the potential effect on Ditech of the merger between Sprint and Nextel, seeking monetary damages. All of the lawsuits were consolidated into a single action entitled *In re Ditech Communications Corp. Securities Litigation,* No. C 05-02406-JSW, and a consolidated amended complaint was filed on February 2, 2006. The defendants moved to dismiss the complaint, and by order dated August 10, 2006, the court granted the defendants' motion and dismissed the complaint with leave to amend. The plaintiffs filed their Second Amended Complaint on September 11, 2006. The defendants again moved to dismiss, and by order dated March 22, 2007, the court dismissed the Second Amended Complaint with leave to amend. The plaintiffs filed their Third Amended Complaint on April 23, 2007. On May 14, 2007, the defendants again moved to dismiss. By order dated October 11, 2007, the court dismissed the third amended complaint with prejudice. On November 8, 2007, plaintiffs filed a notice of appeal to the Ninth U.S. Circuit Court of Appeals. On April 1, 2009, the parties filed a stipulated motion for dismissal of the appeal. On April 14, 2009, the

Ninth Circuit dismissed the appeal. With the dismissal of the appeal, the district court's order dismissing the third amended complaint with prejudice stands and is the final judgment in this action.

On August 23, 2006, August 25, 2006 and November 3, 2006, three actions were filed in United States District Court for the Northern District of California (Case Nos. C06-05157, C06-05242, and C06-6877) purportedly as derivative actions on behalf of the Company against certain of the Company's current and former officers and directors alleging that between 1999 and 2001 certain stock option grants were backdated; that these options were not properly accounted for; and that as a result false and misleading financial statements were filed. These three actions have been consolidated under case number C06-05157. On December 1, 2006, a fourth derivative complaint making similar allegations against many of the same defendants was filed in California Superior Court for the County of Santa Clara (Case No.106-CV-075695). On April 19, 2007, the California Superior Court granted the Company's motion to stay the state court action pending the outcome of the federal consolidated actions.

The defendants named in the derivative actions are Timothy Montgomery, Gregory Avis, Edwin Harper, William Hasler, Andrei Manoliu, David Sugishita, William Tamblyn, Caglan Aras, Toni Bellin, Robert DeVincenzi, James Grady, Lee House, Serge Stepanoff, Gary Testa, Lowell Trangsrud, Kenneth Jones, Pong Lim, Glenda Dubsky, Ian Wright, and Peter Chung. These derivative complaints raise claims under Section 10(b) and 10b-5 of the Securities Exchange Act, Section 14(a) of the Securities Act, and California Corporations Code Section 25403, as well as common law claims for breach of fiduciary duty, unjust enrichment, waste of corporate assets, gross mismanagement, constructive fraud, and abuse of control. The plaintiffs seek remedies including money damages, disgorgement of profits, accounting, rescission, and punitive damages. With respect to the consolidated federal actions, the plaintiffs filed an amended consolidated complaint on March 2, 2007, adding new allegations regarding another stock option grant. On April 2, 2007, the Company moved to dismiss the amended complaint based on plaintiffs' failure to make a demand on the board before bringing suit. On the same d ay, the individual defendants moved to dismiss the amended complaint for failure to state a claim. On July 16, 2007, the Court granted the individual defendants' motion to dismiss without prejudice. On September 21, 2007, plaintiffs filed a second amended complaint. On November 30, 2007, the Company moved to dismiss the complaint for failure to make a demand on the board of directors and for lack of standing. On the same day, the individual defendants moved to dismiss the complaint for failure to state a claim upon which relief may be granted. A hearing on these motions was held on February 8, 2008. On March 26, 2008, the Court granted the individual defendants' motion to dismiss without prejudice, ordering plaintiffs to file any amended complaint by April 25, 2008. Plaintiffs did not file an amended complaint. On April 25, 2008, plaintiffs purported to make a shareholder demand on Ditech's board of directors, demanding that Ditech's board investigate and remedy the alleged stock option manipulation and insider trading. On May 12, 2008, defendants filed a motion for dismissal with prejudice based, in part, on plaintiffs' failure to comply with the Court's March 26, 2008 Order. That motion was taken off calendar to allow the parties to participate in settlement discussions. Since that time, settlement discussions have been ongoing.

The Company cannot predict the outcome of the lawsuits at this time and has hence made no provisions for potential losses from these lawsuits.

7. PREFERRED STOCK

Ditech is authorized to issue, from time to time, in one or more series, 5,000,000 shares of preferred stock at a $0.001 par value. The Board of Directors may determine the rights, preferences, privileges and restrictions granted or imposed upon any series of preferred stock. As of April 30, 2008, no preferred stock was outstanding.

In March 2001, the Company's Board of Directors adopted a Preferred Share Purchase Rights Plan designed to enable Ditech stockholders to realize the full value of their investment and to provide for fair and equal treatment for all Ditech stockholders in the event that an unsolicited attempt is made to acquire Ditech. Under the Plan, stockholders will receive one right to purchase one-thousandth of a share of newly designated Series A Junior Participating Preferred Stock of Ditech at an initial exercise price of $75.00 for each outstanding share of Ditech common stock held at the close of business on April 16, 2001 or issued thereafter. The rights expire on March 25, 2011.

8. STOCKHOLDERS' EQUITY

Employee Equity Plans

Employee Stock Purchase Plan

In March and April 1999, the Board adopted, and the stockholders approved, the Company's 1999 Employee Stock Purchase Plan (the "Purchase Plan") under which an aggregate of 1,816,666 shares of common stock have been reserved as of April 30, 2009. Employees who participate in the one-year offering period can have up to 15% of their earnings withheld for the purchase of up to a maximum of 700 shares per six-month purchase period pursuant to the Purchase Plan. The amount withheld will then be used to purchase shares of common stock on specified dates determined by the Board. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of the offering or end date of the purchase period. In fiscal 2009, 2008 and 2007, 114,452, 144,398 and 159,361 shares, respectively, were purchased under the Purchase Plan. As of April 30, 2009, 209,507 shares remain available for issuance under the Purchase Plan.

Stock Option and Restricted Stock Plans

The Company's 1997 Stock Option Plan serves as the successor equity incentive program to the Company's 1987 Stock Option Plan and the Supplemental Stock Option Plan (the "Predecessor Plans"). All outstanding stock options under the Predecessor Plans continue to be governed by the terms and conditions of the 1997 Stock Option Plan. The Company reserved 4,000,000 shares of common stock for issuance under the 1997 Stock Option Plan. Under the 1997 Stock Option Plan, the Board of Directors could grant incentive or non-statutory stock options at a price not less than 100% or 85%, respectively, of fair market value of common stock, as determined by the Board of Directors, at grant date. In November 1998, the Company adopted its 1998 Stock Option Plan and determined not to grant any further options under its 1997 Stock Option Plan. The Company has reserved a total of 4,856,082 shares of common stock for issuance under the 1998 Stock Option Plan, under terms similar to those of the 1997 Stock Option Plan. During fiscal 2009, options available for grant of approximately 1,458,000 shares expired under the provisions of the 1998 Stock Option Plan and no further option grants can be made under this plan.

During fiscal 2000, the Company adopted two non-statutory stock option plans, the 1999 Non-Officer Equity Incentive Plan and the 2000 Non-Qualified Stock Plan, under which a total of 1,350,000 shares were reserved for issuance. The terms of non-statutory options granted under these plans are substantially consistent with non-statutory options granted under the 1997 and 1998 plans. Shares issued through early option exercises are subject to the Company's right of repurchase at the original exercise price. The number of shares subject to repurchase generally decreases by 25% of the option shares one year after the grant date, and thereafter, ratably over 36 months. As of April 30, 2009, no shares were subject to repurchase.

On July 25, 2000, the Company purchased the net assets of Atmosphere Networks, and assumed all outstanding stock options that had been granted under the Atmosphere Networks 1997 Stock Plan (the "Atmosphere Plan"). The option shares under the Atmosphere Plan were converted into 122,236 options to purchase the Company's common stock. The calculation of the conversion of option shares was determined using the approximate fair market values of the Atmosphere Networks and the Company's common stock prices within a one-week period up to the date of the acquisition. After July 25, 2000, no new options are permitted to be granted under the Atmosphere Plan. The options granted under this plan are substantially consistent with the terms of options granted under the Company's stock option plans.

In August 2000, the Board of Directors adopted the 2000 Non-Qualified Stock Plan. A total of 5,000,000 shares were reserved under this plan as of April 30, 2006. The terms of options granted under this plan are substantially consistent with options granted under the 1997 and 1998 plans. In September 2006, the Board of Directors amended the 2000 Non-Qualified Stock Plan and re-named it the 2006 Equity Incentive Plan, as described below. The 2006 Equity Incentive Plan allows for the grant of other types of equity awards, including restricted stock and restricted stock units.

On June 30, 2005, the Company acquired Jasomi and assumed all outstanding stock options that had been granted under the Jasomi Networks 2001 Stock Plan (the "Jasomi Plan"). The options under the Jasomi Plan were converted into 191,111 options to purchase the Company's common stock. The calculation of the conversion of options was determined using the approximate fair market values of the Jasomi and the Company's common stock prices within a one-week period up to the date of the acquisition. After June 30, 2005, no new options are permitted to be granted under the Jasomi Plan. The options granted under this plan are substantially consistent with the terms of options granted under the Company's stock option plans.

In connection with the acquisition of Jasomi on June 30, 2005, the Board of Directors adopted the 2005 New Recruit Stock Plan. This plan allows for up to 500,000 shares of restricted stock and restricted stock units to be granted to newly hired employees. The Jasomi Canada employees hired by the Company received shares with a vesting schedule of ⅓ of the shares vesting on the first anniversary of the acquisition date, and the remaining vesting in eight (8) successive equal quarterly installments over the two (2)-year period measured from the first anniversary of the closing date. As of April 30, 2009, 221,021 shares remain available for issuance under the 2005 New Recruit Stock Plan.

In November 2005, the Board also adopted the 2005 New Recruit Stock Option Plan. A total of 200,000 shares were approved for issuance as non-qualified stock options to new hired employees only. The terms of the plan are substantially consistent with the non-qualified stock options granted under the Company's other stock option plans, except that the plan does not allow the early exercise of stock options. In February 2006, another 300,000 shares were approved and added to the reserve in connection with the hiring of the new vice president of worldwide sales. As of April 30, 2009, 500,000 shares have been reserved under the plan.

In September 2006, the Board of Directors amended the 2000 Non-Qualified Stock Plan and re-named it the 2006 Equity Incentive Plan, reserving an additional 2,000,000 shares. As a result of the increase, a total of 7,000,000 shares have been reserved under this plan as of April 30, 2009. The terms of non-statutory options granted under this plan are substantially consistent with non-statutory options granted under the 2000 plan. However, the new plan allows for the grant of other types of equity awards, including restricted stock and restricted stock units. Restricted stock and restricted stock units generally vest over four years with 25% vesting after the first year and the remaining shares vesting ratably every six months thereafter.

All options under the option plans described above have a ten-year term.

Directors Stock Option Plan

In March 1999, the Company adopted the 1999 Non-Employee Directors' Stock Option Plan. Under this stock option plan an aggregate of 650,000 shares have been reserved as of April 30, 2009. Options granted under the plan have a 5-year term. Currently, one-time initial automatic grants of

35,000 shares each are made upon a director's initial appointment and are subject to annual vesting over a four-year period. Annual automatic grants of 10,000 shares each are made on the date of each annual meeting of stockholders to each incumbent director (provided they have served as a director for at least six months) and are fully vested at the grant date.

Activity under the stock plans referenced above was as follows (in thousands, except life and exercise price amounts):

		Outstanding Options	
	Shares Available For Grant(1)	Number of Shares	Weighted Average Exercise Price
Balances, April 30, 2006	968	6,928	$ 7.95
Reservation of shares	2,000		
Restricted stock and restricted stock units issued	(292)		
Restricted stock and restricted stock units forfeited	74		
Options granted	(837)	837	$ 7.41
Options exercised	—	(217)	$ 4.33
Options forfeited	258	(258)	$ 8.55
Options expired	267	(267)	$10.08
Balances, April 30, 2007	2,438	7,023	$ 7.90
Restricted stock and restricted stock units issued	(53)		
Restricted stock and restricted stock units forfeited	140		
Options granted	(1,743)	1,743	$ 4.08
Options exercised	—	(303)	$ 3.12
Options forfeited	891	(896)	$ 7.17
Options expired	507	(507)	$ 9.63
Balances, April 30, 2008	2,180	7,060	$ 7.13
Reservation of shares	—		
Restricted stock and restricted stock units issued	(94)		
Restricted stock and restricted stock units forfeited	55		
Options granted	(1,080)	1,080	$ 1.43
Options exercised	—	(10)	$ 0.57
Options forfeited	365	(365)	$ 4.52
Options expired	2,727	(2,727)	$ 7.70
Plan shares expired	(1,458)	—	
Balances, April 30, 2009	2,695	5,038	$ 5.80

(1) Shares available for grant include shares from the 2005 New Recruit Stock Plan and the 2006 Equity Incentive Plan that may be issued as either stock options, restricted stock or restricted stock units. Shares issued under the 2006 Equity Incentive Plan as stock bonus awards, stock purchase awards, stock unit awards, or other stock awards in which the issue price is less than the fair market value on the date of grant of the award count as the issuance of 1.3 shares for each share of common stock issued pursuant to these awards for purposes of the share reserve.

The aggregate intrinsic value of stock options exercised in fiscal 2009, 2008 and 2007 was $15,000, $554,000 and $791,000, respectively.

The summary of options vested and exercisable at April 30, 2009 comprised (in thousands, except term and exercise price):

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Fully vested and expected to vest options	4,729	$6.01	$94	6.21
Options exercisable	3,057	$7.65	$30	4.78

The summary of unvested restricted stock awards for fiscal 2009 comprised (in thousands, except grant date fair value):

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock, April 30, 2008	124	$6.98
Restricted stock issued	72	$2.30
Restricted stock vested	(36)	$7.04
Restricted stock forfeited	(42)	$6.24
Nonvested restricted stock, April 30, 2009	118	$4.38

The aggregate intrinsic value of vested and expected to vest restricted stock units, which had a weighted average remaining contractual term of 1.6 years, was $6,000 at April 30, 2009. No restricted stock units were exercisable as of April 30, 2009. For the years ended April 30, 2009, 2008 and 2007, the total fair value of shares vested was $0.2 million, $3.1 million and $0.5 million, respectively.

As of April 30, 2009, approximately $3.0 million of total unrecognized compensation cost related to stock options and restricted stock/RSUs is expected to be recognized over a weighted-average period of 2.2 years for options and 1.6 years for restricted stock and restricted stock units.

The key assumptions used in the fair value model and the resulting estimates of weighted-average fair value per share used to record stock-based compensation in fiscal 2009, 2008 and 2007 under

SFAS 123R for options granted and for employee stock purchases under the ESPP during these periods are as follows:

	Years ended April 30,		
	2009	2008	2007
Stock options:			
Dividend yield(1)	—	—	—
Volatility factor(2)	0.65	0.62	0.69
Risk-free interest rate(3)	2.5%	3.4%	4.5%
Expected life (years)(4)	4.6	4.3	4.9
Weighted average fair value of options granted during the period	$0.76	$2.11	$4.48
Employee stock purchase plan:(5)			
Dividend yield(1)	—	—	—
Volatility factor(2)	0.84	.53	.46
Risk-free interest rate(3)	0.8%	3.3%	5.0%
Expected life (years)(4)	0.8	.97	.71
Weighted average fair value of employee stock purchases during the period	$0.59	$1.25	$2.24
Restricted stock and restricted stock units:			
Weighted average fair value of restricted stock and RSUs granted during the period	$2.30	$6.17	$7.37

(1) The Company has no history or expectation of paying dividends on its common stock.

(2) The Company estimates the volatility of its common stock at the date of grant based on the historic volatility of its common stock for a term consistent with the expected life of the awards affected at the time of grant.

(3) The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in affect at the time of grant.

(4) The expected life of stock options granted under the Plans is based on historical exercise patterns, which the Company believes are representative of future behavior. The expected life of grants under the Purchase Plan represents the amount of time remaining in the 12-month offering window.

(5) Assumptions for the Purchase Plan relate to the most recent enrollment period. Enrollment is currently permitted in May and November of each year.

Stock Repurchase Program

On June 13, 2007, the Company announced that its Board of Directors had authorized a $60 million stock repurchase program, a portion of which was to be accomplished in a Dutch Auction Tender Offer. On August 29, 2007, the Company filed a tender offer to repurchase up to 9,100,000 shares, or approximately $50.0 million worth, of the Company's common stock. In the second quarter of fiscal 2008, the Company completed the repurchase of 7,410,824 shares of its common stock for an aggregate cost of $41.0 million. The shares repurchased by the Company were immediately retired and the aggregate price of the retired shares was reflected as a reduction to stockholders' equity. There is no expiration date with respect to the remainder of the stock repurchase program.

The aggregate purchase price of the shares of the Company's common stock repurchased was reflected as a reduction to stockholders' equity. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins," the Company allocated the purchase price of the repurchased shares as a reduction in common stock and additional paid-in capital.

9. INCOME TAXES

The provision for (benefit from) income taxes reflected in the Consolidated Statements of Operations for the years ended April 30 was as follows:

	2009	2008	2007
		in thousands	
Current:			
Federal	$(80)	$ —	$ 315
State	69	(12)	119
Foreign	(51)	61	4
Total Current	$(62)	$ 49	$ 438
Deferred:			
Federal	$ —	$37,958	$2,854
State	—	7,869	93
Total Deferred	—	45,827	2,947
Total	$(62)	$45,876	$3,385

The components of the Company's deferred tax assets consisted of:

	April 30,	
	2009	2008
	in thousands	
Deferred tax assets (liabilities):		
Uniform capitalization	$ 4,306	$ 3,124
Depreciation	(77)	219
Inventory reserves	4,410	3,428
Other reserves and accruals	5,081	3,276
Stock-based compensation under SFAS 123R	2,718	3,402
Purchased technology, goodwill and other intangibles	1,103	1,604
Tax credits	11,000	10,458
Net operating losses	40,520	33,563
Total deferred tax assets	69,061	59,074
Valuation allowance	(69,061)	(59,074)
Net deferred tax assets	$ —	$ —

Due to continued losses from operations and uncertainty as to the magnitude and timing of future operating profits, the Company recorded a full valuation allowance against its deferred tax assets beginning in fiscal 2008.

As of April 30, 2009, the Company has federal and state tax net operating loss carryforwards of approximately $103.3 million and $84.7 million, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in fiscal 2016, and the state net operating loss carry forwards will begin to expire in fiscal 2014. As of April 30, 2009, the Company had federal and state tax credit carryforwards of approximately $7.2 million and $5.8 million, respectively.

The Company's effective tax rate differs from the U.S. federal statutory income tax rate for the years ended April 30, principally due to the following:

	2009	2008	2007
Tax provision at federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.4	4.4	6.0
Other permanent differences	0.3	0.3	4.3
Research Credit	2.0	1.6	(11.1)
Impairment of goodwill	—	(13.3)	
Valuation allowance	(37.1)	(121.2)	—
Other	(4.4)	(0.9)	4.7
Effective tax rate	0.2%	(94.1)%	38.9%

The tax provision for fiscal 2009 resulted in an effective tax rate of 0.2%. This effective tax rate reflects the continued establishment of a full valuation allowance against the Company's deferred tax assets. As a result, the effective tax rate is primarily related to state and foreign jurisdictions in which the Company has on going tax obligations.

The tax provision for fiscal 2008 resulted in an effective tax rate of (94%). The effective rate for the year was adversely impacted by the non-deductible impairment charge related to goodwill and other purchased intangible assets of $17.7 million and the establishment of a full valuation allowance of $59.1 million against the Company's deferred tax assets.

The tax provision for fiscal 2007 resulted in an effective tax rate of 39%. The effective tax rate differs from the statutory rate primarily due to stock-based compensation expense, research and experimentation tax credits, state taxes, tax impact of foreign operations and changes in the state tax rate as it relates to certain deferred tax assets specifically for California purposes only.

The Company's income taxes payable for federal, state, and foreign purposes have been reduced by the tax benefits from employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. The net tax benefits from employee stock option transactions were $0.2 million for fiscal 2006, and were reflected as an increase to additional paid-in capital in the Consolidated Balance Sheet only for 2006. The Company did not record a benefit to the Consolidated Statements of Shareholders' Equity for fiscal 2008 and 2007 as a result of electing to use FAS 109 ordering with respect to reduction to the current tax provision. Accordingly, the net operating losses carryforward from pre-2007 years were utilized first to offset the current taxes payable prior to the impact of current year tax benefits from employee stock options.

Effective May 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109, "Accounting for Income Taxes", and requires additional disclosures about uncertain tax positions. Under FIN 48, the financial statement recognition of the benefit for a tax position is dependent upon the benefit being more-likely-than-not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. The cumulative affect of adopting FIN 48 at May 1, 2007 was a decrease in the liability for uncertain tax positions and the opening accumulated deficit balance of $369,000.

The following is a roll forward of the Company's total gross unrecognized tax benefits for fiscal 2009 and 2008 (in thousands)

	Years ended April 30,	
	2009	2008
Balance as of May 1	$ 523	$271
Tax positions related to current year:		
Additions for tax positions related to R&D credits	129	174
Additions for Foreign Taxes	—	146
Tax positions related to prior year:		
Reductions for tax positions related to State Taxes	(75)	(43)
Reductions for tax positions related to Foreign Taxes	(192)	(25)
Balance as of April 30	$ 385	$523

As of April 30, 2009, the unrecognized tax benefits of $385,000 include $72,000 of uncertain tax positions that would impact the Company's effective tax rate if recognized. In accordance with FIN 48, the Company recognizes interest and penalties related to unrecognized tax benefits as a component of income taxes. Interest and penalties included in the statement of operations related to uncertain tax positions is immaterial for the fiscal years ended April 30, 2009 and 2008. The Company does not anticipate that the amount of liability for uncertain tax positions existing at April 30, 2009 will change significantly within the next 12 months.

The Company files income tax returns in the U.S. and various foreign jurisdictions. Most U.S. and foreign jurisdictions have 3 to 10 year periods during which the taxing authorities may commence an audit. The Company is currently not under review by any taxing jurisdiction.

10. REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION

The Company currently operates in a single segment, voice quality products.

The Company's revenue from external customers by geographic region, based on shipment destination, was as follows (in thousands):

	Years Ended April 30,		
	2009	2008	2007
USA	$ 8,555	$22,268	$59,806
Asia Pacific	4,265	3,883	960
Canada	1,006	3,365	2,233
Latin America	1,105	872	4,905
Middle East/Africa	3,107	3,807	15,329
Europe	610	894	771
Total	$18,648	$35,089	$84,004

Substantially all the Company's long lived assets are located in the United States.

11. PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan for all eligible employees. Employees may contribute to the Plan based on statutory limits. Any Company contributions are at the discretion of the Board of Directors. The Company made contributions to the Plan during fiscal 2009, 2008 and 2007 of $38,000, $57,000 and $68,000, respectively.

12. SUPPLEMENTAL CASH FLOW INFORMATION

	Years ended April 30,		
	2009	2008	2007
		in thousands	
Income taxes paid	85	549	93

SUPPLEMENTARY FINANCIAL DATA (unaudited)

	Fiscal 2009				Fiscal 2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(3)	First Quarter	Second Quarter	Third Quarter(1)	Fourth Quarter(2)
	(in thousands, except per share data)							
Revenue	$ 4,532	$ 4,122	$ 4,899	$ 5,095	$14,022	$ 6,637	$ 6,684	$ 7,746
Gross profit	$ 2,163	$ 1,993	$ 2,439	$ 782	$ 9,339	$ 2,226	$ 3,718	$ 211
Net loss	$(7,026)	$(6,964)	$(3,790)	$(9,016)	$(1,003)	$(5,413)	$(19,670)	$(68,567)
Basic per share data								
Net loss	$ (0.27)	$ (0.27)	$ (0.15)	$ (0.35)	$ (0.03)	$ (0.18)	$ (0.76)	$ (2.64)
Diluted per share data								
Net loss	$ (0.27)	$ (0.27)	$ (0.15)	$ (0.35)	$ (0.03)	$ (0.18)	$ (0.76)	$ (2.64)

(1) The third quarter of fiscal 2008 includes an impairment charge of $16.4 million against the goodwill recorded as part of the Jasomi acquisition.

(2) The fourth quarter of fiscal 2008 includes an impairment charge of $1.3 million against the purchased intangibles recorded as part of the Jasomi acquisition, a $4.2 million impairment charge for an other than temporary decline in the value of two auction rate securities, a $4.8 million write-down of excess inventory and a $59.1 million valuation allowance against the full value of the recorded deferred tax assets.

(3) The fourth quarter of fiscal 2009 includes a $2.2 million write-down of excess inventory and a $3.4 million impairment charge for an other than temporary decline in value of an auction rate security.

Schedule II
Valuation and Qualifying Accounts
(in thousands)

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Year ended April 30, 2007				
Allowance for doubtful accounts	$ 306	$ 80	$(13)	$ 373
Year ended April 30, 2008				
Allowance for doubtful accounts	$ 373	$ —	$(58)	$ 315
Deferred tax asset valuation allowance(1)	$ —	$59,074	$ —	$59,074
Year ended April 30, 2009				
Allowance for doubtful accounts	$ 315	$ —	$(26)	$ 289
Deferred tax asset valuation allowance(1)	$59,074	$ 9,987	$ —	$69,061

(1) Based on the level of recent financial losses and projections for future taxable income over the periods that the Company's deferred tax assets are deductible, the Company determined that it was no longer more likely than not that certain of its deferred tax assets were expected to be realized and therefore established a valuation allowance on deferred tax assets in fiscal 2008 totaling $59.1 million. In fiscal 2009, the Company increased its valuation allowance by approximately $10.0 million related to incremental deferred tax assets generated in fiscal 2009.

Item 9—Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A—Controls and Procedures

Not Applicable.

Item 9A(T)—Controls and Procedures

Limitations of Disclosure Controls and Procedures and Internal Control Over Financial Reporting

It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. For example, controls can be circumvented by a person's individual acts, by collusion of two or more people or by management override of the control. Because a cost-effective control system can only provide reasonable assurance that the objectives of the control system are met, misstatements due to error or fraud may occur and not be detected.

Disclosure Controls and Procedures

Ditech Networks, Inc. maintains disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required financial disclosure. In connection with the preparation of this Annual Report on Form 10-K, we carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, as of April 30, 2009 of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this evaluation, our CEO and CFO concluded that as of April 30, 2009, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for Ditech. Under supervision and with the participation of our management, including Todd Simpson, our principal executive officer, and William Tamblyn, our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of April 30, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Our management has concluded that, as of April 30, 2009, our internal control over financial reporting was effective based on these criteria.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Change in Internal Control over Financial Reporting

There has been no change in internal control over financial reporting in the quarter ended April 30, 2009 that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B—Other Information

None.

Part III

Item 10—Directors, Executive Officers and Corporate Governance

Directors. Information concerning our Directors, including with respect to procedures by which security holders may recommend nominees to our Board of Directors and with respect to the composition of our Audit Committee, is incorporated herein by reference to the section entitled "Proposal 1—Election of Directors" contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than August 28, 2009 in connection with the solicitation of proxies for the Ditech Networks' 2009 Annual Meeting of Stockholders (the "Proxy Statement").

Executive Officers. Information concerning our Executive Officers is set forth under the section entitled "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

Section 16(a) Beneficial Ownership Reporting Compliance. Information concerning compliance with Section 16(a) of the Securities Act of 1934 is set forth in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our Proxy Statement and is incorporated herein by reference.

Code of Business Conduct and Ethics. The information required by this Item with respect to our code of conduct and ethics is incorporated herein by reference from the section captioned "Proposal 1—Election of Directors—Code of Business Conduct and Ethics" contained in the Proxy Statement.

Item 11—Executive Compensation

The information required by this Item is set forth in the Proxy Statement under the captions "Executive Compensation and Related Information," including under "Compensation of Directors" and "Compensation of Executive Officers." Such information is incorporated herein by reference.

Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item with respect to security ownership of beneficial owners and management is set forth in the Proxy Statement under the caption, "Security Ownership of Certain Beneficial Owners and Management." Such information is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides certain information with respect to all of our equity compensation plans and grants made outside of any plans in effect as of April 30, 2009:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted-average Exercise Price of Outstanding Options, Warrants, and Rights(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))(c)
Equity Compensation Plans Approved by Security Holders(1)	4,654,784	$5.61	1,837,915
Equity Compensation Plans Not Approved by Security Holders(2)	389,060	$8.06	1,066,513
Total	5,043,844	$5.80	2,904,428

(1) Consists of Ditech's 2006 Equity Incentive Plan, 1999 Employee Stock Purchase Plan, 1999 Non-Employee Directors' Stock Option Plan, 1998 Stock Option Plan, and 1997 Stock Option Plan. With respect to the 1999 Employee Stock Purchase Plan, 209,507 shares available for issuance are included in column (c) in the reserve. Excluded are 118,152 shares of unvested Restricted Stock Awards. No amounts with respect to the 1999 Employee Stock Purchase Plan are included in columns (a) or (b).

(2) Consists of Ditech's 1999 Non-Officer Equity Incentive Plan, the 2005 New Recruit Stock Plan, and the 2005 New Recruit Stock Option Plan, and options assumed in connection with the Atmosphere Networks, Inc. acquisition in July 2000 (208 shares) and the Jasomi acquisition in June of 2005 (48,206 shares). Stockholder approval was not required for the assumption of such options. Excluded are 3,695 shares of unvested Restricted Stock Awards.

Description of Equity Compensation Plans Adopted Without the Approval of Stockholders

The following equity compensation plans of Ditech were in effect as of April 30, 2009 and were adopted without the approval of our stockholders: the 1999 Non-Officer Equity Incentive Plan, the 2005 New Recruit Stock Plan, and the 2005 New Recruit Stock Option Plan.

1999 Non-officer Equity Incentive Plan

The material features of Ditech's 1999 Non-Officer Equity Incentive Plan (the "1999 Plan") are outlined below:

General

The 1999 Plan provides for the grant of nonstatutory stock options, stock bonuses and rights to purchase restricted stock (collectively "awards"). To date, we have granted only stock options under the 1999 Plan. An aggregate of 1,000,000 shares of Common Stock is reserved for issuance under the 1999 Plan.

Eligibility

Employees and consultants of both Ditech and our affiliates who are not officers or directors of Ditech or any of our affiliates are eligible to receive all types of awards under the 1999 Plan, except that officers who have not been previously employed by Ditech are eligible to receive awards if the award is granted as an inducement essential to such officers entering into an employment contract with Ditech.

Term of Awards

Exercise Price; Payment. The exercise price of nonstatutory options may not be less than 85% of the fair market value of the stock on the date of grant. The purchase price of restricted stock purchase awards may not be less than 85% of the fair market value of the stock on the date of grant. Stock bonuses may be awarded in consideration for past services actually rendered to Ditech or our affiliates.

The exercise price of options and restricted stock purchase awards granted under the 1999 Plan must be paid either in cash at the time the option is exercised (or at the time the restricted stock is purchased) or, at the discretion of the Board, (i) pursuant to a deferred payment arrangement or (ii) in any other form of legal consideration acceptable to the Board. The exercise price of options may also be paid, at the discretion of the Board, by delivery of other shares of our Common Stock.

Award Vesting. Awards granted under the 1999 Plan may become exercisable (in the case of options) or released from a repurchase option in favor of Ditech (in the case of stock bonuses and restricted stock purchase awards) in cumulative increments ("vest") as determined by the Board. The Board has the power to accelerate the time during which an option or a restricted stock purchase award may vest or be exercised. In addition, options granted under the 1999 Plan may permit exercise prior to vesting, but in such event the participant may be required to enter into an early exercise stock purchase agreement that allows Ditech to repurchase unvested shares, generally at their exercise price, should the participant's service terminate before vesting.

Term. The maximum term of options granted under the 1999 Plan is 10 years. Options under the 1999 Plan generally terminate three months after termination of the participant's service, subject to extension in certain circumstances. Ditech generally may repurchase shares that have been issued pursuant to stock bonuses or restricted stock purchase awards granted under the 1999 Plan but have not yet vested as of the date the participant terminates his or her service with Ditech.

Effect of Certain Corporate Transactions. In the event of (i) a dissolution or liquidation of Ditech or (ii) certain specified types of merger, consolidation or similar transactions (collectively, a "corporate transaction"), any surviving or acquiring corporation may assume options outstanding under the Option Plan or may substitute similar options. If any surviving or acquiring corporation does not assume such options or substitute similar options, then with respect to options held by option holders whose service with Ditech or an affiliate has not terminated as of the effective date of the corporate transaction, the vesting of such options (and, if applicable, the time during which such options may be exercised) will be accelerated in full and the options will terminate if not exercised at or prior to such effective date.

2005 New Recruit Stock Plan

In connection with our acquisition of Jasomi Networks on June 30, 2005, the Board of Directors adopted the 2005 New Recruit Stock Plan. The 2005 New Recruit Stock Plan does not require approval by our stockholders due to its qualification under the "inducement grant exception" provided by Rule 4350(i)(1)(A)(iv) of the NASD Marketplace Rules. The 2005 New Recruit Stock Plan provides for the grant of restricted stock awards and restricted stock unit awards to newly-hired employees as an inducement for those individuals to enter into an employment relationship with Ditech or its affiliates. For purposes of the 2005 New Recruit Stock Option Plan, eligible employees includes only those individuals newly hired by Ditech or its affiliates, so long as those persons either (i) were not previously employed or serving as a director of Ditech or its affiliates, or (ii) entered into an employment relationship with us following a *bona fide* period of non-employment. The aggregate number of shares of common stock that may be issued pursuant to restricted stock awards and restricted stock unit awards under the 2005 New Recruit Stock Plan is 500,000 shares. Jasomi Networks employees hired by Ditech received grants of restricted stock or restricted stock units that vested with respect to 1/3 of the shares subject to their award on the first anniversary of the grant date, and with respect to the balance of the shares in a series of eight (8) successive equal quarterly installments over the two year period measured from the first anniversary of the grant date. All grants under the 2005 New Recruit Stock Plan to eligible employees must be approved either by a majority of "independent directors" within the meaning of Rule 4200 of the NASD Marketplace Rules, or by our Compensation Committee.

2005 New Recruit Stock Option Plan

In November 2005, the Board adopted the 2005 New Recruit Stock Option Plan. The 2005 New Recruit Stock Option Plan does not require approval by our stockholders due to its qualification under the "inducement grant exception" provided by Rule 4350(i)(1)(A)(iv) of the NASD Marketplace Rules. The 2005 New Recruit Stock Option Plan provides for the grant of nonstatutory stock options to newly-hired employees as an inducement for those individuals to enter into an employment relationship with Ditech or its affiliates. For purposes of the 2005 New Recruit Stock Option Plan, eligible employees includes only those individuals newly hired by Ditech or its affiliates, so long as those persons either (i) were not previously employed or serving as a director of Ditech or its affiliates, or (ii) entered into an employment relationship with us following a *bona fide* period of non-employment. The aggregate number of shares of common stock that may be issued pursuant to nonstatutory stock options under the 2005 New Recruit Stock Option Plan is 500,000 shares. Such number includes the 300,000 shares added to the reserve in connection with the hiring of a new Vice President of Worldwide Sales in February 2006. All grants under the 2005 New Recruit Stock Plan to eligible employees must be approved either by a majority of "independent directors" within the meaning of Rule 4200 of the NASD Marketplace Rules, or by our Compensation Committee.

Item 13—Certain Relationships and Related Transactions, and Director Independence

The information required by this Item with respect to related party transactions is set forth in the Proxy Statement under the heading "Certain Relationships and Related Party Transactions." Such information is incorporated herein by reference.

The information required by this Item with respect to the independence of our Directors is set forth in the Proxy Statement in the section entitled "Proposal 1—Election of Directors." Such information is incorporated herein by reference.

Item 14—Principal Accountant Fees and Services

The information required by this Item is set forth in the Proxy Statement under the Proposal entitled "Ratification of Selection of Independent Registered Public Accounting Firm." Such information is incorporated herein by reference.

Part IV

Item 15—Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Form 10-K:

***(1)* Financial Statements**

Reference is made to the Index to Consolidated Financial Statements of Ditech Networks, Inc. under Item 8 in Part II of this Form 10-K, which is incorporated by reference here.

***(2)* Financial Statement Schedule**

Reference is made to the Index to Consolidated Financial Statements of Ditech Networks, Inc. under Item 8 in Part II of this Form 10-K, which is incorporated by reference here.

***(3)* Exhibits**

See the Exhibit Index which follows the signature page of this Annual Report on Form 10-K, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DITECH NETWORKS, INC.

July 1, 2009	By:	/s/ TODD G. SIMPSON, PHD
		Todd G. Simpson, PhD *President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ TODD G. SIMPSON, PHD Todd G. Simpson, PhD	President, Chief Executive Officer, and Director (principal executive officer)	July 1, 2009
/s/ WILLIAM J. TAMBLYN William J. Tamblyn	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	July 1, 2009
/s/ GREGORY M. AVIS Gregory M. Avis	Director	June 30, 2009
/s/ FRANCIS A. DRAMIS, JR Francis A. Dramis, Jr.	Director	June 30, 2009
/s/ EDWIN L. HARPER Edwin L. Harper	Chairman of the Board of Directors	June 30, 2009
/s/ WILLIAM A. HASLER William A. Hasler	Director	June 30, 2009
/s/ ANDREI M. MANOLIU, PHD Andrei M. Manoliu, PhD	Director	July 1, 2009
/s/ DAVID M. SUGISHITA David M. Sugishita	Director	July 1, 2009

Exhibit Index

Exhibit	Description of document
2.1(1)	Asset Purchase Agreement, dated as of April 16, 2002, by and between Ditech and Texas Instruments
2.2(2)	Asset Purchase Agreement, dated as of July 16, 2003, by and between Ditech and JDSU.
2.3(29)	Agreement and Plan of Merger, dated as of June 6, 2005, among Ditech, Spitfire Acquisition Corp., Jasomi Networks, Inc., Jasomi Networks (Canada), Inc., Daniel Freedman, Cullen Jennings and Todd Simpson.
3.1(4)	Restated Certificate of Incorporation of Ditech
3.2(5)	Bylaws of Ditech, as amended and restated on March 28, 2002
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2(7)	Specimen Stock Certificate
4.3(6)	Rights Agreement, dated as of March 26, 2001 among Ditech Communications Corporation and Wells Fargo Bank Minnesota, N.A.
4.4(6)	Form of Rights Certificate
10.1(7)	Lease Agreement, dated August 18, 1998, between Ditech and Lincoln-Whitehall Pacific, LLC, as amended January 25, 1999
10.2(7)(8)	1997 Stock Option Plan
10.3(8)(18)	1998 Amended and Restated Stock Option Plan
10.4(8)(15)	1999 Employee Stock Purchase Plan
10.5(8)(24)	1999 Non-Employee Directors' Stock Option Plan, as amended
10.6(7)(8)	Employment Agreement, dated October 3, 1997, as amended September 15, 1998, between Ditech and Timothy Montgomery
10.7(8)(14)	1999 Non-Officer Equity Incentive Plan
10.8(8)(10)	Employment Letter, dated as of September 24, 2007, between Ditech Networks, Inc. and Todd G. Simpson.
10.9(8)(11)	Employment Letter, dated as of August 16, 2007, between Ditech Networks, Inc. and Edwin Harper.
10.11(8)(20)	Jasomi Networks, Inc. 2001 Stock Plan
10.13(8)(17)	Cash Compensation Arrangements with Executive Officers
10.14(8)(23)	Cash Compensation Arrangements with Non-Employee Directors
10.15(8)(27)	2005 New Recruit Stock Plan
10.16(7)(8)	Form of Indemnity Agreement to be entered between Ditech and each of its current executive officers and directors
10.18(7)	Stock Purchase Agreement, dated as of September 15, 1997 between Ditech and William Hasler
10.19(7)(8)	Form of option agreement under the 1997 Stock Option Plan
10.20(7)(8)	Form of option agreement under the 1998 Stock Option Plan
10.22(8)(21)	2005 New Recruit Stock Option Plan
10.23(8)(26)	Form of Stock Option Agreement under the 2005 New Recruit Stock Option Plan
10.26(3)	Second Lease Amendment, dated February 15, 2000, between Ditech and Middlefield-Bernardo Associates LLC
10.27(25)	Fourth Amendment to Lease Agreement dated July 31, 2005, between Middlefield II LLC and Ditech
10.28(8)(12)	2000 Non-Qualified Stock Option Plan
10.31(1)(9)	Software License Agreement, dated as of April 16, 2002, by and between Ditech and Telogy
10.32(9)(16)	Amendment No. 1 to Telogy Software License between Ditech Communications Corporation and Texas Instruments Incorporated, dated May 21, 2003

Exhibit	Description of document
10.34.(8)(23)	Severance Agreement, dated April 28, 2008, between Gary Testa and Ditech Networks, Inc.
10.35(8)(19)	Form of option agreement under the 1999 Non-Employee Directors' Stock Option Plan
10.36(8)(21)	Offer Letter, executed February 4, 2006, between Ditech and Gary Testa
10.37(28)(35)	Amendment No. 2 to TELOGY SOFTWARE LICENSE AGREEMENT between Ditech Communications Corporation and Texas Instruments Incorporated
10.38(8)(30)	2006 Equity Incentive Plan
10.39(8)(10)	Amended and Restated Change In Control Severance Benefit Plan
10.40(8)(32)	Form of Stock Option Agreement to be Used for Grants of Stock Options Under the Ditech Networks, Inc. 2006 Equity Incentive Plan
10.41(8)(33)	2006 Equity Incentive Plan Restricted Stock Award Agreement
10.42(8)(33)	2006 Equity Incentive Plan Restricted Stock Unit Award Agreement
10.43(8)(34)	Transition and Retirement Agreement, dated May 8, 2007, between Timothy K. Montgomery and Ditech Networks, Inc.
10.44(8)(22)	Amendment to Relocation Arrangement with Gary Testa, dated May 16, 2007
10.45(8)(22)	Relocation Arrangement with Todd Simpson, dated May 9, 2007
10.46(8)(31)	Amendment to Letter Agreement dated December 15, 2008 between Ditech Networks, Inc. and Todd Simpson
10.47(8)(31)	Amended and Restated Change In Control Severance Benefit Plan
21.1	Subsidiaries of Ditech Networks, Inc.
23.1	Consent of Burr, Pilger & Mayer LLP, Independent Registered Public Accounting Firm
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
31.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference from the exhibit with corresponding number from Ditech's Report on Form 8-K, filed April 30, 2002 (Commission File No. 000-26209).

(2) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed July 30, 2003 (Commission File No. 000-26209).

(3) Incorporated by reference from the exhibit with corresponding number from Ditech's Annual Report on Form 10-K for the fiscal year ended April 30, 2000, filed July 31, 2000 (Commission File No. 000-26209).

(4) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed May 22, 2006 (Commission File No. 000-26209).

(5) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed August 15, 2007 (Commission File No. 000-26209).

(6) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed March 30, 2001 (Commission File No. 000-26209).

(7) Incorporated by reference from the exhibits with corresponding descriptions from Ditech's Registration Statement (No. 333-75063), declared effective on June 9, 1999.

(8) Management contract or compensatory plan or arrangement.

(9) Confidential treatment has been granted as to a portion of this exhibit. The confidential portion of such exhibit has been omitted and filed separately with the Commission.

(10) Incorporated by reference from the exhibit with corresponding description from Ditech's Current Report on Form 8-K (File No. 000-26209), filed September 25, 2007.

(11) Incorporated by reference to the exhibit with the corresponding title from Ditech's Current Report on Form 8-K (File No. 000-26209), filed September 7, 2007.

(12) Incorporated by reference from the exhibit with the corresponding title from Ditech's Quarterly Report on Form 10-Q for the quarter ending October 31, 2002, filed December 16, 2002 (Commission File No. 000-26209).

(13) Incorporated by reference from the exhibit with the corresponding title from Ditech's Quarterly Report on Form 10-Q for the quarter ending January 31, 2003, filed March 14, 2003 (Commission File No. 000-26209).

(14) Incorporated by reference to the exhibit with the corresponding title from Ditech's Tender Offer Statement on Schedule TO, filed February 19, 2003 (Commission File No. 000-26209).

(15) Incorporated by reference to Appendix B to Ditech's Amendment No. 1 to Proxy Statement (Commission File No. 333-110821), filed August 9, 2006.

(16) Incorporated by reference from the exhibit with the corresponding number from Ditech's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003, filed September 15, 2003 (Commission File No. 000-26209).

(17) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed May 22, 2009 (Commission File No. 000-26209).

(18) Incorporated by reference to the exhibit with the corresponding title from Ditech's Registration Statement on Form S-8 (Commission File No. 333-120278), filed November 8, 2004.

(19) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed September 22, 2004 (Commission File No. 000-26209).

(20) Incorporated by reference to the exhibit with the corresponding title from Ditech's Registration Statement on Form S-8 (Commission File No. 333-126302), filed June 30, 2005.

(21) Incorporated by reference to the exhibit with the corresponding title from Ditech's Current Report on Form 8-K, filed February 9, 2006 (Commission File No. 000-26209).

(22) Incorporated by reference from the exhibit with corresponding number from Ditech's Annual Report on Form 10-K for the fiscal year ended April 30, 2007, filed July 16, 2007 (Commission File No. 000-26209).

(23) Incorporated by reference from the exhibit with description from Ditech's Annual Report on Form 10-K for the fiscal year ended April 30, 2008, filed July 10, 2008 (Commission File No. 000-26209).

(24) Incorporated by reference from such plan filed with Ditech's Proxy Statement filed August 16, 2005 (Commission File No. 000-26209).

(25) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed September 23, 2005 (Commission File No. 000-26209).

(26) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed November 15, 2005 (Commission File No. 000-26209).

(27) Incorporated by reference to the exhibit with the corresponding title from Ditech's Registration Statement on Form S-8 (Commission No. 333-126292), filed June 28, 2005.

(28) Incorporated by reference from the exhibit with corresponding number from Ditech's Annual Report on Form 10-K for the fiscal year ended April 30, 2006, filed July 7, 2006 (Commission File No. 000-26209).

(29) Incorporated by reference from the exhibit with corresponding number from Ditech's Annual Report on Form 10-K for the fiscal year ended April 30, 2005, filed July 14, 2005 (Commission File No. 000-26209).

(30) Incorporated by reference from such plan filed with Ditech's Proxy Statement filed August 2, 2006 (Commission File No. 000-26209).

(31) Incorporated by reference from the exhibit with the corresponding title from Ditech's Quarterly Report on Form 10-Q for the quarter ending January 31, 2009, filed March 11, 2009 (Commission File No. 000-26209).

(32) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed September 21, 2006 (Commission File No. 000-26209).

(33) Incorporated by reference from the exhibit with corresponding title from Ditech's Quarterly Report on Form 10-Q, filed March 12, 2007 (Commission File No. 000-26209).

(34) Incorporated by reference from the exhibit with corresponding title from Ditech's Current Report on Form 8-K, filed May 10, 2007 (Commission File No. 000-26209).

(35) Confidential treatment has been requested as to a portion of this exhibit. The confidential portion of such exhibit has been omitted and filed separately with the Commission.

Exhibit 21.1

Subsidiaries of Ditech Networks, Inc.

Entity Name	Jurisdiction
Ditech Communications Europe Limited	United Kingdom
Ditech Communications Canada, Inc.	Canada
Ditech India Private Limited	India
Ditech Communications International, Inc.	USA
Jasomi Networks, Inc.	USA

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Ditech Networks, Inc.

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-137679, 333-133857, 333-129983, 333-126302, 333-126192, 333-120278, 333-110821, 333-100107, 333-82624, 333-70224, 333-60882, 333-43178, 333-30044, and 333-86311) of our report dated July 1, 2009 relating to the consolidated financial statements and financial statement schedule of Ditech Networks, Inc. as of and for the year ended April 30, 2009, which appears in Ditech Networks, Inc's Annual Report on Form 10-K.

/s/ BURR, PILGER & MAYER LLP

San Jose, California
July 1, 2009

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration File Nos. 333-126302, 333-126192, 333-120278, 333-110821, 333-100107, 333-82624, 333-70224, 333-60882, 333-43178, 333-30044, 333-86311, 333-129983, 333-133857 and 333-137679) of Ditech Networks, Inc. of our report dated July 10, 2008 relating to the financial statements and financial statement schedule, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
July 1, 2009

Exhibit 31.1

Certification

I, Todd G. Simpson, certify that:

1. I have reviewed this Form 10-K of Ditech Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 1, 2009

/s/ TODD G. SIMPSON, PHD

Todd G. Simpson, PhD
Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

Certification

I, William J. Tamblyn, certify that:

1. I have reviewed this Form 10-K of Ditech Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 1, 2009

/s/ WILLIAM J. TAMBLYN

William J. Tamblyn
Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. § 1350), Todd G. Simpson, PhD, Chief Executive Officer of Ditech Networks, Inc. (the "Company"), and William J. Tamblyn, the Chief Financial Officer of the Company, each hereby certify that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the period ended April 30, 2009, and to which this Certification is attached as Exhibit 32.1, (the "Periodic Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned have set their hands hereto as of the 1st Day of July, 2009.

/s/ TODD G. SIMPSON, PHD

Todd G. Simpson, PhD
CHIEF EXECUTIVE OFFICER

/s/ WILLIAM J. TAMBLYN

William J. Tamblyn
CHIEF FINANCIAL OFFICER

The foregoing certification is not filed with the Securities and Exchange Commission as part of the Form 10-K or as a separate disclosure document and is not incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespectively of any general incorporation language contained in such filing.

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

Corporate Information

DIRECTORS

Edwin L. Harper
Chairman of the Board
Ditech Networks, Inc.

Gregory M. Avis
Managing Partner, Summit Partners and Director

Francis (Fran) A. Dramis, Jr.
Independent Consultant and Director

William A. Hasler
Director

Andrei M. Manoliu, Phd
Independent Business and Financial Consultant and Director

David M. Sugishita
Director

EXECUTIVE OFFICERS

Todd G. Simpson, Phd
Chief Executive Officer and Director

William J. Tamblyn
Executive Vice President, Chief Financial Officer and Secretary

Lowell B. Trangsrud
Executive Vice President
Chief Operating Officer

GENERAL COUNSEL

Cooley Godward Kronish LLP
Palo Alto, California

INDEPENDENT AUDITORS

Burr, Pilger & Mayer, LLP
San Jose, California

TRANSFER & REGISTRAR

Wells Fargo Bank n.a.
Shareowner Services
161 North Concord Exchange Street
South St. Paul, Minnesota 55075-1139
Phone: 800.468.9716
Fax: 651.554.3870

INVESTOR RELATIONS

If you need copies of the Company's publications, please write or call:

Ditech Networks, Inc.
Attn: William J. Tamblyn
825 East Middlefield Road
Mountain View, CA 94043
650.623.1300
www.ditechnetworks.com

STOCKHOLDERS INFORMATION

The common shares of Ditech Networks, Inc. trade on the Nasdaq Global Market under the symbol DITC.

Ditech
Networks

825 East Middlefield Road
Mountain View, California, USA 94043
www.ditechnetworks.com